FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

TRANSLATION FROM THE FRENCH FOR INFORMATION PURPOSES ONLY

PUBLIC EXCHANGE OFFER

RELATING TO THE SHARES AND BONDS CONVERTIBLE INTO

NEW SHARES OR EXCHANGEABLE FOR EXISTING SHARES

(OCEANES) OF THE COMPANY

INITIATED BY

NOKIA CORPORATION

PRESENTED BY

OFFER DOCUMENT PREPARED BY NOKIA CORPORATION

(Note d’information)

TERMS OF THE OFFER:

0.5500 NOKIA SHARE TO BE ISSUED FOR 1 ALCATEL LUCENT SHARE

0.6930 NOKIA SHARE TO BE ISSUED FOR 1 ALCATEL LUCENT 2018 OCEANE*

0.7040 NOKIA SHARE TO BE ISSUED FOR 1 ALCATEL LUCENT 2019 OCEANE*

0.7040 NOKIA SHARE TO BE ISSUED FOR 1 ALCATEL LUCENT 2020 OCEANE*

*  The exchange ratio per OCEANE may be adjusted if the opening date of the Offer occurs after November 18, 2015

DURATION OF THE OFFER:

The timetable for the Offer will be set by the French stock market authority (Autorité des marchés financiers)

(the “AMF”) in accordance with the provisions of its general regulation (the “AMF General Regulation”).

Pursuant to Article L. 621-8 of the French Financial and Monetary Code and Article 231-23 of the AMF General Regulation, the AMF has, as a result of the clearance decision of the public exchange offer dated November 12, 2015, delivered the visa No. 15-573 dated November 12, 2015. This offer document was drawn by Nokia and its signatories are liable for its content. In accordance with the terms of Article L. 621-8, I of the French Financial and Monetary Code, the visa was delivered after the AMF has verified “whether the document is complete and comprehensible, and whether the information contained therein is consistent.” It neither implies an approval regarding the merits of the transaction, not a validation of the accounting and financial information presented herein.

IMPORTANT NOTICE

Nokia intends to request from the AMF, within a 3-month period as from the closing date of the offer (or, as the case may be, the Reopened Offer), the implementation of a squeeze-out (retrait obligatoire) in order for the Alcatel Lucent Shares not tendered into the Offer and into the U.S. Offer (or, as the case may be, the Reopened Offer) to be transferred to Nokia (excluding Alcatel Lucent treasury shares), if the Alcatel Lucent Shares not tendered into the Offer and into the U.S. Offer (or, as the case may be, the Reopened Offer) by minority shareholders (excluding Alcatel Lucent treasury shares) represent not more than 5% of the shares or of the voting rights of Alcatel Lucent, in accordance with the provisions of Articles L. 433-4, III of the French Financial and Monetary Code and 237-14 et seq. of the AMF General Regulation.

Nokia also intends to request from the AMF, within a 3-month period as from the closing date of the Offer (or, as the case may be, the Reopened Offer), the implementation of a squeeze-out in order for the Alcatel Lucent OCEANEs issued by Alcatel Lucent and not tendered into the Offer and into the U.S. Offer (or, as the case may be, the Reopened Offer) to be transferred to Nokia, if the Shares not tendered into the Offer and into the U.S. Offer (or, as the case may be, the Reopened Offer) held by minority shareholders (excluding Alcatel Lucent treasury shares) and the Shares which may be issued following the conversion of the OCEANEs not tendered in the Offer and in the U.S. Offer (or, as the case may be, the Reopened Offer), represent no more than 5% of the sum of all existing Alcatel Lucent Shares and of the Shares which may be created following the conversion of OCEANEs, in accordance with the provisions of Articles L. 433-4, IV of the French Financial and Monetary Code and 237-14 et seq. of the AMF General Regulation.

The implementation of a squeeze-out will be subject to a clearance decision of the AMF.

This offer document is available on the website of Nokia (www.nokia.com) and the AMF (www.amf-france.org) and may be obtained free of charge from:

Nokia Karaportti 3 FI-02610 Espoo Finland	Société Générale Corporate Finance 75886 Paris Cedex 18 France

In accordance with Article 231-28 of the AMF General Regulation, the information document relating, in particular, to the legal, financial and accounting characteristics of Nokia will be filed with the AMF and made available to the public at the latest on the day preceding the opening of the Offer.

ii

1.	PRESENTATION OF THE OFFER

Pursuant to Section III of Book II and more specifically Articles 232-1 et seq. of the AMF General Regulation, Nokia Corporation, a company organized and existing under the laws of Finland, registered in the Finnish Trade Register, under No. 0112038-9, with registered office at Karaportti 3, FI-02610 Espoo, Finland (“Nokia” or the “Offeror”), irrevocably offers to the shareholders and holders of OCEANEs of Alcatel Lucent, public limited company (société anonyme) with share capital of EUR 142 075 407.75 as of October 31, 2015, divided in 2 841 508 155 shares with a nominal value of EUR 0.05 each, having its registered office at 148/152 route de la Reine, 92100 Boulogne-Billancourt, France, registered in the Nanterre Trade and Companies Register under No. 542 019 096 (“Alcatel Lucent” or the “Company”), to exchange pursuant to the following conditions (the “Offer”):

•	all the shares of the Company listed on Euronext Paris (Compartment A) under code ISIN FR0000130007, mnemonic “ALU” (the “Shares”) at an exchange ratio of 0.5500 Nokia share for 1 Alcatel Lucent Share;

•	all the 2018 OCEANEs (as defined in Section 2.5) of the Company listed on Euronext Paris under code ISIN FR0011527225, mnemonic “YALU”, at an exchange ratio of 0.6930 Nokia share for 1 Alcatel Lucent 2018 OCEANE;

•	all the 2019 OCEANEs (as defined in Section 2.5) of the Company listed on Euronext Paris under code FR0011948306, mnemonic “YALU1”, at an exchange ratio of 0.7040 Nokia share for 1 Alcatel Lucent 2019 OCEANE;

•	all the 2020 OCEANEs (as defined in Section 2.5) of the Company listed on Euronext Paris under code FR0011948314, mnemonic “YALU2”, at an exchange ratio of 0.7040 Nokia share for 1 Alcatel Lucent 2020 OCEANE;

the 2018 OCEANEs, 2019 OCEANEs and 2020 OCEANEs shall, henceforth, be referred to as the “OCEANEs” and, together with the Shares, as the “Securities”.

The Offer concerns:

•	all the Shares of the Company:

•	which are already issued (including Company treasury shares and shares held by its subsidiaries), namely, 2 841 508 155 Shares as of October 31, 2015, to the knowledge of the Offeror;

•	which may be issued before the closing of the Offer or the Reopened Offer (as defined in Section 2.19), following (i) the conversion of OCEANEs (namely, a maximum number of 801 221 218 Shares as of October 31, 2015, to the knowledge of the Offeror), or (ii) the exercise of Alcatel Lucent stock options (namely, a maximum number of 81 040 440 Shares as of October 31, 2015, to the knowledge of the Offeror) (the “Stock Options”);

namely, a maximum number of 3 723 769 813 Shares targeted by the Offer as of October 31, 2015, to the knowledge of the Offeror;

•	all of the Company’s 2018 OCEANEs, namely, to the knowledge of the Offeror at the date of this offer document, 349 413 670 2018 OCEANEs;

•	all of the Company’s 2019 OCEANEs, namely, to the knowledge of the Offeror at the date of this offer document, 167 500 000 2019 OCEANEs; and

•	all of the Company’s 2020 OCEANEs, namely, to the knowledge of the Offeror at the date of this offer document, 114 499 995 2020 OCEANEs.

The performance shares of Alcatel Lucent (the “Performance Shares”) which are still in a vesting period at the date of the closing of the Offer or the Reopened Offer are not targeted by the Offer, unless they have vested and are made available pursuant to the applicable legal and statutory provisions (disability or death of the beneficiary). However, the Performance Shares vested and held by beneficiaries who are French tax residents but subject to a holding period may be tendered into the Offer in the conditions set forth in the Section 2.7 below; the remaining holding period being transferred to the Nokia shares received in exchange, in accordance with Article 225-197-1(III) of the French Commercial Code.

At the date of this offer document, Nokia does not hold, directly or indirectly, acting alone or in concert, any Alcatel Lucent Securities. Furthermore, at the date of this offer document, Nokia has not concluded any agreement which allows it to acquire, by its own initiative, Alcatel Lucent Securities.

The Offer is subject to the following conditions precedent, described in detail in Section 2.12 below:

•	tender into the Offer and the U.S. Offer (as defined below) of Shares representing more than 50% of the Company Shares on a fully diluted basis on the date of the publication by the AMF of the results of the Offer taking into account the results of the U.S. Offer; and

•	approval by the extraordinary general meeting of Nokia’s shareholders, convened on October 22, 2015 and scheduled to take place on December 2, 2015, of the resolution related to the authorization of the board of directors of Nokia to resolve on the issuance of the Nokia shares as consideration for the Securities tendered into the Offer or, as the case may be, into the Reopened Offer.

The Offer is presented by Société Générale which, in accordance with the provisions of Article 231-12 of the AMF General Regulation, guarantees the content and the irrevocable nature of the undertakings given by the Offeror in relation to the Offer.

The Offer will be conducted using the standard procedure in accordance with the provisions of Articles 232-1 et seq. of the AMF General Regulation.

A separate offer is made in the United States, on financial conditions which are identical to those of this Offer, to all holders of American Depositary Shares of Alcatel Lucent listed on the New York Stock Exchange (the “NYSE”) under the symbol “ALU” (the “ADSs”) wherever they are located, as well as to all U.S. holders of Alcatel Lucent Shares and OCEANEs (the “U.S. Offer” and, together with the Offer, the “Offers”).

Holders of ADSs and U.S. holders of Alcatel Lucent Shares and OCEANEs may not tender their Securities in the Offer. The holders of ADSs, wherever located, and the U.S. holders of Alcatel Lucent Shares and OCEANEs may only tender their Securities in the U.S. Offer.

Holders of ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer.

1.1	CONTEXT AND REASONS FOR THE OFFER

1.1.1	Context of the Offer

The following summarizes the material events (but only those material events) that led to the signing of the Memorandum of Understanding (as defined below) and the filing of this Offer and does not purport to catalogue every conversation or meeting among representatives of Nokia and Alcatel Lucent.

In the ordinary course of business, Nokia and Alcatel Lucent each periodically reviews and evaluates industry developments and strategic options to enhance its respective shareholder value, including assessing potential strategic options and business acquisitions and combinations and engaging in preliminary discussions with other industry participants.

On July 19, 2013, Stephen Elop, the then President and Chief Executive Officer of Nokia, and Michel Combes, Chief Executive Officer of Alcatel Lucent, met in Brussels, Belgium, to discuss various strategic options involving Nokia and Alcatel Lucent, including a potential combination of Nokia Solutions and Networks with Alcatel Lucent, or a potential combination of Nokia Solutions and Networks and Alcatel Lucent’s wireless business.

In August and September 2013, following the initial discussions between the Chief Executive Officers of Nokia and Alcatel Lucent, further meetings and telephone conversations were held involving Timo Ihamuotila, Executive Vice President and Chief Financial Officer, from Nokia and Jesper Ovesen, the then Executive Chairman of Nokia Solutions and Networks, and Philippe Camus, Chairman of the board of directors of Alcatel Lucent, Michel Combes and Jean Raby, Chief Financial and Legal Officer, from Alcatel Lucent. These discussions focused on high level issues with respect to a potential combination of Nokia Solutions and Networks and Alcatel Lucent, including various scenarios for the structuring of any such combination. The Nokia board of directors was updated on these discussions in its meetings on September 17 and 29, 2013.

On October 2, 2013, Risto Siilasmaa, Chairman of the Nokia board of directors and Timo Ihamuotila met with Philippe Camus and Michel Combes in London, England, at the offices of Sullivan & Cromwell LLP (“Sullivan & Cromwell”), external legal advisor to Alcatel Lucent, with Philippe Camus participating via a video conference link from New York to discuss the potential combination of Nokia Solutions and Networks and Alcatel Lucent at a conceptual level. At this meeting, Nokia representatives indicated that timing of any discussions was not optimal from Nokia’s perspective given the then ongoing sale of Nokia’s Devices and Services business to Microsoft.

Between October 2013 and March 2014, the Nokia board of directors received updates on the discussions with Alcatel Lucent representatives and discussed various strategic options available for Nokia Solutions and Networks in its meetings.

Between October 2013 and May 2014, Nokia and Alcatel Lucent engaged in periodic contacts to assess willingness to reengage on discussions of a potential strategic transaction and continued high level discussions on possible transaction terms and structures during this period.

On April 30, 2014, Nokia’s board of directors met and reviewed in detail different strategic options for Nokia’s networks business. It was concluded that assets of Alcatel Lucent – either the wireless business or the entire Alcatel Lucent – constituted the best strategic fit for Nokia. Representatives of Nokia subsequently contacted representatives of Alcatel Lucent to re-engage on discussions of a potential strategic transaction.

In the summer of 2014, substantive discussions between Nokia and Alcatel Lucent resumed following a call between Timo Ihamuotila and Jean Raby, where Alcatel Lucent proposed to contribute its wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks. The scope of the contribution excluded legacy pension liabilities in the United States, which would have remained with Alcatel Lucent. There were no further discussions on a combination of Nokia Solutions and Networks and Alcatel Lucent.

On July 29, 2014, a Nokia team led by Samih Elhage, Executive Vice President and Chief Financial and Operating Officer of Nokia Networks met with Alcatel Lucent representatives, including Jean Raby, Remi Thomas, Senior Vice President Mergers & Acquisitions of Alcatel Lucent, and Philippe Keryer, Chief Strategy and Innovation Officer of Alcatel Lucent, in Paris, France, to discuss at a high level the potential contribution of Alcatel Lucent’s wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks.

On August 6, 2014, Timo Ihamuotila and Samih Elhage had a telephone conversation with Jean Raby concerning a potential contribution of Alcatel Lucent’s wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks. The discussion focused on the strategic rationale for such transaction and the potential structuring matters.

Throughout August 2014, there were a series of telephone discussions involving representatives of Nokia, including Timo Ihamuotila and Samih Elhage, and representatives of Alcatel Lucent, including Jean Raby and Philippe Keryer, regarding the potential contribution of Alcatel Lucent’s wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks, particularly around the scope of the assets to be contributed, the terms of any non-compete and a strategic partnership in IP routing. Nokia and Alcatel Lucent concluded that it was not possible to arrive at satisfactory terms for the potential contribution of Alcatel Lucent’s wireless business to Nokia Solutions and Networks in return for a minority interest in the enlarged Nokia Solutions and Networks, largely as a result of remaining overlap in the businesses and the potential conflicts created by Alcatel Lucent holding a minority interest in the enlarged Nokia Solutions and Networks business. Nokia and Alcatel Lucent agreed they would continue to explore other possible strategic transactions that would not raise similar concerns, including a sale of Alcatel Lucent’s wireless business to Nokia.

On September 4, 2014, Nokia and Alcatel Lucent agreed to actively discuss a possible sale of Alcatel Lucent’s wireless business to Nokia and entered into a non-disclosure agreement.

On September 15, 2014, Nokia representatives, including Timo Ihamuotila, Maria Varsellona, Executive Vice President and Chief Legal Officer of Nokia and Samih Elhage met in London, England, with Jean Raby, Remi Thomas and Philippe Keryer, to discuss a potential sale of Alcatel Lucent’s wireless business to Nokia and the mechanics for a potential carve out of Alcatel Lucent’s wireless business from the rest of Alcatel Lucent.

Between September 15, 2014 and September 22, 2014, representatives of Nokia and Alcatel Lucent engaged in several telephonic discussions and exchanged emails with respect to a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussions focused on the carve out of Alcatel Lucent’s wireless business from the rest of Alcatel Lucent and matters related to the treatment of Alcatel-Lucent Shanghai Bell, Co. Ltd. (“ASB”), a joint venture between Alcatel Lucent and China Huaxin Post and Telecommunication Economy Development Center, in connection with a potential transaction between Nokia and Alcatel Lucent.

On September 22, 2014, Nokia representatives, including Samih Elhage, together with representatives of J.P. Morgan Limited (“J.P. Morgan”), financial advisor to Nokia, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), external legal advisor to Nokia, participated in an Alcatel Lucent management presentation in Chicago, Illinois, U.S., with respect to Alcatel Lucent’s wireless business. The presentation was led by Dave Geary, Alcatel Lucent President of Wireless, Steven Sherman, Chief Financial Officer of Wireless and Remi Thomas, and was also attended by the representatives of Zaoui & Co. Ltd. (“Zaoui”), financial advisor to Alcatel Lucent, and Sullivan & Cromwell.

On September 28, 2014, Rajeev Suri, President and Chief Executive Officer of Nokia, called Michel Combes and indicated that, subject to the approval of the Nokia board of directors and other customary conditions, including completion of due diligence, Nokia would be prepared to submit a non-binding offer to purchase Alcatel Lucent’s wireless business for approximately EUR 600 million. Mr. Combes advised Mr. Suri that a purchase price of EUR 600 million would be insufficient for management to recommend the transaction to Alcatel Lucent’s board of directors, but that Alcatel Lucent would continue to negotiate and conduct due diligence exercises with a view to improving the terms of the transaction. Following further negotiations and due diligence, Nokia indicated that it would be prepared to offer up to EUR 1.1 billion for the purchase of Alcatel Lucent’s wireless business, subject to the approval of the Nokia board of directors and other customary conditions, including completion of due diligence.

On October 6, 2014, Nokia representatives, including Timo Ihamuotila and Samih Elhage, together with representatives of J.P. Morgan and Skadden Arps, participated in an Alcatel Lucent management presentation in Paris, France, at the offices of Sullivan & Cromwell focusing on the carve-out of Alcatel Lucent’s wireless business. The presentation was led by Dave Geary and Remi Thomas, and was also attended by Jean Raby and the representatives of Zaoui and Sullivan & Cromwell.

On October 13, 2014, the Nokia board of directors held a conference call meeting, where it resolved to authorize the management of Nokia to make a non-binding offer to acquire Alcatel Lucent’s wireless business.

On October 15, 2014, Nokia sent a letter to Alcatel Lucent with a non-binding indicative offer for the acquisition of Alcatel Lucent’s wireless business. The letter offered to acquire Alcatel Lucent’s wireless business (with such scope as identified in the letter and including Alcatel Lucent’s interest in the wireless business of ASB, but excluding Alcatel Lucent’s interest in the non-wireless business of ASB) for EUR 1.15 billion cash payable at closing of the transaction plus EUR 250 million cash payable post-closing, subject to Nokia’s ability to repatriate certain cash funds held by Alcatel Lucent’s wireless business. The letter included several assumptions and numerous conditions, including performance of a due diligence review of Alcatel Lucent’s wireless business to Nokia’s satisfaction, the delivery to Nokia of a comprehensive plan for the carve out of Alcatel Lucent’s wireless business from Alcatel Lucent, completion of the carve out in all material respects before closing of the transaction, negotiation of definitive documentation to implement the transaction, and closing conditions (including Nokia’s request to condition the transaction on obtaining consent from key customers of Alcatel Lucent).

Between October 19, 2014 and November 3, 2014, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of J.P. Morgan, Zaoui, Skadden Arps and Sullivan & Cromwell participated in a series of conference calls, discussing Nokia’s non-binding indicative offer letter and its terms and conditions. The discussions focused on Nokia’s indicative price, the process for carving out Alcatel Lucent’s wireless business from the rest of the company, the scope of and responsibility for regulatory conditions, and other closing conditions (including Nokia’s request to condition the transaction on obtaining consent from key customers of Alcatel Lucent). The discussion also focused on the process for carving out the wireless business of ASB from the rest of ASB, which would have required the consent of Alcatel Lucent’s joint venture partner in ASB.

On November 13, 2014, representatives of Sullivan & Cromwell sent to representatives of Skadden Arps the initial draft term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia.

On November 13, 2014, representatives of Nokia, J.P. Morgan and Skadden Arps met with the representatives of Alcatel Lucent, Zaoui and Sullivan & Cromwell in London, England, at the offices of Sullivan & Cromwell to discuss the initial draft term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the conditions precedent for the signing of definitive documentation and closing of the transaction (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent) and termination rights that may be available to either party, as well as the process for carving out Alcatel Lucent’s wireless business from the rest of the company and the process for carving out the wireless business of ASB from the rest of ASB.

On November 16, 2014, the Nokia board of directors held a conference call meeting, during which Nokia management briefed the board of directors on the progress in the negotiations to acquire the Alcatel Lucent wireless business. At the meeting, the Nokia board of directors resolved to authorize the management of Nokia to continue to engage with the representatives of Alcatel Lucent with respect to a potential acquisition of Alcatel Lucent’s wireless business.

On November 17, 2014, Rajeev Suri and Timo Ihamuotila met with Michel Combes and Jean Raby in Helsinki, Finland to discuss the material aspects of the draft term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the purchase price adjustment mechanism, logistics of carving out the wireless business from Alcatel Lucent, the transaction timeline and transaction termination fees. Alcatel Lucent also proposed that the parties consider discussions on a potential full combination of the businesses of Nokia and Alcatel Lucent, but no substantive discussions on this potential combination occurred at this time. After this meeting, the management of Nokia began exploring with its outside advisors the possibility of an acquisition of Alcatel Lucent by Nokia. Nokia’s management reported its findings to Nokia’s board of directors at a meeting held on December 2, 2014.

On November 21, 2014, representatives of J.P. Morgan and Skadden Arps met in London, England, at the offices of Zaoui with the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the inclusion of a non-compete provision into a potential transaction as well as a standstill provision, regulatory conditions and a potential fiduciary out provision for Alcatel Lucent in connection with a superior proposal.

On November 21, 2014, representatives of Skadden Arps sent to representatives of Sullivan & Cromwell a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia, which reflected significant outstanding differences on key transaction terms, including purchase price, purchase price adjustment mechanism, reorganization steps, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees, carve-out issues and timing and treatment of ASB.

On November 24, 2014, representatives of Nokia, including Timo Ihamuotila, Maria Varsellona and Samih Elhage, and representatives of J.P. Morgan and Skadden Arps met in

Paris, France, at the offices of Skadden Arps with the representatives of Alcatel Lucent, including Jean Raby, Remi Thomas and Philippe Keryer, and the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the key transaction terms, including purchase price, purchase price adjustment mechanism, reorganization steps, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees, carve-out issues and timing and treatment of ASB.

On December 2, 2014, the Nokia board of directors held a meeting in London, England. The board of directors was updated by management on the progress of the negotiations with Alcatel Lucent and key aspects of those negotiations, including potential issues that may arise in connection with such transaction. At that meeting, the Nokia board of directors resolved to authorize Nokia management to continue to engage with the representatives of Alcatel Lucent with respect to a potential acquisition of Alcatel Lucent’s wireless business, and also to explore, in parallel, together with Nokia’s outside advisors, a potential acquisition of Alcatel Lucent by Nokia and the benefits and potential issues of such combination.

During December 2014, representatives of Nokia and Alcatel Lucent engaged in several telephonic discussions and exchanged emails with respect to the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussions focused on key terms, including the purchase price, purchase price adjustment mechanism, closing conditions (including Nokia’s request to condition the transaction on obtaining consent from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees, carve-out issues and timing and treatment of ASB.

On January 5, 2015, representatives of Sullivan & Cromwell sent to representatives of Skadden Arps a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia, which reflected continuing discussions on key terms, including purchase price, purchase price adjustment mechanism, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees, carve-out issues and timing and treatment of ASB.

On January 7, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met in Berlin, Germany with the representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the purchase price adjustment, logistics of carving out the wireless business from Alcatel Lucent and the size of the transaction termination fee. Following this discussion, Mr. Ihamuotila and Mr. Raby had a separate discussion in general terms on a potential acquisition of Alcatel Lucent by Nokia.

On January 9, 2015, representatives of Skadden Arps sent to representatives of Sullivan & Cromwell a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia, which reflected continuing discussions on purchase price, purchase price adjustment mechanism, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, transaction termination fees and definition of material adverse effect.

On January 14, 2015, representatives of Alcatel Lucent and their advisors presented carve-out financial information in respect of Alcatel Lucent’s wireless business to representatives of Nokia and their advisors in Munich, Germany.

On January 14, 2015, representatives of Sullivan & Cromwell sent to representatives of Skadden Arps a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia reflecting the continuing discussions on key terms, including purchase price, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights, reverse transaction termination fees and definition of material adverse effect.

On January 16, 2015, Risto Siilasmaa met with Philippe Camus, Chairman of Alcatel Lucent’s board of directors, in Paris, France to discuss the potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on high level issues associated with the potential acquisition of the wireless business, including the proposed purchase price and transaction timeline. Mr. Siilasmaa and Mr. Camus also discussed the potential acquisition of Alcatel Lucent by Nokia.

On January 19, 2015, representatives of Nokia, including Timo Ihamuotila, Maria Varsellona and Samih Elhage, and representatives of J.P. Morgan and Skadden Arps participated in a conference call with the representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. The discussion focused on the termination provisions for a potential transaction and the closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent).

On January 20, 2015, the Nokia board of directors held a meeting in Espoo, Finland, where the board of directors reviewed the results of Nokia management’s preliminary assessment of a potential acquisition of Alcatel Lucent by Nokia by way of an exchange offer and the benefits and drawbacks associated with such combination as compared to the acquisition of Alcatel Lucent’s wireless business. At that meeting, the Nokia board of directors resolved to authorize Nokia management to engage in a limited due diligence review of Alcatel Lucent with respect to a potential acquisition of Alcatel Lucent by Nokia.

On January 23, 2015, representatives of Skadden Arps sent to representatives of Sullivan & Cromwell a revised draft of the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia, which reflected significant remaining differences on purchase price, closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent), allocation of regulatory risk, termination rights and size of reverse transaction termination fee.

On January 26, 2015, Timo Ihamuotila called Jean Raby, informing him that Nokia would like to explore the possibility of acquiring Alcatel Lucent. Mr. Raby stated that Alcatel Lucent was prepared to engage in preliminary discussions on this topic. Mr. Ihamuotila stated that Nokia would like to engage in a due diligence review of Alcatel Lucent with a view to a potential acquisition of Alcatel Lucent by Nokia. Mr. Ihamuotila and Mr. Raby agreed that Nokia would perform limited due diligence review of Alcatel Lucent, focusing on Alcatel Lucent’s pension liabilities, intellectual property and regulatory and compliance matters. On January 29, 2015, representatives of Nokia sent to representatives of Alcatel Lucent a due diligence request list for such review. Alcatel Lucent provided reciprocal due diligence requests, and engaged in due diligence and valuation exercises in respect of Nokia.

On January 27, 2015, representatives of Nokia, including Maria Varsellona and Samih Elhage, and representatives of J.P. Morgan and Skadden Arps participated in a conference call with the representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell to discuss the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia.

On February 2, 2015, representatives of Nokia and its advisors met in Paris, France, at the offices of Sullivan & Cromwell with the representatives of Alcatel Lucent and its advisors to conduct due diligence review of Alcatel Lucent with respect to a potential acquisition of Alcatel Lucent by Nokia. Due diligence discussions focused on Alcatel Lucent’s pension liabilities, as well as regulatory and compliance matters.

Nokia and Alcatel Lucent continued to perform reciprocal due diligence review of each other’s businesses on select topics, including pension liabilities, regulatory and compliance matters, intellectual property, ASB, Nokia’s HERE business, recent acquisitions by Nokia and material litigation until April 14, 2015.

On February 5, 2015, Risto Siilasmaa and Philippe Camus had a telephone conversation where they generally discussed the status of negotiations between the parties and a potential strategic transaction.

On February 9, 2015, Rajeev Suri met with Michel Combes in London, England to discuss a potential sale of Alcatel Lucent’s wireless business to Nokia and to conduct a high level discussion of the rationale for a potential acquisition of Alcatel Lucent by Nokia.

Between February 13, 2015 and February 17, 2015, representatives of Nokia and Alcatel Lucent held a series of telephone conversations, discussing the term sheet for a potential acquisition of Alcatel Lucent’s wireless business by Nokia. At the conclusion of these discussions, a number of material issues set forth in the draft term sheet remained outstanding and unresolved, including closing conditions (including Nokia’s request to condition the transaction on obtaining consents from key customers of Alcatel Lucent) and the timeline and conditions for the planned carve out and related possible price implications. As a result of the negotiations and discussions to date, Nokia and Alcatel Lucent also viewed a potential acquisition of Alcatel Lucent’s wireless business by Nokia as having significant obstacles to execution associated with the process for carving out Alcatel Lucent’s wireless business from the rest of the company, the process for carving out the wireless business of ASB from the rest of ASB and the response of customers and other stakeholders to a carve-out transaction, and that a full combination of the businesses of Nokia and Alcatel Lucent could be comparatively advantageous from both a strategic and a value creation standpoint. In particular, certain customers of Alcatel Lucent had proactively expressed concerns about the potential disruption to business that a sale of Alcatel Lucent’s wireless business would entail, given the long period needed to separate the wireless business from the other businesses of Alcatel Lucent. Nokia and Alcatel Lucent also recognized that a combination would be consistent with market preference for large vendors with scale and scope, particularly in 5G. Following February 17, 2015, Nokia and Alcatel Lucent did not resume substantive discussions with respect to a potential acquisition of Alcatel Lucent’s wireless business by Nokia and did not execute any additional documentation with respect to any such transaction.

On February 20, 2015, the Nokia board of directors held a conference call meeting, where it resolved to authorize the management of Nokia to fully engage in discussions with the representatives of Alcatel Lucent with respect to a potential acquisition of Alcatel Lucent by Nokia.

On February 27, 2015, the Nokia board of directors held a conference call meeting to discuss the preliminary results of the due diligence review of Alcatel Lucent and the valuation of Alcatel Lucent. The board of directors resolved to authorize Nokia representatives to make a non-binding offer to acquire Alcatel Lucent.

On March 5, 2015, representatives of Nokia, including Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila and Maria Varsellona met with representatives of Alcatel Lucent, including Philippe Camus, Michel Combes and Jean Raby, in Paris, France, at the offices of Sullivan &

Cromwell. At the meeting, Mr. Siilasmaa and Mr. Suri communicated to Mr. Camus and Mr. Combes Nokia’s non-binding offer to acquire Alcatel Lucent for 0.491 Nokia Shares for each Alcatel Lucent Share. In addition, Nokia representatives discussed other terms and conditions and various aspects of a potential transaction. Mr. Camus and Mr. Combes indicated that Alcatel Lucent viewed the offer to be inadequate in light of its view of the relative values of Alcatel Lucent Shares and Nokia Shares.

On March 8, 2015, representatives of Nokia, met in London, England, at the offices of Skadden Arps with representatives of Alcatel Lucent to conduct limited financial due diligence review of Alcatel Lucent to assist Nokia in its valuation of Alcatel Lucent. Alcatel Lucent engaged in reciprocal due diligence and valuations exercises in respect of Nokia.

On March 9, 2015, Rajeev Suri met with Michel Combes in Paris, France to discuss the transaction timeline and the scope and length and the extent of each company’s due diligence efforts.

On March 10, 2015, Risto Siilasmaa met with Philippe Camus in London, England for an overall discussion of the potential transaction and significant obstacles to announcing a transaction.

Between March 11, 2015 and March 14, 2015, representatives of Nokia, J.P. Morgan, Skadden Arps, Alcatel Lucent, Zaoui and Sullivan & Cromwell held a series of telephonic discussions concerning key terms of a potential transaction. The discussions focused on the scope and length of due diligence review and transaction timing, as well as standstill and exclusivity proposals. Nokia and Alcatel Lucent were not able to reach any agreement on possible standstill or exclusivity provisions at this time.

On March 15, 2015, the Nokia board of directors held a conference call meeting. Nokia management updated the board of directors on the status of its discussions with Alcatel Lucent and interim results of Nokia’s due diligence review. The Nokia board of directors resolved to authorize Nokia management to continue to engage in discussions with Alcatel Lucent and to continue to perform reciprocal due diligence review.

On March 16, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met in London, England at the offices of Sullivan & Cromwell with the representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell, to discuss the non-financial terms of the combination, including the conditions precedent of a potential exchange offer by Nokia to acquire Alcatel Lucent. The discussion focused on the timing of the Nokia extraordinary general meeting of shareholders contemplated to authorize the transaction and the level of the minimum tender condition.

On March 17, 2015, Risto Siilasmaa, Timo Ihamuotila and Maria Varsellona met with Philippe Camus, Michel Combes and Jean Raby in London, England, at the offices of Skadden Arps to discuss the proposed exchange ratio, offer structure and key offer terms, including offer conditions. Representatives of Nokia presented a revised proposal with an exchange ratio range of 0.514 to 0.538 Nokia Shares per Alcatel Lucent Share, as compared to the offer of 0.491 Nokia Shares per Alcatel Lucent Share made on March 5, 2015. Mr. Camus responded that Alcatel Lucent viewed the offer to be inadequate in light of its view of the relative values of Alcatel Lucent Shares and Nokia Shares. Representatives of Nokia informed representatives of Alcatel Lucent that the Nokia board of directors was not yet prepared to revise the exchange ratio and that the board of directors was meeting on March 25, 2015 to further discuss a potential transaction with Alcatel Lucent.

On March 22, 2015, Risto Siilasmaa and Philippe Camus had a telephone conversation where they discussed the proposed exchange ratio, handling of Alcatel Lucent’s submarine business and Nokia’s governance structure after the potential acquisition.

On March 25, 2015, Risto Siilasmaa and Philippe Camus had a telephone conversation where they discussed the proposed exchange ratio and status of Nokia’s approach to the transaction.

On March 25, 2015, the Nokia board of directors held an in-person meeting in Espoo, Finland, where the board of directors resolved to authorize Nokia representatives to communicate to the Alcatel Lucent representatives an increased exchange ratio.

On March 27, 2015, representatives of Nokia, including Risto Siilasmaa, Rajeev Suri, Timo Ihamuotila and Maria Varsellona met with representatives of Alcatel Lucent, including Philippe Camus, Michel Combes and Jean Raby in London, England, at the offices of Sullivan & Cromwell. Mr. Siilasmaa and Mr. Suri began the meeting by confirming Nokia’s offer to acquire Alcatel Lucent for 0.538 Nokia Shares for each Alcatel Lucent Share. Following negotiations between the parties, the representatives of Nokia and Alcatel Lucent agreed on the exchange ratio of 0.5500 Nokia Shares for each Alcatel Lucent Share, subject to the approval of Alcatel Lucent’s board of directors.

On March 29, 2015, Philippe Camus telephoned Risto Siilasmaa to inform him of the support of Alcatel Lucent’s board of directors for the proposed exchange ratio, subject to agreement on other terms of the proposed transaction.

On March 30, 2015, representatives of Skadden Arps sent the initial draft of the Memorandum of Understanding to the representatives of Sullivan & Cromwell.

On April 1, 2015, Risto Siilasmaa had a telephone conversation with Philippe Camus where they discussed the proposed exchange ratio and communications with the French government.

On April 2, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met in Paris, France, at the offices of Sullivan & Cromwell with representatives of Alcatel Lucent, including Jean Raby, and the representatives of Zaoui and Sullivan & Cromwell to discuss the key terms of the Memorandum of Understanding, including responsibility for the regulatory approvals in connection with the Offer and Offer conditions.

On April 5, 2015, representatives of Sullivan & Cromwell sent a revised draft of the Memorandum of Understanding to the representatives of Skadden Arps, which reflected continuing discussions on key terms, including scope of representations, warranties and covenants, closing conditions, allocation of regulatory risk, termination rights, transaction termination fees and board and shareholder recommendation processes.

On April 6, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, J.P. Morgan and Skadden Arps held a conference call with representatives of Alcatel Lucent, including Jean Raby, Zaoui and Sullivan & Cromwell to discuss the key terms of the Memorandum of Understanding, including transaction conditions and termination fees.

On April 8, 2015, representatives of Skadden Arps sent a revised draft of the Memorandum of Understanding to the representatives of Sullivan & Cromwell, which reflected continuing discussions on key terms, including scope of representations, warranties and covenants, closing conditions, allocation of regulatory risk, termination rights, transaction termination fees and board and shareholder recommendation processes.

On April 10, 2015 and April 11, 2015, the full management teams of Nokia, including Rajeev Suri, Timo Ihamuotila and Maria Varsellona, and Alcatel Lucent, including Michel Combes, Jean Raby and Remi Thomas, held reciprocal all-day management presentations and due diligence sessions in London, England, at the offices of Skadden Arps. These reciprocal due diligence sessions covered, among other things, financial, human resources, legal, pensions, compliance, tax and business line specific diligence matters. Representatives of J.P. Morgan, Zaoui, Skadden Arps and Sullivan & Cromwell also participated in these sessions.

On April 11, 2015, representatives of Sullivan & Cromwell sent a revised draft of the Memorandum of Understanding to the representatives of Skadden Arps, which reflected continuing discussions on key terms, including closing conditions, allocation of regulatory risk, termination rights, transaction termination fees and board and shareholder recommendation processes.

On April 12, 2015, representatives of Nokia, including Rajeev Suri, Timo Ihamuotila, and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met with the representatives of Alcatel Lucent, including Michel Combes, Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell, in London, England, at the offices of Skadden Arps to discuss the Memorandum of Understanding. The parties agreed on the scope and timing of the remaining transaction conditions at this meeting.

On April 13, 2015, Michel Combes contacted the Ministry of Economy, Industry and Digital Sector of the French Republic to update them on strategic developments with respect to Alcatel Lucent, following previous periodic discussions on strategic options under consideration, and to inform them of the likely announcement of a potential transaction between Nokia and Alcatel Lucent in the near term.

On April 13, 2015, representatives of Skadden Arps sent a revised draft of the Memorandum of Understanding to the representatives of Sullivan & Cromwell, which reflected continuing discussions on key terms, including the minimum tender condition, allocation of regulatory risk, termination rights and transaction termination fees.

On April 13, 2015, the Nokia board of directors held an in-person meeting in London, England, where the board of directors was updated on the developments in negotiations with Alcatel Lucent and the transaction timeline.

On April 13, 2015, Alcatel Lucent’s board of directors met in Paris, France, at the offices of Sullivan & Cromwell and by video conference. The meeting was also attended by members of Alcatel Lucent’s senior management and representatives from Zaoui and Sullivan & Cromwell. Alcatel Lucent’s board of directors evaluated the terms of the proposed transaction, including the exchange ratio and terms of the draft Memorandum of Understanding. Members of Alcatel Lucent’s senior management updated Alcatel Lucent’s board of directors on developments with respect to the proposed acquisition of Alcatel Lucent by Nokia since the previous meeting of the board, including the conclusions of the reciprocal due diligence and valuation exercises carried out by Alcatel Lucent in respect of Nokia. Zaoui and Sullivan & Cromwell reviewed the financial and legal terms of the Memorandum of Understanding, based on an advanced draft of the Memorandum of Understanding. Zaoui explained the financial terms of the Offer and the potential impact on the holders of Alcatel Lucent Shares and OCEANEs, including the premium implied by the exchange ratio and considerations regarding valuation of Alcatel Lucent and Nokia. Sullivan & Cromwell also discussed the fiduciary duties of Alcatel Lucent’s board of directors in considering the Memorandum of Understanding and the timetable of the proposed transaction.

On April 13, 2015, rumors of a possible offer or transaction by Nokia to acquire Alcatel Lucent’s wireless business were publicly reported, following rumors of the potential sale of HERE by Nokia on April 10, 2015.

On April 14, 2015, in response to the rumors, Nokia and Alcatel Lucent issued a joint public announcement prior to the open of markets in Europe confirming that they were in advanced discussions with respect to a potential full combination, which would take the form of a public exchange offer by Nokia for Alcatel Lucent.

On April 14, 2015, representatives of Nokia, including Timo Ihamuotila and Maria Varsellona, and representatives of J.P. Morgan and Skadden Arps met with representatives of Alcatel Lucent, including Jean Raby and Remi Thomas, and the representatives of Zaoui and Sullivan & Cromwell, in Paris, France, at the offices of Skadden Arps to finalize the remaining terms of the Memorandum of Understanding, including agreement on the size of the termination fees.

On April 14, 2015, the Nokia board of directors held a conference call meeting, where it resolved to approve the proposed acquisition of Alcatel Lucent and the execution of the Memorandum of Understanding.

On April 14, 2015, Alcatel Lucent’s board of directors held a conference call meeting, which was also attended by representatives of Alcatel Lucent’s senior management, Zaoui and Sullivan & Cromwell. Management provided an update on discussions with Nokia since the previous board meeting, while Zaoui and Sullivan & Cromwell reviewed the final financial and legal terms of the Memorandum of Understanding. Zaoui delivered to Alcatel Lucent’s board of directors its oral opinion, which was confirmed by delivery of a written opinion dated April 14, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the exchange ratio proposed to be paid to the holders (other than Nokia and its affiliates) of Alcatel Lucent Shares, including Alcatel Lucent ADSs, pursuant to the Offer was fair from a financial point of view to such holders, as further described under the section entitled “—Opinion of Alcatel Lucent’s Financial Advisor” below. The opinion delivered by Zaoui is filed as an exhibit to the registration statement of which this exchange offer/prospectus forms a part. Following additional discussion and consideration of the Memorandum of Understanding and the terms and conditions of the Offer, the Board unanimously approved the terms of the Memorandum of Understanding and the draft press release announcing the transaction.

On April 15, 2015, Nokia and Alcatel Lucent executed the Memorandum of Understanding.

On April 15, 2015, prior to the open of markets in Europe, Nokia and Alcatel Lucent jointly announced the execution of the Memorandum of Understanding and the proposed acquisition of Alcatel Lucent by Nokia by way of an exchange offer by Nokia for all outstanding equity securities of Alcatel Lucent.

After the announcement of the execution of the Memorandum of Understanding, Alcatel Lucent promptly began the information process of its French Group Committee (Comité de Groupe France) (the “Group Committee”) in order to obtain its opinion on the proposed public exchange offer. Between April 15, 2015 and June 1, 2015, Alcatel Lucent, with Nokia’s participation, held a series of meetings with the French Group Committee and responded to its information and other requests. The consultations were conducted in accordance with Article L. 2323-23 of the French Labor Code. On June 1, 2015, Alcatel Lucent’s French Group Committee delivered its opinion, indicating that it does not oppose the proposed combination with Nokia.

On June 4, 2015, further to the French Group Committee consultation process, the Alcatel Lucent’s board of directors expressed its full support for the proposed combination with Nokia.

In addition, following the execution of the Memorandum of Understanding, Nokia and Alcatel Lucent promptly began the filings and regulatory review processes in all relevant jurisdictions necessary for the consummation and implementation of the Offer and the combination of the businesses of Nokia and Alcatel Lucent. As of the date of this offer document, all material regulatory approvals for the Offer have been received.

On October 22, 2015, the board of directors of Nokia approved the submission of the Offer with the AMF.

On October 28, 2015, the participating members of Alcatel Lucent’s board of directors, after the independent expert appointed on June 4, 2015 submitted its report, has unanimously:

•	determined that the Offer is in the best interest of Alcatel Lucent, its employees and its stakeholders (including the holders of Alcatel Lucent Shares and holder of other Alcatel Lucent Securities),

•	recommended that all holders of Alcatel Lucent Shares and holders of Alcatel Lucent ADSs tender their Shares and/or their ADSs into the Offer, and

•	recommended that all holders of OCEANEs tender their OCEANEs into the Offer.

The opinion of the Group Committee, the reasoned opinion (avis motivé) of the Alcatel Lucent’s board of directors, as well as the reports of the certified public accountant appointed by the Group Committee and the independent expert appointed by the Alcatel Lucent’s board of directors are included in the draft response document filed by Alcatel Lucent with the AMF on October 29, 2015.

1.1.2	Memorandum of Understanding

On April 15, 2015, Nokia and Alcatel Lucent entered into an agreement, as amended on October 28, 2015 (the “Memorandum of Understanding”) published within the context of the U.S. Offer, attached as Annex A to the Registration Statement on Form F-4 filed with the U.S. securities regulator (the U.S. Securities and Exchange Commission) and published on the website of this authority (www.sec.gov), pursuant to which, in particular:

•	Nokia agreed to file a public exchange offer in France and a separate offer in the United States, with the view of acquiring all the Shares (including Shares represented by ADSs) and OCEANEs issued by Alcatel Lucent, subject to certain conditions. In particular, the Memorandum of Understanding sets out the main features of the Offer (securities targeted by the Offer, terms of the Offer and adjustments, opening conditions of the Offer, conditions precedent to the filing of the Offer, Minimum Tender Condition and possibility of a squeeze-out);

•	Alcatel Lucent agreed to convene a meeting of its board of directors after the issuance by the Group Committee of its opinion regarding the Offer to decide to proceed or not with the contemplated transaction and, if they decide to proceed, to issue, within 3 trading days following the opinion of the Group Committee, a public statement expressing their full support of the Offer (such statement was issued on June 4, 2015);

•	Alcatel Lucent agreed to convene its board of directors as soon as the independent expert has submitted its report and no later than 3 trading days thereafter, in order to issue a reasoned opinion (avis motivé) regarding the Offer in accordance with the applicable regulations;

•	Alcatel Lucent agreed to accelerate the exercise period of the Stock Options granted before the date of the conclusion of the Memorandum of Understanding (namely, April 15, 2015), under certain conditions (see Section 2.6 of this offer document);

•	Alcatel Lucent agreed to offer to the beneficiaries of Performance Shares granted before the date of the conclusion of the Memorandum of Understanding (namely, April 15, 2015) the option of waiving their rights to receive Company Shares in exchange for compensation payable in Company Shares or in cash, at the option of the Company, under certain conditions (see Section 2.7 of this offer document);

•	Alcatel Lucent agreed to replace the Stock Option plan that it had been considered to grant for the 2014 financial year, and that was finally not granted, by an allocation of Alcatel Lucent Shares at one Alcatel Lucent Share per two Stock Options, subject to certain conditions (see section 2.8 of this offer document);

•	Alcatel Lucent agreed to implement a new Performance Share plan for the 2015 financial year that will be granted subject to certain conditions (see section 2.7 of this offer document);

•	Nokia agreed, in case of success of the Offer, to set up a liquidity mechanism under the conditions set out in Section 2.11 of this offer document, under certain conditions, if the Company Share market were to require liquidity;

•	Nokia and Alcatel Lucent made customary and generally reciprocal representations and warranties to the other party with respect to: organization, good standing and qualification, capitalization, corporate authority, non-contravention, required consents, reports, financial statements, internal control and disclosure control, and absence of certain changes and litigation. Alcatel Lucent also made customary representations and warranties to Nokia with respect to certain matters relating to intellectual property and legal compliance;

•	Nokia and Alcatel Lucent agreed to cooperate in order to obtain all necessary regulatory and administrative authorizations for the filing of the Offer. They also agreed to use their reasonable best efforts to take all actions and to do all things necessary or advisable under applicable law to consummate the Offer (Nokia received all the required regulatory and administrative approvals for the implementation of the Offer according to the provisions of the Memorandum of Understanding – see Section 1.1.4 of this offer document);

•	Nokia and Alcatel Lucent agreed, except as subject to customary conditions and consents, to conduct the business of their respective groups in the ordinary course consistent with past practice, until the date of settlement and delivery of the Securities following the announcement by the AMF of the results of the Offer.

During the same time period, each of Nokia and Alcatel Lucent has agreed (subject to certain exceptions) not to (i) make any material amendment to its organizational documents; (ii) split, combine or reclassify its outstanding shares; (iii) declare, set aside or pay any type of dividend, whether payable in cash, share or property, in respect of its shares (other than the dividends distributions described below); or (iv) launch any repurchase program with respect to its shares not publicly announced as of the date of execution of the Memorandum of Understanding.

During the same time period, each of Nokia and Alcatel Lucent has agreed (subject to certain exceptions) not to and to cause its subsidiaries not to:

•	(i) issue, sell, or dispose of any of its shares or its subsidiaries’ shares, or (ii) pledge or create a lien, in each of cases (i) and (ii) with respect to (A) any of its shares or of its subsidiaries’ shares, (B) any securities convertible into or exchangeable or exercisable for its shares or any of its subsidiaries’ shares, (C) any options, warrants, calls, commitments or rights of any kind to acquire, its shares or any of its subsidiaries’ shares, or (D) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its shareholders or its subsidiaries’ shareholders on any matter;

•	incur any long-term indebtedness for borrowed money (including any guarantee of such indebtedness);

•	in one or several transactions, transfer, exchange, swap or otherwise create a material lien on or dispose (whether by way of merger, consolidation, sale of shares or assets, or otherwise) of any material portion of its consolidated assets, including shares of its subsidiaries; and

•	in one or several transactions, acquire (whether by merger, consolidation, purchase or otherwise) any person or assets.

In addition, during the same time period Alcatel Lucent has agreed, subject to certain exceptions, not to and to cause its subsidiaries not to:

•	(i) settle or agree to a compromise in respect of certain material claims or litigation, or (ii) (A) modify, amend or terminate certain material contracts, or (B) waive, release or assign any material rights or claims under any of such contracts;

•	enter into certain “non-compete” or similar contracts;

•	abandon, fail to maintain or assign any material intellectual property; and

•	enter into certain material arrangements that in certain circumstances would purport to have a binding effect on Nokia or any of its direct or indirect subsidiaries (other than Alcatel Lucent and its subsidiaries) or any of their respective patents;

•	Alcatel Lucent agreed, until the date of settlement and delivery of the Securities following the announcement by the AMF of the results of the Offer or, as the case may be, of the Reopened Offer, to refrain from distributing dividends (excluding dividends which may be anticipated pursuant to the disposition of Alcatel-Lucent Submarine Networks (“ASN”)). On October 6, 2015, Alcatel Lucent announced that it will continue to operate ASN as a wholly owned subsidiary;

•	Nokia agreed, until the date of settlement and delivery of the Securities following the publication by the AMF of the results of the Offer or, as the case may be, of the Reopened Offer, to refrain from distributing dividends (excluding (i) distributions which may be anticipated for 2015 in the ordinary course of business and consistent with past practices and which are limited to an aggregate amount of EUR 0,14 per Nokia share, (ii) any other cash dividends payable by Nokia in the ordinary course of business consistent with past practices, or (iii) distribution of special dividends in cash in an amount not exceeding in the aggregate EUR 1 000 000 000);

•	Alcatel Lucent agreed not to, in any manner whatsoever (i) initiate, solicit, induce or take any action with a view to facilitate or encourage, any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal (as defined below), (ii) engage or otherwise participate in any discussions or negotiations (including by way of furnishing non-public information or granting access to any of the properties or assets of the Company or its subsidiaries) with any person relating to any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal, (iii) accept, approve, endorse or recommend any Alternate Proposal, (iv) approve or recommend or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, tender offer agreement, merger agreement, acquisition agreement, business combination agreement, joint-venture agreement, option agreement or other similar agreement in respect of any Alternate Proposal (an “Alternate Proposal Agreement”), or (v) propose publicly or agree to do any of the foregoing related to any Alternate Proposal. Alcatel Lucent agreed to inform immediately Nokia of the receipt of an Alternate Proposal. However, the Company reserved its ability to discuss or enter into negotiations with a third party which solicits it with an Alternate Proposal which may lead to a Superior Proposal (as defined below), but shall inform Nokia immediately of any such Alternate Proposal by any person;

“Alternate Proposal” means any offer or proposal for, or any indication of interest in by any person or group of persons, in one or a series of related transactions (other than the Offers) involving (i) any direct or indirect acquisition or purchase of (A) Company Securities that would result in any person or a group of persons owning 15% or more of the Company Shares (either directly or after conversion or exercise of such Company securities) or (B) assets of the Company or of any of its subsidiaries, including by way of the acquisition or purchase of, or subscription to, any class of equity securities or voting rights of any of its subsidiaries, that represent (or generate) 15% or more of the consolidated gross revenue, consolidated EBITDA or consolidated gross assets of the Company, as presented in the most recent audited annual consolidated financial statements of the Company, or (ii) any merger, reorganization, restructuring, contribution, share exchange, consolidation, business combination, joint-venture, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries or any of their respective assets meeting the tests set forth in prong (i)(B) of this definition, but with the exception of (x) intra-group reorganizations and transactions or (y) any transfer, sale, disposition, exchange or distribution of all or part of the Company’s interest in ASN according to the terms of the Memorandum of Understanding, provided that such transfer, sale, disposition, exchange or distribution does not involve or require the issuance of any Company Shares;

“Superior Proposal” means any bona fide written Alternate Proposal from any Person or group of Persons (provided that, for the purpose of this definition, all references to “15%” in the definition of “Alternate Proposal” shall be replaced by “30%” with respect to prong (i) (A) of the Alternate Proposal definition and shall be replaced by “50%” with respect to prong (i)(B) of the Alternate Proposal definition) that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute) (i) to be more favorable to the Company, the holders of Company Securities and the other stakeholders of the Company than the Offers, taking into account, among other things, (x) all legal, financial, regulatory, timing, financing and other aspects of the Alternate Proposal, this Memorandum of Understanding and the Offers on the terms described in this Memorandum of Understanding (including the respective conditions to and the respective expected timing and risks of consummation), (y) any improved terms that Nokia may have offered, and (z) the corporate interest (intérêt social) of the Company and (ii) the Company board of directors determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute) that failure to pursue such Alternate Proposal would be inconsistent with its fiduciary duties under applicable Law.

•	Following the filing of the Offer, Nokia agreed to pay Alcatel Lucent a fee for termination of the Memorandum of Understanding in the amount of:

•	EUR 150 000 000 if such termination is a result of the failure by the extraordinary general meeting of Nokia’s shareholders to approve the resolution relating to the transaction;

•	EUR 300 000 000 if such termination, initiated by the Company, is a result of a change in the recommendation of the transaction by the board of directors of Nokia, or a material breach by Nokia of the Memorandum of Understanding and Nokia or Nokia’s board of directors took deliberate action to frustrate the obtaining of the Nokia’s shareholders’ approval; and

•	EUR 400 000 000 if the termination is a result of a final refusal by an authority to grant an approval, which is a condition precedent, (other than an approval relating to foreign investments in France) or the authority adopts a final regulation which prevents the implementation of the transaction;

•	Following the filing of the Offer, Alcatel Lucent agreed to pay Nokia a termination fee in the amount of:

•	EUR 300 000 000 if such termination results from Nokia’s withdrawal of the Offer pursuant to Article 232-11 of the AMF General Regulation, after the opening of the Offer, the reason being that the board of directors of the Company has taken actions which alter the number of shares of the Company or result in a price increase of the Offer for the Offeror, or if such termination results from the board of directors of Alcatel Lucent negatively changing its reasoned opinion related to the Offer;

•	EUR 300 000 000 if (i) an Alternate Proposal is publicly announced or otherwise communicated to Alcatel Lucent, (ii) Alcatel Lucent does not make a change in Alcatel Lucent reasoned opinion related to the Offer, (iii) the Offer is terminated due to failure to satisfy the Minimum Tender Condition and (iv) within 12 months of such termination, Alcatel Lucent enters into and consummates an agreement with respect to such Alternate Proposal with the person making such Alternate Proposal.

•	Nokia agreed to convene an extraordinary general meeting of its shareholders in view of the issuance of Nokia shares to be exchanged for Alcatel Lucent Securities, and to publish the notice to extraordinary general meeting, within two business days following receipt of all regulatory and antitrust approvals, which are included as condition precedents to the filing of the Offer (such extraordinary general meeting was convened on October 22, 2015 and is scheduled to take place on December 2, 2015);

•	Nokia and Alcatel Lucent agreed to reciprocal standstill periods, subject to customary exceptions, with respect to the other party’s securities following certain events of termination of the Memorandum of Understanding. The standstill periods would last until the longer of the 12-month anniversary of the termination date of the Memorandum of Understanding and the 18-month anniversary of the date of the Memorandum of Understanding;

•	Subject to the completion of the Offer and for six (6) years following the completion of the Offer, Nokia agreed to cause Alcatel Lucent or its subsidiaries to indemnify and provide advancement of expenses to all past and present directors and senior officers of Alcatel Lucent on terms not less favorable to such director or senior officer than those provided to him or her by Alcatel Lucent or its subsidiaries on the date of the Memorandum of Understanding. The preceding indemnity provision will be deemed satisfied if Alcatel Lucent or Nokia purchase a six-year “tail” prepaid policy on the relevant terms.

In addition to the provisions of the Memorandum of Understanding described hereinabove, it should be noted that Nokia has undertaken to reimburse Alcatel Lucent for out-of-pocket expenses paid by Alcatel Lucent to third parties for shareholder analysis in connection with the Offer at the request of Nokia and pursuant to applicable law.

1.1.3	Disclosure of certain information related to Alcatel Lucent

Prior to the signing of the Memorandum of Understanding, Nokia had access to certain limited information about Alcatel Lucent and its subsidiaries for purposes of conducting its due diligence review and Alcatel Lucent had access to certain limited information about Nokia. The significant elements of such information are contained in the Nokia’s 2014 annual report on Form 20-F and Alcatel Lucent’s reference document (document de référence) related to the financial year ending December 31, 2014 filed with the AMF on March 20, 2015 under No. D. 15-0179, available on the websites of the Company

(www.alcatel-lucent.com) and the AMF (www.amf-france.org).

Nokia considers that apart from the publicly available information or the information contained in this exchange offer/prospectus, it has not received specific information relating to, directly or indirectly, Alcatel Lucent and its subsidiaries and which would be likely, if made public, to have a significant influence on the share price of Alcatel Lucent Securities.

1.1.4	Regulatory and administrative authorizations

Pursuant to the Memorandum of Understanding, the filing of the Offer with the AMF was conditional on the receipt of approvals (or expiration of the relevant waiting periods) from antitrust or similar authorities in nine jurisdictions identified below. In addition, the filing of the Offer with the AMF was subject to the authorization of the Ministry of Economy and Finance of the French Republic with regards of the regulation on foreign investments in France, and the receipt of the required approval of the Committee on Foreign Investment in the United States (CFIUS), with regards of the regulation on foreign investments in the United States. In addition, the receipt of the approvals of the banking and insurance authorities in certain jurisdictions was required with respects to the indirect change of control of certain subsidiaries of Alcatel Lucent.

1.1.4.1	Antitrust

(a)	United States

Under the Hart-Scott-Rodino Act of 1976 (HSR), the combination between Nokia and Alcatel Lucent may not be consummated until HSR notifications have been made and the applicable waiting period has expired or been terminated. Nokia and Alcatel Lucent filed their respective HSR notifications for the transaction on May 18, 2015. On June 16, 2015, the United States Department of Justice granted early termination of the HSR waiting period.

(b)	European Union

Under the Council Regulation (EC) No. 139/2004 of the Council of the European Union, the Offer requires notification to and prior approval by the European Commission. Nokia received the European Commission’s approval for the Offer on July 24, 2015.

(c)	People’s Republic of China

Under the Chinese Anti-Monopoly Law of 2008, the Offer cannot be completed until it is reviewed and approved by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”). On October 19, 2015, Nokia received clearance from MOFCOM for the proposed acquisition of Alcatel Lucent.

(d)	Other jurisdictions

The filing of the Offer with the AMF was also subject to approval or expiration of the relevant waiting periods with respect to the antitrust regulations in Brazil, Canada, India, Japan, Russia and Taiwan. The last of these approvals was received on August 21, 2015.

1.1.4.2	Foreign investments

(a)	France

In accordance with the French laws and regulations on foreign investments in France (Articles L. 151-1 et al. and R. 153-1 et al. of the French Financial and Monetary Code), Nokia filed an authorization request letter with the Ministry of Economy, Industry and Digital Sector on May 18, 2015. Nokia received the Ministry of Economy, Industry and Digital Sector’s approval for the Offer on October 21, 2015.

In its discussions with the French government, Nokia has confirmed that France will play a leading role in the combined company’s Research and Development (R&D) operations. Nokia will build on the strong competencies in the country within key technology areas, on the existing presence of Alcatel Lucent and its strong engagement in the technology ecosystem in France, and on the excellent new technical talent available from French universities.

In addition to the employed-related commitments described in Section 1.2.2 of this offer document, Nokia made a certain number of commitments in the context, and subject to, the proposed combination with Alcatel Lucent.

Alcatel Lucent will be represented by three (3) board members in the combined company. Nokia will be also listed on Euronext Paris. The combined company will establish or keep the adequate legal entities in France and comply with French regulations related to sensitive contracts.

Nokia expects to benefit from becoming a deeply embedded part of France, tapping into and helping develop the technology ecosystem of the country. Nokia will invest further in the digital innovation ecosystem in France following the completion of the transaction, primarily through the establishment of a long-term investment fund in the range of EUR 100 million. This fund will mainly target the Internet of Things, cyber-security and software platform enablers for next generation networks.

Nokia intends to support the development of the overall telecom ecosystem in France and to ensure continuity of Alcatel Lucent’s current initiatives. This involves playing an active role in the government’s “Industry of the Future” program, funding academic tuition, programs and chairs, situating technology experts within France (such as within Bell Labs France), and continuing Alcatel Lucent’s involvement in major initiatives such as Pôles de compétitivité Systematic, Cap Digital, and Images and Réseaux. Nokia will also develop three industrial platforms and networks prototypes in France within the fields of 5G, Industrial Internet / Internet of Things connectivity and cyber-security.

Following the completion of the combination, Nokia, which will remain headquartered in Finland, intends to leverage the combined strengths of the companies’ strategic business locations and major R&D centers in other countries, including Finland, Germany, the United States and China.

Nokia has committed, upon completion of the combination, to providing regular updates to the French government as the integration of the two companies progresses.

(b)	United States

Pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950 (50 U.S.C. App.§2170), as amended, on September 14, 2014, the Committee on Foreign Investment in the United States (CFIUS) notified Nokia and Alcatel Lucent that there were no unresolved national security concerns regarding the combination between Nokia and Alcatel Lucent and its implications for the U.S. operations of Nokia and Alcatel Lucent.

1.1.4.3	Other regulatory authorizations

If the Offer is successful, Nokia would indirectly control Electro Banque, a Company currently held at 100% by Alcatel Lucent. As a consequence, the transaction has required obtaining the prior approval of the European Central Bank in accordance with Article 4(1)(c) and Article 15(3) of the Council Regulation (EU) No 1024/2013 of October 15, 2013 conferring specific tasks on the European Central Bank concerning policies relating to the prudential supervision of credit institutions, with Article 87 of the Regulation (EU) No 468/2014 of the European Central Bank of April 16, 2014 establishing the framework for cooperation within the single supervisory mechanism between the European Central Bank and national competent authorities and with national designated authorities, and with Article 2 of the Regulation No 96-16 of the Banking and the Financial Regulations Committee of December 20, 1996 related to the state of credit institutions and investment firms other than asset management companies. This approval has been obtained from the European Central Bank on October 20, 2015.

If the Offer is successful, Nokia would indirectly control the Luxemburg reinsurance company Electro Re, a company currently 100% owned by Alcatel Lucent, as well as its two direct 100% subsidiaries, Electro Assurances (Luxembourg) and First Beacon Insurance Company (Vermont, United States). Accordingly, the transaction required the preliminary approval of the Luxembourg insurance supervisory authority (Commissariat aux Assurances) (CAA) and the Vermont Department of Financial Regulation in the United States. These approvals have been obtained from the Vermont Department of Financial Regulation on July 9, 2015 for First Beacon Insurance Company, and from the CAA on August 14, 2015 for Electro Re and Electro Assurances.

1.1.5	Reasons for the Offer

Nokia believes that the combination of Nokia’s and Alcatel Lucent’s businesses will create significant value for stakeholders of both companies. Following the completion of the Offer, Nokia will be well-positioned to create the foundation of seamless connectivity for people and things wherever they are. Nokia believes that this foundation is essential for enabling the next wave of technological change, including the Internet of Things and transition to the cloud.

The strategic rationale for combining the two companies includes:

•	creation of end-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms;

•	complementary offerings, customers and geographic footprint;

•	enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources;

•	the recent execution track-record on both sides and common vision for the future;

•	the opportunity to realize significant cost savings and other synergies; and

•	the development of a robust capital structure and strong balance sheet.

End-to-end portfolio scope and scale player with leading global positions across products, software and services to meet changing industry paradigms

The driver of the changes Nokia is seeing in the world around us and the demands being placed on the networks of the future are increasingly complex. Demand for seamless and ubiquitous access is combining with ever-increasing requirements for network analytics and network intelligence. Nokia believes that this is requiring broader, deeper, and more sophisticated end-to-end capabilities, which very few companies can offer.

The growing complexity of product demands are set against a number of other shifting industry paradigms. Customer consolidation has been ongoing for a number of years now and has created fewer, larger players with broader global needs. Convergence is happening rapidly across both fixed and mobile, as well as IP and cloud. Virtualization is leading to increased network efficiency and scalability. Furthermore, web scale companies and certain large enterprise verticals are growing as a customer base for carrier-grade technologies.

Combining Nokia with Alcatel Lucent will bring together the complementary capabilities of both companies with an end-to-end portfolio of software, services and products, which will be weighted towards next-generation technologies enabling Nokia to provide better solutions to customers and access new opportunities in an expanded, addressable market.

Following the completion of the Offer, the combined company is expected to be a leader in technologies such as fixed broadband, LTE, IP routing, cloud applications and advanced analytics, positioning the company as either the number one or two player in most key business areas. Nokia expect to have the scale to service the very largest global multinational customers with a broader range of products, software and services across a wider geographic footprint, which Nokia believes will make Nokia the strategic partner of choice for the long term. Nokia believes that the Offer provides a very compelling path to achieving and accelerating the long term strategies vision that Nokia has laid out in its 10-year strategy to be a global technology leader in the programmable world.

Complementary offerings, customers and geographic footprint

The Offer brings together two businesses which Nokia believes have highly complementary portfolios and geographies, bringing together the best of fixed and mobile, IP routing, core networks, cloud applications and services. Together, Nokia and Alcatel Lucent will have particular strength in the United States, China, Europe and Asia-Pacific. Nokia believes that the combined company will be positioned to target a larger addressable market with an improved growth profile. Based on its estimates, the addressable market of the combined company in 2014 was approximately 50% larger than the current addressable networks market for Nokia alone, increasing from approximately EUR 84 billion to approximately

EUR 130 billion. Based on Nokia’s internal estimates, the combined company is expected to have a stronger growth profile than Nokia’s current addressable market, and Nokia estimate, based on its internal data, that the addressable market of the combined company would enjoy a Compound Annual Growth Rate (“CAGR”) of approximately 3.5% for 2014-2019.

Enhanced research and development capabilities creating an innovation powerhouse with significant combined R&D resources

The combined company will have significant innovation capabilities, with Alcatel Lucent’s Bell Labs and Nokia’s FutureWorks as well as Nokia Technologies. The latter is expected to stay as a separate entity with a clear focus on licensing and the incubation of new technologies.

With more than 40 000 research and development employees, of which over 30 000 are software engineers, and combined 2014 research and development spending of EUR 4.7 billion, the combined company will be well positioned to accelerate development of future technologies including 5G, IP and software-defined networking, cloud and analytics, as well as digital health and digital media, bringing significant benefits to its customers.

The recent execution track-record on both sides and common vision for the future

Nokia believes that both companies are in a far better position to combine at this point in time and the combination is being conducted from a position of strength. Both companies have recently improved their operational efficiency and agility through significant restructurings, Nokia has purchased Siemens share of Nokia Siemens Network, divested substantially all of its Devices & Services business to Microsoft and has announced the pending disposal of our HERE digital mapping and location services business, while Alcatel Lucent is coming to the end of the Shift Plan.

Through its restructuring program, Nokia became a leader in Mobile Broadband while strengthening its financial position and having achieved one of the industry-leading profitabilities. Similarly, Alcatel Lucent has rebuilt its capital base through refinancings and divestments and refocused on IP Networking, Cloud and Ultra Broadband, leading to Alcatel Lucent’s improvement in profitability and free cash flow. Nokia expect to build on these learnings to make the expected integration of Nokia and Alcatel Lucent as seamless as possible.

Both companies share a common vision for the future, and believe that this transaction is the next logical step of Nokia successful transformations and at the right time for both companies. Following the completion of the Offer, Nokia is expected to be well positioned to create the foundation of seamless connectivity which Nokia believes is essential for enabling the next wave of technological change in its industry.

The opportunity to realize significant cost savings and other synergies

The combined company would target approximately EUR 900 million of annual operating cost synergies to be achieved on a full year basis in 2018, relative to the combined non-IFRS projected results of Nokia and Alcatel Lucent for the full year 2015, and assuming the settlement-delivery of the Offer in the first quarter 2016.

The combined company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full-year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017. This target assumes completion of the Offer no later than the end of the first half of 2016 (see section 1.2.5 of this offer document).

The development of a robust capital structure and strong balance sheet

The combined company will benefit from enhanced financial resources for growth and investment purposes. The combined company is expected to have a strong balance sheet, which will support Nokia’s ambition to re-establish its long-term investment-grade rating. Assuming conversion of all OCEANES and completion of the sale of Nokia’s HERE business, the pro forma net cash position of the combined company at June 30, 2015 would have been EUR 8.1 billion and pro forma cash and cash equivalents of the combined company at June 30, 2015 would have been EUR 10.5 billion. Net cash is a non-IFRS financial measure. Following the completion of the Offer, Nokia intends to implement a capital structure optimization program for the combined company (see Section 1.2.6 of this offer document).

1.1.6	Ownership of Alcatel Lucent share capital and voting rights

To the knowledge of the Offeror and based on the information provided by the Company, the share capital and the voting rights of Alcatel Lucent are distributed as follows on June 30, 2015:

Shareholders	Situation in share capital on the basis of the outstanding securities as of June 30, 2015			Situation in THEORETICAL voting rights on the basis of the outstanding securities as of June 30, 2015(1)		Situation in EXERCISABLE voting rights on the basis of the outstanding securities as of June 30, 2015(2)
	Number of shares	% of share capital	Number of voting rights	Total number of voting rights	% of voting rights	Total number of voting rights	% of voting rights
The Capital Group Companies, Inc.(3)	281 970 300	9.95%	—	281 970 300	9.78%	281 970 300	9.92%
Odey Asset Management, LLP(3)	139 392 500	4.92%	—	139 392 500	4.84%	139 392 500	4.90%
Black Rock Inc.(3)	114 609 500	4.04%	—	114 609 500	3.98%	114 609 500	4.03%
Caisse des Dépôts et Consignations(3)(4)	101 498 600	3.58%	8 243 622	109 742 222	3.81%	109 742 222	3.86%
DNCA(3)	85 074 900	3.00%	—	85 074 900	2.95%	85 074 900	2.99%
Aviva Plc(3)	56 354 800	1.99%	—	56 354 800	1.95%	56 354 800	1.98%
Amundi(3)(5)	42 737 400	1.51%	—	42 737 400	1.48%	42 737 400	1.50%
FCP 2AL(3)	32 778 404	1.16%	32 708 499	65 486 903	2.27%	65 486 903	2.30%
Other institutional investors(3)	1 129 716 700	39.86%	18 173	1 129 734 873	39.19%	1 129 734 873	39.74%
Treasury stock held by Alcatel Lucent(6)	13 006 408	0.46%	—	13 006 408	0.45%	—	—
Treasury stock held by subsidiaries(6)	27 110 113	0.96%	—	27 110 113	0.94%	—	—
Public	810 210 667	28.58%	7 269 016	817 479 683	28.36%	817 479 683	28.76%

Total	2 834 460 292	100%	48 239 310	2 882 699 602	100%	2 842 583 081	100%

(1)	Theoretical voting rights calculated pursuant to Article 223-11 of the AMF General Regulation. The theoretical voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.
(2)	The voting rights exercisable at Shareholders’ Meeting do not include shares which have no voting rights.
(3)	Information base on Alcatel Lucent TPI report as of June 30, 2015 and IPREO shareholders report as of June 30, 2015.
(4)	Including the shares held by BPI Participations France.

(5)	Information based on declarations made by the holders of Alcatel Lucent Shares.
(6)	Alcatel Lucent Shares held in treasury by Alcatel or its subsidiaries do not have voting rights pursuant to applicable French law so long as held in treasury.

1.2	INTENTIONS OF NOKIA OVER THE NEXT TWELVE MONTHS

1.2.1	Industrial, commercial and financial strategy and policy

If the Offer is successful, it is expected to create an innovation leader in next generation technology and services for an IP-connected world. The headquarters of the combined company would be in Finland with strategic business locations and major R&D centers in France, as well as other countries including Germany, the United States and China. The strategic goal of the combination is to create a combined company with an end-to-end portfolio scope and scale and leading global positions across next generation network technologies and services.

Nokia believes that Nokia and Alcatel Lucent have highly complementary assets, technologies and portfolios, bringing together fixed and mobile broadband, IP routing, core networks, cloud applications and services, as well as complementary geographical exposures, with particular strength in the United States, China, Europe and Asia-Pacific.

The combination is expected to create access to an expanded addressable market. In addition, together the companies are expected to be better equipped to meet the increasingly complex needs of customers globally given the industry trends: global Telco consolidation and convergence; expansion to quad-play offerings and delivering seamless experiences across multiple screens and applications; timing of the 5G investment cycle; and transition to the cloud.

The combined company would also utilize its unique innovation capabilities and is expected to be in a position to accelerate development of future technologies including 5G, IP and software-defined networking, cloud and analytics.

Also, Nokia expects to maintain its long term financial target to return to an investment grade credit rating and intends to manage the capital structure of the combined company accordingly, including by retaining adequate gross and net cash positions and by proactively reducing indebtedness. Nokia’s intention to optimize its capital structure includes intention to maintain an efficient capital structure and intention to continue annual dividend payments following the completion of the Offer. Nokia also intends to evaluate the resumption of a capital structure optimization program for the combined company following the completion of the Offer.

The combined company would target approximately EUR 900 million of annual operating cost synergies to be achieved on a full year basis in 2018, relative to the combined non-IFRS results of Nokia and Alcatel Lucent for the full year 2015, and approximately EUR 200 million of reductions in interest expenses in 2017 by reducing outstanding indebtedness (see section 1.2.5 of this offer document).

The transaction is structured as an acquisition of Alcatel Lucent by Nokia, with a clear governance structure for the execution of the integration.

•	Nokia has appointed an Integration Planning Head, who reports directly to Rajeev Suri, President and Chief Executive Officer of Nokia.

•	Integration planning is done separately from Nokia’s day-to-day operations, in order to minimize disruption to the ongoing business and to allow its employees to continue to focus on delivering successful business results, as well as comply with applicable competition laws and regulations.

•	Nokia will dedicate its integration efforts to business areas with highest impact – for example wireless infrastructure, sales and channel operations and support functions – to ensure maximum competitiveness and innovation once Nokia starts the combined operations.

1.2.2	Intentions of Nokia with respect to employment

In the context of the proposed combination with Alcatel Lucent and subject to its consummation, the commitments of Nokia in France relating to employment are the following:

•	Follow the Shift Plan commitments regarding the level of employment in France, for a period of at least two (2) years after the consummation of the transaction. The base comprises Alcatel Lucent France/International (ALUI) operational heads (excluding branches), Bell Labs France, RFS (Radio Frequency Systems) and excluding ASN and Eu factory (Landing point of the reference perimeter is 4 200 Headcount and excluding RFS unit). Nokia will maintain resources from its French operations throughout the reference period to support its customers in France;

•	Strengthen the operations and activity levels for the long term at the two major technology sites of Villarceaux (Essonne) and Lannion (Cotes d’Armor) following the consummation of the transaction, with a focus on augmenting existing activities, functions, and advanced research work;

•	Increase significantly and sustainably the R&D presence in France scaling up 5G, IP network management platforms (incl. Software Defined Networking) and cyber-security with employment evolving from 2 000 people to 2 500 people including the recruiting of at least 300 newly graduated talents over the coming three (3) years. The R&D employment level will be maintained for a period of at least four (4) years after the consummation of the transaction;

•	Localize in France worldwide technology centers of expertise following the consummation of the transaction, including in the areas of:

•	5G and Small Cells R&D to anchor France in the future of wireless activities for the combined company. France will be equipped with a full 5G innovation engine which will encompass research activities with Bell Labs, development activities as well as end to end platforms and trial networks;

•	IP management platforms (incl. Software Defined Networking);

•	Cyber Security (research, product development and platforms) while continuing to leverage the partnership established by Alcatel Lucent with Thalès;

•	Bell Labs; and

•	Wireless Transmission;

•	A major worldwide corporate organization in charge of strategic innovation including networks research and Bell Labs will be led from France and will comprise key staff members;

•	Maintain some operations and activities at operational hubs located in France and providing services to other locations in the world following the consummation of the transaction, including in the areas of:

•	Local support services;

•	Local pre- and post-sales resources for France and selected European & African countries;

•	Take all necessary measures to find sustainable solutions for the French employees who could be impacted by the rationalization of corporate activities between Nokia and Alcatel Lucent.

1.2.3	Management of Nokia and Alcatel Lucent

Following the Offer, it is expected that Risto Siilasmaa will continue to be Chairman of the board of directors and Rajeev Suri will continue to be President and Chief Executive Officer of Nokia. Nokia’s management team will be built on the strengths of Nokia and Alcatel Lucent.

Nokia’s board of directors is expected to be composed of 10 members, of which three directors will be proposed jointly by the Corporate Governance and Nomination Committee of Nokia and the board of directors of Alcatel Lucent, and one of these three directors is expected to be appointed as Vice-Chairman of the Nokia board of directors.

Subject to the success of the Offer and the approval of the appointment by the extraordinary general shareholders’ meeting of Nokia convened on October 22, 2015, and scheduled to take place on December 2, 2015, these three directors are expected to be Louis R. Hughes, Jean C. Monty and Olivier Piou, the latter being expected to be appointed as Vice-Chairman of the board of directors.

In addition, on October 7, 2015, Nokia announced the planned leadership and organizational structure for the combined company. However, no resolution regarding the composition of the Nokia Group Leadership Team following the Completion of the Exchange Offer has been made.

Concerning Alcatel Lucent, in the case of success of the Offer, Nokia intends to change immediately the composition of Alcatel Lucent’s board of directors in order to reflect the new shareholding of Alcatel Lucent, and intends to obtain the majority of Alcatel Lucent’s board of directors as soon as possible following the Offer. The determination of the person who might serve as chairman of the board of directors and Chief Executive Officer (directeur général) following the Offer is still under consideration.

1.2.4	Benefits of the Offer for the companies, their shareholders and holders of OCEANEs

The Offeror proposes to the Alcatel Lucent shareholders and holders of OCEANEs who will tender their Shares and their OCEANEs in the Offer the opportunity of becoming Nokia shareholders and, thus, to remain involved in the telecommunications and Internet sector, while becoming shareholders of a group which offers a strong financial profile for growth and investment.

For the 2014 financial year, the new structure would have had net sales of EUR 25.9 billion, non-IFRS operating profit of EUR 2.3 billion, reported operating profit of EUR 0.3 billion, R&D investments of approximately EUR 4.7 billion and a strong balance sheet with combined net cash of EUR 7.4 billion on December 31, 2014 (without taking into account the expected proceeds from the announced sale of HERE), assuming conversion of all convertible bonds of Nokia and Alcatel Lucent. This balance sheet is expected to enable the new group to achieve the objective of Nokia to recover a long-term investment grade credit rating.

Furthermore, the exchange ratio offered to Company shareholders and holders of OCEANEs shows an attractive premium (see Section 3.4 and 3.5.7 of this offer document).

The proposed combination between the Offeror and the Company has advantages for the shareholders of the Offeror as well as for the shareholders of the Company. Such advantages are set out in Sections 1.1.5, 1.2.1 and 1.2.5 of this offer document.

1.2.5	Contemplated synergies – anticipated economic profits

Subject to the settlement-delivery of the Offer in the first quarter 2016, Nokia targets annual operating cost synergies of the combined company of approximately EUR 900 million to be achieved on a full year basis in 2018, relative to the combined non-IFRS projected results of Nokia and Alcatel Lucent for full year 2015. The associated restructuring costs are expected to be slightly higher than EUR 900 million, and the related cash outflow is expected to be approximately EUR 900 million.

The operating cost synergies are expected to be derived from a wide range of initiatives related to operating expenses and cost of sales, including:

•	streamlining of overlapping products and services, particularly within the planned Mobile Networks business group;

•	rationalization of regional and sales organizations;

•	rationalization of overhead, particularly within manufacturing, supply-chain, real estate and information technology;

•	reduction of central function and public company costs; and

•	procurement efficiencies, given the combined company’s expanded purchasing power.

The operating cost synergies are expected to create a structural cost advantage and foster a corporate culture that emphasizes execution excellence. Nokia believes that this strong foundation would enable the long-term investments that are essential to achieve the combined company’s strategic objectives, serve the changing needs of customers and lead the next wave of technological change in the industry.

The combined company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full-year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017. These targets both assume completion of the Offer no later than the end of the first half of 2016.

1.2.6	Capital structure optimization program

Following the Offer, Nokia expects to have a strong balance sheet, with the financial resources to enable investments in next generation solutions and services over the long-term.

On October 29, 2015, Nokia announced plans for a two-year EUR 7 billion program to optimize the efficiency of its capital structure, subject to the closing of the Alcatel Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel Lucent convertible bonds. This comprehensive capital structure optimization program is expected to focus on shareholder distributions and de-leveraging, while maintaining Nokia’s financial strength.

The program is expected to consist of the following components:

•	shareholder distributions of approximately EUR 4 billion, calculated assuming ownership of all outstanding shares of Alcatel Lucent and conversion of all Nokia and Alcatel Lucent convertible bonds:

•	planned ordinary dividend payments, as follows:

•	a planned ordinary dividend for 2015 of at least EUR 0.15 per share, subject to shareholder approval in 2016; and

•	a planned ordinary dividend for 2016 of at least EUR 0.15 per share, subject to shareholder approval in 2017;

•	a planned special dividend of EUR 0.10 per share, subject to shareholder approval in 2016; and

•	a planned two-year, EUR 1.5 billion share repurchase program, subject to shareholder approval in 2016.

•	de-leveraging of approximately EUR 3 billion:

•	planned reduction of interest bearing liabilities of the combined company by approximately EUR 2 billion; and

•	planned reduction of debt-like items of the combined company by approximately EUR 1 billion in 2016.

1.2.7	Squeeze-out – Delisting

1.2.7.1	Squeeze-out

The Offeror intends to request from the AMF, within a three-month period as from the closing of the Offer (or, as the case may be, the Reopened Offer), the implementation of a squeeze-out in order for the Alcatel Lucent Shares (excluding Alcatel Lucent treasury shares) and/or, as the case may be, the OCEANEs not tendered into the Offer and into the U.S. Offer (or, as the case may be, the Reopened Offer) to be transferred to Nokia if the conditions as satisfied.

The implementation of a squeeze-out concerning the Alcatel Lucent Shares not tendered into the Offer and into the U.S. Offer (or, as the case may be, the Reopened Offer) (excluding Alcatel Lucent treasury shares) will be possible if the Alcatel Lucent Shares not tendered into the Offer and into the U.S. Offer (or, as the case may be, the Reopened Offer) by minority shareholders (excluding Alcatel Lucent Shares held in treasury) represent not more than 5% of the shares or of the voting rights of Alcatel Lucent, in accordance with the provisions of Articles L. 433-4, III of the French Financial and Monetary Code and 237-14 et seq. of the AMF General Regulation. The squeeze-out will concern in particular the Performance Shares subject to a holding period and which would not have been tendered into the Offer or, as the case may be, the Reopened Offer.

The implementation of a squeeze-out concerning the Alcatel Lucent OCEANEs not tendered into the Offer and into the U.S. Offer (or, as the case may be, the Reopened Offer) will be possible if the Shares not tendered into the Offer and into the U.S. Offer (or, as the case may be, the Reopened Offer) held by minority shareholders (excluding Alcatel Lucent Shares held in treasury) and the Shares which may be issued following the conversion of the OCEANEs not tendered into the Offer and into the U.S. Offer (and, as the case may be, the Reopened Offer), represent no more than 5% of the sum of all existing Alcatel Lucent Shares and of the

Shares which may be created following the conversion of OCEANEs, in accordance with the provisions of Articles L. 433-4, IV of the French Financial and Monetary Code and 237-14 et seq. of the AMF General Regulation.

In the cases referred to above, Nokia will file with the AMF a new offer document, which must be cleared by the AMF. The AMF clearance will depend, among other things, on the evaluation of Alcatel Lucent Securities provided by Nokia and the fairness report of the independent expert who will be appointed in accordance with the provisions of Article 261-1, II of the AMF General Regulation. In the cases referred to above, the Offeror intends, prior to the implementation of the squeeze-out in cash, to propose to the shareholders of the Company and/or, as the case may be, to the holders of OCEANEs, as an alternative to the compensation in cash, an option to exchange their Alcatel Lucent Securities at the same exchange ratios offered in the context of the Offer. The shareholders of the Company and/or, as the case may be, to the holders of OCEANEs may opt for the exchange option for all or part of their Securities within a time period to be determined at a later date. For the Securities not tendered into the exchange, they will be subject to the squeeze-out in cash.

The Offeror also reserves the right, if Nokia were to directly or indirectly hold 95% of the voting rights in the Company after the closing of the Offer (or, as the case may be, the Reopened Offer) and if a squeeze-out is not carried out under the conditions referred to above, to submit before the AMF a public buy-out offer, which may be followed by a squeeze-out, targeting the Shares of the Company which are not yet held by the Nokia group, in accordance with the provisions of Articles 236-3 of the AMF General Regulation. In such case, the public repurchase offer will be subject to the approval of the AMF which will decide upon the conformity of the offer public repurchase offer, in particular in view of the valuation of the Securities of the Company by the Offeror and the report of the independent expert who will be appointed in accordance with the provisions of Article 261-1, II of the AMF General Regulation.

1.2.7.2	Delisting

The Offeror reserves the right to request a delisting from the Euronext Paris market of the Company Shares or OCEANEs tendered into the Offer from Euronext Paris in accordance with the listing rules of Euronext Paris, in the event that no squeeze-out procedures can be implemented upon completion of the Offer, due to an insufficient number of Company Shares or OCEANEs tendered in the Offer.

Such delisting may occur in particular, according to the condition set forth in Article P. 1.4.2 of Book II of the Euronext Rule Book, following a simplified public tender offer, if (i) Nokia holds at least 90% of the voting rights of Alcatel Lucent as of the filing date of the delisting application, (ii) the total value traded on Alcatel Lucent’s Shares over the last 12 (calendar) months before the filing of the delisting application represents less than 0.5% of the Alcatel Lucent’s market capitalization, (iii) the filing of the application is made after a delay of 180 (calendar) days has elapsed between this Offer and the simplified public tender offer, (iv) Nokia undertakes, for a period of 3 months following the end of the simplified public tender offer, to acquire at the same price as such simplified public tender offer the Shares of remaining shareholders who have not tendered them into such offer, and (v) Nokia undertakes for a transitional period of one financial year following the year when delisting takes place to publish any crossing up above or below the 95% threshold of the share capital or voting rights of Alcatel Lucent, and to submit no proposal to the general meeting of Alcatel Lucent’s shareholders to amend the corporate form to become a simplified joint stock company (société par actions simplifiée).

Pursuant to Articles 6905/1 et seq. of the Euronext Rule Book, Euronext Paris may delist shares listed on its markets upon a written request of the issuer, which must indicate the reasons of such request. Euronext Paris may decide not to proceed with the delisting of the Shares as requested by the issuer if such a delisting affects the equitable, organized and efficient functioning of the market. Euronext Paris may also subject the delisting of the Shares to any additional conditions which it deems appropriate.

1.2.8	Merger – legal reorganization

If the requirements for a squeeze-out, as set out in Section 1.2.6 are not met, the Offeror may (i) commence at any time a public buy-out offer followed by a squeeze-out for the Company Shares it does not own if it were to hold at least 95% of the voting rights of the Company after the closing of the Offer (or, as case may be, the Reopened Offer), pursuant to Article 236-3 of the AMF General Regulation, (ii) commence at any time a simplified public exchange offer for the Company Shares if it were not hold at least 95% of the voting rights of the Company, in accordance to Articles 233-1 et seq. of the AMF General Regulation, (iii) purchase Alcatel Lucent Securities on the market, (iv) cause Alcatel Lucent to be merged into Nokia or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of, Alcatel Lucent, or (v) take any other steps not mentioned above to consolidate its ownership of Alcatel Lucent.

Nokia currently does not intend to structure any such steps so that it would result in the Alcatel Lucent OCEANEs becoming convertible bonds of Nokia, becoming debt obligations of Nokia or otherwise becoming convertible into Nokia Shares or ADSs after the completion of the Offer.

If Nokia elects to implement a merger transaction involving the Company, such merger would be subject to the examination by the AMF pursuant to Article 236-6 of its general regulation.

As of the date of this offer document, Nokia does not have any current definitive plans to take any of the actions identified in paragraph (iii) or (iv) above. Should any such plans develop, Nokia will disclose them in due course and in accordance with applicable law.

1.2.9	Integration – reorganization

The strategic direction of Alcatel Lucent will be to continue to offer leading solutions in Alcatel Lucent’s business lines by taking advantage of the increased customer base attributable to the combination of Nokia and Alcatel Lucent. Nokia intends to integrate Alcatel Lucent into the Nokia group as soon as possible if the Offer has a positive outcome. In addition, as soon as possible if the Offer has a positive outcome, Nokia intends to propose changes to the composition of the Alcatel Lucent board of directors. The composition of the Alcatel Lucent board of directors will take into account the new share ownership structure of Alcatel Lucent and in particular, the ownership level of Nokia.

It is currently expected that after the Offer, Nokia Networks business would be conducted through four business groups: Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. These business groups would provide an end-to-end portfolio of products, software and services to enable the combined company to deliver the next generation of leading networks solutions and services to customers. Alongside these, Nokia Technologies would continue to operate as a separate business group. Nokia technologies would continue to have its own innovation, product development and go-to-market operations. Each business group would have strategic, operational and financial responsibility for its portfolio and would be fully accountable for meeting its targets. The four Networks business groups would have a common Integration and Transformation Office to drive synergies and to lead integration activities. The business group leaders would report directly to Nokia’s President and Chief Executive Officer:

•	Mobile Networks (MN) would include Nokia’s and Alcatel Lucent’s comprehensive Radio portfolios and most of their converged Core network portfolios including IMS/VoLTE and Subscriber Data Management, as well as the associated mobile networks-related Global Services business. This unit would also include Alcatel Lucent’s Microwave business and all of the combined company’s end-to-end Managed Services business. Through the combination of these assets, Mobile Networks would provide leading end-to-end mobile networks solutions for existing and new platforms, as well as a full suite of professional services and product-attached services;

•	Fixed Networks (FN) would comprise the current Alcatel Lucent Fixed Networks business, whose cutting-edge innovation and market position would be further supported through strong collaboration with the other business groups. This business group would provide copper and fiber access products and services to offer customers ultra-broadband end-to-end solutions to transform their networks, deploying fiber to the most economical point;

•	Applications & Analytics (A&A) would combine the Software and Data Analytics-related operations of both companies. This comprehensive applications portfolio would include Customer Experience Management, OSS as distinct from network management such as service fulfilment and assurance, Policy and Charging, services, Cloud Stacks, management and orchestration, communication and collaboration, Security Solutions, network intelligence and analytics, device management and Internet of Things connectivity management platforms. CloudBand would also be housed in this business group, which would drive innovation to meet the needs of a convergent, Cloud-centric future;

•	IP/Optical Networks (ION) would combine the current Alcatel Lucent IP Routing, Optical Transport and IP video businesses, as well as the software defined networking (SDN) start-up, Nuage, plus Nokia’s IP partner and Packet Core portfolio. This business group would continue to drive Alcatel Lucent’s technology leadership, building large scale IP/Optical infrastructures for both service providers and, increasingly, web-scale and tech-centric enterprise customers;

•	Nokia Technologies (TECH) would remain as a separate entity with a clear focus on licensing and the incubation of new technologies. Nokia Technologies would continue to have its own innovation, product development and go-to-market operations.

Nokia expects to align its financial reporting under two key areas: Nokia Technologies and the Networks business. The Networks business would comprise the business groups of Mobile Networks, Fixed Networks, Applications & Analytics and IP/Optical Networks. Nokia also expects to provide selective financial data separately for each of the four Networks business groups to ensure transparency for investors over the performance of each of them.

1.2.10	Dividend distribution policy

Nokia does not have a quantitative distribution policy but it does generally view annual dividends as an important mechanism to return value to its shareholders. The proposals for dividend distribution of Nokia and, until the squeeze-out, if any, is implemented, of Alcatel Lucent will continue to be determined by their respective managing bodies as regards their distribution capabilities, financial situation and the needs for the companies.

On October 29, 2015, Nokia announced its intention to implement shareholder distributions of approximately EUR 4 billion (including a EUR 1.5 billion share repurchase program),

calculated assuming ownership of all outstanding shares of Alcatel Lucent and conversion of all Nokia and Alcatel Lucent convertible bonds. Among these shareholder distributions, Nokia intends to implement the following dividend distributions:

•	planned ordinary dividend payments, as follows:

•	a planned ordinary dividend for 2015 of at least EUR 0.15 per share, subject to shareholder approval in 2016; and

•	a planned ordinary dividend for 2016 of at least EUR 0.15 per share, subject to shareholder approval in 2017;

•	a planned special dividend of EUR 0.10 per share, subject to shareholder approval in 2016.

Alcatel Lucent has not distributed any dividends in the last six fiscal years.

1.3	AGREEMENTS THAT COULD HAVE A MATERIAL IMPACT ON THE ASSESSMENT OR OUTCOME OF THE OFFER

With the exceptions of the Memorandum of Understanding, a summary of which is provided in Section 1.1.2 of this offer document and the liquidity agreement offered to Stock Option holders and to the beneficiaries of Performance Shares as described in Section 2.11 of this offer document, Nokia is not aware of any other agreements which may have a material impact on the assessment of the Offer or its outcome.

2.	TERMS AND CONDITIONS OF THE OFFER

2.1	CHARACTERISTICS OF THE OFFER

Pursuant to the provisions of Article 231-13 of the AMF General Regulation, on October 29, 2015, Société Générale acting as presenting bank, on behalf of the Offeror, filed the draft offer document with the AMF in the form of a public exchange offer (offre publique d’échange).

In accordance with Article 231-13 of the AMF General Regulation, Société Générale guarantees the content and the irrevocable nature of the undertakings given by the Offeror.

A notice of filing is published by the AMF on its website (www.amf-france.org).

In accordance with the provisions of Article 231-16 of the AMF General Regulations, a press release containing the main elements of the draft offer document and setting forth the means by which the draft offer document is made available to the public by the Offeror was published by the Offeror on October 29, 2015. The draft offer document was also published on the websites of the AMF (www.amf-france.org) and the Offeror (www.nokia.com).

A draft response document was also filed on October 29, 2015 by Alcatel Lucent with the AMF. This draft response document contains in particular the independent expert report appointed by Alcatel Lucent in the context of the Offer, the reasoned opinion of Alcatel Lucent’s board of directors on the Offer, as well as the reasoned opinion of Alcatel Lucent’s Group Committee on the Offer.

The AMF published on its website (www.amf-france.org) a clearance decision regarding the Offer. This clearance decision includes the visa of the offer document.

The offer document which received the clearance from the AMF and the “other information” document relating, in particular, to the legal, financial and accounting characteristics of the Offeror, will be made available to the public free of charge, no later than on the day preceding the opening of the Offer, at the registered office of the Offeror and at Société Générale. The same will also be available on the websites of the AMF (www.amf-france.org) and the Offeror (www.nokia.com).

A press release indicating the means by which these documents are made available will be published by the Offeror, no later than the second trading day following the clearance of the AMF concerning the offer document, and no later than on the day preceding the opening of the Offer concerning the “other information” document relating, in particular, to the legal, financial and accounting characteristics of the Offeror.

Prior to the opening of the Offer, the AMF and Euronext Paris will publish respectively an opening notice and a timetable of the Offer (avis d’ouverture et de calendrier) and a notice announcing the timetable and the terms and conditions of the Offer.

2.2	TERMS OF THE OFFER

The Offeror irrevocably offers to Alcatel Lucent’s shareholders and holders of OCEANEs to exchange the Alcatel Lucent Shares and OCEANEs which they hold for Nokia shares under the following exchange ratio:

•	0.5500 Nokia share to be issued for 1 tendered Alcatel Lucent Share;

•	0.6930 Nokia share to be issued for 1 tendered Alcatel Lucent 2018 OCEANE;

•	0.7040 Nokia share to be issued for 1 tendered Alcatel Lucent 2019 OCEANE;

•	0.7040 Nokia share to be issued for 1 tendered Alcatel Lucent 2020 OCEANE;

These exchange ratios have been fixed on the basis of criteria set out in Section 2.23 below.

No fractional Nokia shares will be issued by Nokia in the context of the Offer or, as the case may be, the Reopened Offer. As a consequence, Nokia will not remit fractional shares to Alcatel Lucent shareholders and holders of OCEANEs. Alcatel Lucent shareholders and holders of OCEANEs who will tender into the Offer (or, as the case may be, in the Reopened Offer) a number of Alcatel Lucent Shares or OCEANEs which does not entitle them to a whole number of new Nokia shares will be considered as having expressly agreed to participate in the mechanism to resell new Nokia shares which form fractional shares set out below for the fractional shares to which they are entitled. The holders of Performance Shares still subject to a holding period are invited to read Section 2.7 of this offer document.

After completion of the Offer (or, as the case may be, in the Reopened Offer), Société Générale will set up a mechanism to resell Nokia shares which form fractional shares on behalf of the Alcatel Lucent shareholders and holders of OCEANEs who will have tendered into the Offer (or, as the case may be, into the Reopened Offer) a number of Alcatel Lucent Shares or OCEANEs which does not entitle them to a whole number of new Nokia shares.

Euronext Paris will aggregate the fractional Nokia shares in order to obtain a whole number of new Nokia shares (their number being rounded up to the higher unit) and will transfer them to Société Générale which will sell them on the market for the account of the Alcatel Lucent shareholders and holders of OCEANEs who have participated in this resale mechanism no later than ten (10) trading days following the settlement-delivery of the Offer (or, as the case may be, of the Reopened Offer). The amount in cash (in EUR, rounded up to the closest cent;

0.5 cent shall be rounded up to 1 cent) will be paid to the Alcatel Lucent shareholders and holders of OCEANEs who have participated in this mechanism to resell fractional shares will receive the net result of the sale in proportion to their participation in this mechanism, it being specified that Nokia will cover the broker fees as well as any other fees which may be related to the setting up of this resale mechanism.

However, no interest on the amount in cash which has to be received by Alcatel Lucent shareholders or holder of OCEANEs as consideration for the Nokia fractional share shall be payable, even in case of a delayed payment.

As a purely illustrative example, an Alcatel Lucent shareholder who tenders 10 Alcatel Lucent Shares into the Offer will receive 5 new Nokia shares (10 x 0.5500 = 5.5) and the profit of the sale of 0.5 new Nokia fractional share.

2.3	ADJUSTMENT OF THE TERMS OF THE OFFER

According to the Memorandum of Understanding, if between the date of the Memorandum of Understanding (i.e., April 15, 2015) and the settlement-delivery date of the Offer or, if any, the Reopened Offer (or the relevant settlement date with respect to any additional acceleration mechanism of the stock options and performance shares plan), (i) the outstanding Alcatel Lucent Shares or Nokia shares are changed into a different number of shares or a different class by reason of any share dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, or (ii) the Company or Nokia resolve to pay any dividend (other than, with respect to Nokia, the ordinary dividend of 0.14 euros announced prior to the date of the Memorandum of Understanding, on January 29, 2015, and paid on May 21, 2015, it being specified that Nokia may, according to the Memorandum of Understanding, pay other ordinary course cash dividends consistent with past practice or a special cash dividend in an amount of up to one billion euros without the prior consent of Alcatel Lucent but which would give rise to an adjustment), or (iii) the Company or Nokia make any other distribution to its security holders or shareholders in each case with a record date before the settlement-delivery of the Offer or, if any, the Reopened Offer (or the relevant settlement date with respect to any additional acceleration mechanism of the stock options and performance shares plans), then the Offer exchange ratio will be appropriately adjusted to provide to the holder of such Company Security the same economic effect as contemplated by the Memorandum of Understanding prior to such event.

Any adjustment of the terms of the Offer will be submit beforehand to the AMF and will be announced in a press release by Nokia.

2.4	NUMBER AND NATURE OF SHARES TARGETED BY THE OFFER

At the date of this offer document, Nokia does not hold, directly or indirectly, acting alone or in concert, any Alcatel Lucent Securities. Furthermore, at the date of this offer document, Nokia has not concluded any agreement which allows it to acquire, by its own initiative, Alcatel Lucent Securities.

The Offer concerns:

•	all the Shares of the Company:

•	which are already issued (including Company treasury shares and shares held by its subsidiaries), namely, 2 841 508 155 Shares as of October 31, 2015, to the knowledge of the Offeror;

•	which may be issued before the closing of the Offer or the Reopened Offer, following (i) the conversion of OCEANEs (namely a maximum number of 801 221 218 Shares as of October 31, 2015, to the knowledge of the Offeror), or (ii) the exercise of Alcatel Lucent stock options (namely, a maximum number of 81 040 440 Shares as of October 31, 2015, to the knowledge of the Offeror);

namely, a maximum number of 3 723 769 813 Shares targeted by the Offer as of October 31, 2015, to the knowledge of the Offeror;

•	all of the Company’s 2018 OCEANEs, namely, to the knowledge of the Offeror at the date of this offer document, 349 413 670 2018 OCEANEs;

•	All of the Company’s 2019 OCEANEs, namely, to the knowledge of the Offeror at the date of this offer document, 167 500 000 2019 OCEANEs; and

•	All of the Company’s 2020 OCEANEs, namely, to the knowledge of the Offeror at the date of this offer document, 114 499 995 2020 OCEANEs.

The performance shares of Alcatel Lucent which are still in a vesting period at the date of the closing of the Offer or the Reopened Offer are not targeted by the Offer, unless they have vested and are made available pursuant to the applicable legal and statutory provisions (disability or death of the beneficiary). However, the Performance Shares vested and held by beneficiaries who are French tax residents but subject to a holding period may be tendered into the Offer in the conditions set forth in the Section 2.7 of this offer document; the remaining holding period being transferred to the Nokia shares received in exchange, in accordance with Article 225-197-1(III) of the French Commercial Code.

2.5	POSITION OF OCEANES HOLDERS

On July 3, 2013, Alcatel Lucent issued 349 414 680 OCEANEs with a maturity date of July 1, 2018 (the “2018 OCEANEs”). The terms and conditions of the 2018 OCEANEs are set out in the securities note that is included in the prospectus that received the visa No. 13-305 of the AMF on June 26, 2013, established for the issuance of the 2018 OCEANEs. The 2018 OCEANEs, which have a par value of EUR 1.80, with an annual interest rate of 4.25%, and with a maturity date of July 1, 2018, are convertible or exchangeable at any time after August 12, 2013, and give right to 1.06 new or existing Alcatel Lucent Shares for every one 2018 OCEANE (after adjustment following the share capital increase of December 9, 2013), subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. To Nokia’s knowledge, 349 413 670 2018 OCEANEs are outstanding at the date hereof.

On June 10, 2014, Alcatel Lucent issued 167 500 000 OCEANEs with a maturity date of January 30, 2019 (the “2019 OCEANEs”). The terms and conditions of the 2019 OCEANEs are set out in the securities note that is included in the prospectus that received the visa No. 14-254 of the AMF on June 2, 2014, established for the issuance of the 2019 and 2020 OCEANEs. The 2019 OCEANEs, which have a par value of EUR 4.11, with an annual interest rate of 0%, and with a maturity date of January 30, 2019, are convertible or exchangeable at any time after July 20, 2014, and give right to one new or existing Alcatel Lucent Share for every one 2019 OCEANE, subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. To Nokia’s knowledge, 167 500 000 2019 OCEANEs are outstanding at the date hereof.

On June 10, 2014, Alcatel Lucent issued 114 499 995 OCEANEs with a maturity date of January 30, 2020 (the “2020 OCEANEs”). The terms and conditions of the 2020 OCEANEs are set out in the securities note, which is included in the prospectus that received the visa No. 14-254 of the AMF on June 2, 2014, established for the issuance of the 2019 and 2020 OCEANEs. The 2020 OCEANEs, which have a par value of EUR 4.02, with an annual interest rate of 0.125%, and with a maturity date of January 30, 2020, are convertible or exchangeable at any time after July 20, 2014, and give right to one new or existing Alcatel Lucent Share for every one 2020 OCEANE, subject to the adjustments provided for by the prospectus and pursuant to the conditions of the said prospectus. To Nokia’s knowledge, 114 499 995 2020 OCEANEs are outstanding at the date hereof.

2.5.1	OCEANEs tendered into the Offer

Holders of OCEANEs who wish to tender their OCEANEs into the offer, may do so under the terms provided within the foregoing paragraphs.

2.5.2	OCEANEs holders’ right in the event of a tender offer

2.5.2.1	Conversion/exchange of the OCEANEs in the event of a tender offer

Under the terms of the OCEANEs, since the Offer may lead to a Change of Control (as defined below) of Alcatel Lucent, the opening of the Offer resulted in adjustment of the conversion/exchange ratio for the duration of the Adjustment Period (as defined below) in accordance with the following formula:

NCER = CER x [1 + OCEANE Issue Premium x (D/DT)]

where:

•	“NCER” means the OCEANEs new conversion/exchange ratio applicable during the Adjustment Period;

•	“CER” means the conversion/exchange ratio in effect before the Offer opening date, such conversion/exchange ratio being 1.06 Alcatel Lucent Share for every one 2018 OCEANE, one Alcatel Lucent Share for every one 2019 OCEANE, and one Alcatel Lucent Share for every one 2020 OCEANE;

•	“OCEANE Issue Premium” means the premium, expressed as a percentage, determined by comparing the par value per unit of the OCEANEs to the reference price of the Alcatel Lucent’s Shares used at the time the final terms of the OCEANEs were determined, such premium being 36.8% for the 2018 OCEANEs, 40.2% for the 2019 OCEANEs and 37.1% for the 2020 OCEANEs;

•	“D” means the number of days between the Offer opening date (inclusive) and the OCEANE maturity date (excluded), with the maturity date being July 1, 2018 for the 2018 OCEANEs, January 30, 2019 for the 2019 OCEANEs and January 30, 2020 for the 2020 OCEANEs; and

•	“DT” means the number of days between the issuance date of the OCEANEs (inclusive) (such date being July 3, 2013 for the 2018 OCEANEs and June 10, 2014 for the 2019 OCEANEs and 2020 OCEANEs) and the maturity date of the OCEANEs (exclusive) (such number of days being 1 824 days for the 2018 OCEANEs, 1 695 days for the 2019 OCEANEs and 2 060 days for the 2020 OCEANEs).

As a result of the Offer, the adjusted conversion/exchange ratios (or the NCERs) are 1.26 for the 2018 OCEANEs, 1.28 for the 2019 OCEANEs and 1.28 for the 2020 OCEANEs, based on an opening date of the Offer on November 18, 2015, as detailed in Section 3.5.4 of this offer document.

The adjustment of the conversion/exchange ratio discussed above will, pursuant to the terms of the respective securities notes of the OCEANEs, benefit only those holders of OCEANEs who will exercise their conversion/exchange right, between (and including):

(A)	the opening date of the Offer, and

(B)	(i) (x) if the AMF declares that the Offer is successful, the date that is 15 business days (jours ouvrés) after the publication by the AMF of the results of the Offer (taking into account the results of the U.S. Offer) or, if the Offer is reopened, the date that is 15 business days (jours ouvrés) after the completion of the Reopened Offer, or (y) if the AMF declares that the Offer is unsuccessful, the date of publication by the AMF of the result of the Offer; or

(ii) if the Offeror withdraws the Offer, the date on which such withdrawal is published.

This period is referred to as the Adjustment Period (“Adjustment Period”).

For the purpose of this Section 2.5.2, the term “Change of Control” means acquisition by one or more individual(s) or legal entity or entities, acting alone or in concert, of the control of the Company, with “control” meaning the holding (directly or indirectly through the intermediary of companies themselves controlled by the individual(s) or entity or entities concerned) (x) the majority of voting rights attached to the Company Shares or (y) more than 40% of these voting rights if no other shareholder of the Company, acting alone or in concert, holds (directly or indirectly through the intermediary of companies controlled by this or these shareholders) a higher percentage of voting rights.

In the event of the conversion/exchange of the OCEANEs during the Adjustment Period, the corresponding Shares will be delivered within a maximum of three business days (jours ouvrés) of the OCEANEs conversion/exchange request date.

In the event of an adjustment, the Company is obligated to notify the holders of OCEANEs of such adjustment, at the latest within five business days (jours ouvrés) following the entry into force of the new adjustment, by means of a notice published in a financial newspaper with general distribution. Such adjustment shall also be subject to a notice issued by Euronext Paris within the same deadline.

2.5.2.2	Early redemption in the event of a Change of Control

In addition, in the case of the occurrence of a Change of Control (as would be the case if the Offer is successful), any holder of OCEANEs may, at its option, request the early redemption in cash of the OCEANEs owned by such holder at par plus, as applicable, accrued interest from the date interest was last paid, pursuant to the terms of the prospectus relating to the issue of such OCEANEs.

The price of such early repayment would be EUR 1.81 for the 2018 OCEANEs, EUR 4.11 for the 2019 OCEANEs and EUR 4.02 for the 2020 OCEANEs, based on a latest anticipated early repayment date on March 1, 2016, and assuming up to 30 calendar days after closing of the initial Offer for the company to publish a notification of the change of control and then additionally up to 25 to 30 business days (jours ouvrés) to proceed with the early repayment, as detailed in Section 3.5.3 of this offer document.

If the Offer is successful, the Company will inform the holders of OCEANEs of any Change of Control by means of a notice distributed by the Company and posted on its website (www.alcatel-lucent.com) as well as in a notice to be issued by Euronext Paris at the latest within 30 calendar days following the effective Change of Control. These notices are expected to remind the holders of OCEANEs that they have the right to request the early redemption of their OCEANEs and to indicate (i) the early redemption date which would be between the 25th and the 30th business day (jours ouvrés) following the distribution date of the notice by the Company, (ii) the redemption amount and (iii) the period, of at least 15 business days (jours ouvrés) following the distribution date of the notice by the Company, during which the early redemption requests for the OCEANEs must be received by the centralizing agent.

To obtain early redemption of the OCEANEs, holders of OCEANEs must file a request with the financial intermediary holding their OCEANEs in a securities account. Any such demand may not be revoked once it is received by the relevant financial intermediary.

Requests for early redemption and the corresponding OCEANEs must be received by the centralizing agent no later than the fifth business day (jours ouvrés) before the early redemption date.

In such case, the OCEANEs, where an early redemption was requested, will be redeemed at a price equal to par plus, regarding the 2018 OCEANEs and the 2020 OCEANEs, accrued interests from the date the interest was last paid preceding the date of early redemption, to the date set for the early redemption.

2.5.2.3	Early redemption in the event of delisting of the Alcatel Lucent Shares

Pursuant to the terms of the securities notes relating to the issue of each of the OCEANEs, the representative of the body (Masse) of the OCEANEs of one series (Représentant de la Masse) may, upon decision of the general meeting of the holders of OCEANEs of that series (Nokia will not vote with regard to the OCEANEs it holds), acting under conditions of quorum and majority provided for by law, by written notice sent to the company, with a copy to the centralizing agent, make all of the OCEANEs redeemable at a price equal to par plus, for the 2018 OCEANEs and the 2020 OCEANEs, accrued interests from the date the interest was last paid, to the date set for the early redemption, in the event where (i) Shares of the Company cease to be listed on Euronext Paris and are not listed on any other regulated market within the European Union and (ii) the ADSs or Shares cease to be listed on a regulated market in the United States.

As a consequence, such early redemption right may be triggered in connection with the Offer in the event of implementation of a squeeze-out procedure for Alcatel Lucent Shares, or of delisting of Alcatel Lucent Shares on Euronext Paris and the Alcatel Lucent ADSs on the NYSE (see Section 1.2.7 of this offer document for the intents of Nokia regarding squeeze-out and delisting).

2.5.2.4	Early redemption of a series of OCEANEs if the outstanding OCEANEs of such series represent less than 15% of the issued OCEANEs of any such series

Pursuant to the terms of the securities notes relating to the issue of each of the OCEANEs, the Company may, at its option and at any time, subject to advance notice of at least 30 calendar days, redeem at par value plus, regarding the 2018 OCEANEs and the 2020 OCEANEs, accrued interests from the date the interest was last paid, to the date set for the early redemption all of the outstanding 2018 OCEANEs, 2019 OCEANEs or 2020 OCEANEs, if less than 15% of the issued OCEANEs of any such series remain outstanding. If the Offer is successful, Nokia expressly reserves the right to cause Alcatel Lucent to effect such redemption at any relevant time.

The holders of OCEANEs will retain the ability to exercise their OCEANEs conversion/exchange right up to and including the seventh business day preceding the early redemption date.

2.5.3	Payment of interest with respect to the 2018 OCEANEs

Holders of the 2018 OCEANEs are reminded that the next interest with respect to the 2018 OCEANEs will occur on January 4, 2016 and will be paid to the holders of record of the 2018 OCEANEs on December 31, 2015. Since it is expected that the settlement-delivery of the Offer will occur after December 31, 2015, Nokia would not, at that date, become a holder of record of the 2018 OCEANEs tendered into the Offer. Accordingly, the next interest payment with respect to the 2018 OCEANEs will be made by Alcatel Lucent on or around January 4, 2016 to the holders of record of the 2018 OCEANEs on December 31, 2015 whether or not they have tendered their 2018 OCEANEs into the Offer.

2.6	POSITION OF STOCK OPTION HOLDERS

The Company has granted Stock Options within the framework of several plans during 2006, 2007, 2008, 2009, 2010, 2011, 2012 and 2013, the main features of which are set out on pp. 153 et seq. of the 2014 reference document of the Company filed with the AMF on March 20, 2015 under No. D. 15-0179, available on the websites of the Company (www.alcatel-lucent.com) and the AMF (www.amf-france.org). For the 2014 financial year, it has been agreed in the Memorandum of Understanding that the allocation of Stock Options would be replaced by the allocation of Company Shares (see Section 2.8 of this offer document).

The beneficiaries of Stock Options who wish to tender the Shares to which such Stock Options give right in the Offer need to exercise them sufficiently in advance in order for the Shares issued by exercise of these Stock Options to be capable of being tendered into the Offer, no later than the last day of the Offer, or as the case may be, into the Reopened Offer, no later than the last day of the Reopened Offer.

To the knowledge of the Offeror, as of October 31, 2015, there are 81 040 440 Stock Options in force, out of which 67 452 250 Stock Options are exercisable and the Shares which may be issued pursuant to their exercise may be transferable.

Alcatel Lucent will offer to holders of Stock Options granted before the execution of the Memorandum of Understanding, namely on April 15, 2015 (13 588 190 Stock Options as of October 31, 2015, to the knowledge of the Offeror), an option to accelerate their rights to exercise their Stock Options particularly subject to the condition that the Offer has a positive outcome, that the beneficiaries satisfy the presence condition the last day of the Offer and that they undertake to exercise their Stock Options covered by the acceleration as well as all the vested Stock Options (except, as the case may be, those who are subject to a tax lock-up period provided by French and Belgium laws) and to sell their Alcatel Lucent Shares resulting from the exercise of the Stock Options on the market no later than 2 trading days before the last day of the Reopened Offer or, in case there is no Reopened Offer, before the squeeze-out.

The beneficiaries will be however released from their commitment to exercise the Stock Options and sell the resulting Alcatel Lucent Shares if the sum of the exercise price of these Stock Options and the costs and expenses relating to this exercise is higher than the sale price of their Shares. These beneficiaries will irrevocably accept the terms and conditions of the liquidity agreement described in Section 2.11.1 of this offer document as regards the Stock Options not exercised. Likewise, these beneficiaries will also irrevocably accept the terms and conditions of the liquidity agreement described in Section 2.11.1 of this offer document as regards the Stock Options subject to a tax lock-up period provided by French and Belgium laws, unless they opted for an acceleration agreement which covers such Stock Options.

In certain jurisdictions, the mechanisms described above may be adapted to the possible applicable legal, regulatory or other local constraints.

With respect to the beneficiaries of Stock Options who would not accept such acceleration, the terms and conditions of their Stock Options will remain unchanged, including presence conditions and, as the case may be, performance conditions. Some of these beneficiaries may furthermore benefit from a liquidity mechanism, under certain conditions and insofar the applicable regulations allow it (see Section 2.11.1 of this offer document).

2.7	POSITION OF PERFORMANCE SHARES BENEFICIARIES

The Company has allocated free of charge Performance Shares within the framework of several plans during 2008, 2009, 2010, 2011, 2012, 2013 and 2014, the main features of which are set out on pp. 149 et seq. of the reference document 2014 of the Company filed with the AMF on March 20, 2015 under No. D. 15-0179, available on the websites of the Company (www.alcatel-lucent.com) and the AMF (www.amf-france.org). Issuance of additional Performance Shares has been scheduled for July 29, 2015.

To the knowledge of the Offeror, as of October 31, 2015, there are 28 188 080 unvested Performance Shares and 2 506 385 vested Performance Shares that remain subject to a holding period which is not expected to expire at the closing date of the Offer.

Alcatel Lucent will offer to holders of Performance Shares granted before the execution of the Memorandum of Understanding, namely on April 15, 2015, and still subject to a vesting period (18 217 530 Performance Shares as of October 31, 2015, to the knowledge of the Offeror), an option to waive their rights under the Performance Shares plans in exchange for an indemnity payable in Shares of the Company free from any presence or performance conditions particularly subject to the condition that the Offer has a positive outcome, that the beneficiaries satisfy the presence condition the last day of the Offer and that they undertake to sell the Alcatel Lucent Shares thus received on the market no later than 2 trading days before the last day of the Reopened Offer.

In certain jurisdictions, the mechanisms described above may be adapted to the possible applicable legal, regulatory or other local constraints.

With respect to the Performance Shares beneficiaries who do not accept such a waiver, the terms and conditions of their Performance Shares will remain unaffected, including the presence or performance requirement, it being understood however that the Alcatel Lucent board of directors decided, concerning the performance conditions, to amend them, in case of a Reduced Liquidity (as defined in Section 2.11.1 of this offer document), in order to replace the stock market price of Alcatel Lucent by the stock market price of Nokia as reference stock market price and adjust the reference representative sample. In addition, certain beneficiaries may benefit from a liquidity mechanism, under certain conditions and insofar it is allowed by the applicable regulations (see Section 2.11.1 of this offer document).

With respect to the Performance Shares subject to a vesting period and granted after April 15, 2015, the underlying beneficiaries will benefit from a liquidity mechanism, under certain conditions and insofar it is allowed by the applicable regulations (see Section 2.11.2 of this offer document).

With respect to the Performance Shares acquired by beneficiaries who are French tax residents but subject to a holding period, in spite of legal lock-up period, the underlying beneficiaries may tender their Performance Shares into the Offer. Article L. 225-197-1(III) of the French Commercial Code provides that in an exchange without cash consideration of free shares during the holding period in a public exchange offer, the remaining holding period remains applicable to the shares issued as consideration in the context of the Offer (see Section 2.23.1.1(a)(iii) of this offer document). Thus, Nokia shares received in exchange will be subject to the remaining holding period.

Given the tax constraints detailed in Section 2.23.1.1(a)(iii) of this offer document, the holders of Alcatel Lucent Performance Shares still subject to a holding period will be excluded from the mechanism relating to the treatment of fractional shares detailed in Section 2.2 of this offer document. Consequently, they may tender into the Offer only multiple of 20 Alcatel Lucent Shares. However, the Alcatel Lucent Performance Shares still subject to a holding period and which would not have been tendered into the Offer or, as the case may be, the Reopened Offer, will be, as the case may be, subject to the squeeze-out.

Furthermore, if some of the Performance Shares become transferable following the death or disability of their beneficiaries in accordance with the provisions of Article L. 225-197-1 of the French Commercial Code, such Performance Shares shall be targeted by the Offer and may be tendered into the Offer.

2.8	SITUATION OF THE BENEFICIARIES OF THE 2014 STOCK OPTION PLAN

The company had considered allocating a Stock Option plan for the 2014 financial year, which was finally not allocated. As a replacement for this Stock Option plan, Alcatel Lucent will provide the beneficiaries the opportunity to receive Alcatel Lucent Shares (3 507 185 Shares as of October 31, 2015, to the knowledge of the Offeror) at one Alcatel Lucent Share per two Stock Options. This allocation of Alcatel Lucent Shares will be particularly subject to the condition that the Offer has a positive outcome, that the beneficiaries satisfy the presence condition on the last day of the Offer and that they undertake to sell the Alcatel Lucent Shares on the market no later than 2 trading days before the last day of the Reopened Offer.

In certain jurisdictions, the mechanisms described above may be adapted to the possible applicable legal, regulatory or other local constraints.

2.9	POSITION OF ALCATEL LUCENT SHARES HELD BY A COMPANY MUTUAL FUND (FONDS COMMUN DE PLACEMENT D’ENTREPRISE)

The mutual fund supervisory board (conseil de surveillance du Fonds Commun de Placement Actionnariat) of Alcatel Lucent (“FCP 2AL”), which holds 1.16% of share capital and 2.30% of voting rights of Alcatel Lucent as of June 30, 2015, will decide whether or not to tender the Shares it holds. This decision will disseminated by a press release. If such Shares are tendered into the Offer, the supervisory board of FCP 2AL will be required to amend the rules of the fund, subject to approval of these amendments by the AMF, in order to substitute any reference in the plan to “Alcatel Lucent” by “Nokia”.

2.10	POSITION OF ADSS HOLDERS AND U.S. HOLDERS OF SECURITIES

U.S. holders of Shares and OCEANEs may not tender their Securities into the Offer. U.S. holders of Shares and OCEANEs who wish to tender their Securities may only tender them in the U.S. Offer. Furthermore, holders of ADSs, wherever located, may not tender their Securities into the Offer. The holders of ADSs who wish to tender them may only tender them in the U.S. Offer. Holders of ADSs located outside of the United States may participate in the U.S. Offer only to the extent the local laws and regulations applicable to those holders permit them to participate in the U.S. Offer.

2.11	LIQUIDITY OFFERED TO HOLDERS OF STOCK OPTIONS AND BENEFICIARIES OF PERFORMANCE SHARES

2.11.1	Liquidity offered to holders of Stock Options and beneficiaries of Performance Shares allocated before 2015

Pursuant to the Memorandum of Understanding, the Offeror will propose a liquidity agreement to the French tax residents beneficiaries of the following plans, as a result of tax constraints to which they are subject:

•	Performance Shares No. A0914RUROW and No. A0914RPROW dated September 15, 2014, namely, a maximum number of 1 796 429 Alcatel Lucent Shares as of October 31, 2015, to the knowledge of the Offeror;

•	Stock Options No. A0812NHFR2 dated August 13, 2012, namely, a maximum number of 26 420 Alcatel Lucent Shares as of October 31, 2015, to the knowledge of the Offeror;

•	Stock Options No. A0312COFR2, No. A0312CPFR2, and No. A0312NHFR2 dated March 14, 2012, namely, a maximum number of 1 474 681 Alcatel Lucent Shares as of October 31, 2015, to the knowledge of the Offeror.

This liquidity agreement will also be offered to Belgian tax residents beneficiaries of the following plan, provided that they opted for the taxation of these Options and that they committed to hold these Options:

•	Stock Options No. A0713COBE2 dated July 12, 2013, namely, a maximum number of 170 637 Alcatel Lucent Shares as of October 31, 2015, to the knowledge of the Offeror.

Pursuant to this liquidity agreement, in the event of (i) a delisting of the Shares, of (ii) a holding by Nokia of more than 85% of the Shares or of (iii) an average daily trading volume of Shares on Euronext Paris falling below 5 000 000 Shares for 20 consecutive trading days (a “Reduced Liquidity”), the Shares received by holders of Stock Options will automatically be exchanged for Nokia shares, or the cash equivalent of the market value of such Nokia shares. This liquidity agreement also provides that the relevant Alcatel Lucent Performance Shares shall be automatically exchanged by Nokia for Nokia shares, or for the cash equivalent of the market value of such Nokia shares, shortly after expiration of the lock-up period.

The exchange ratio shall comply with the exchange ratio of the Offer, subject to certain adjustments, in case of certain financial transactions of Nokia or Alcatel Lucent, in order for the holders of Stock Options and beneficiaries of Performance Shares to be able to obtain the same value in Nokia shares or in cash that they would have obtained if such a transaction has not taken place.

In addition, a liquidity agreement will also be proposed with respects to (i) the vested Stock Options not covered by the selling undertaking described in Section 2.6 and whose the sum of the exercise price and the costs and expenses relating to this exercise will represent more than 90% of the Alcatel Lucent Share price as of the closing of the last day of the Reopened Offer on Euronext Paris and of (ii) the unvested and vested Stock Options to be subject to a liquidity agreement as described in Section 2.6 of this offer document. This liquidity agreement will be settled, as described above, in Nokia shares or in the cash equivalent of the market value of such shares.

The liquidity agreement referred to in Section 2.6 of this offer document concerning the beneficiaries who make the choice of the acceleration will be accepted by these beneficiaries at the same time as the acceleration agreement.

In certain jurisdictions, the mechanisms described above may be adapted to the possible applicable legal, regulatory or other local constraints.

2.11.2	Liquidity offered to holders of Stock Options and beneficiaries of Performance Shares allocated in 2015

Pursuant to the Memorandum of Understanding, the Offeror and the Company have agreed to enter into a liquidity agreement with all holders of Performance Shares granted after April 15, 2015, pursuant to which, in case of a Reduced Liquidity at the date of expiration of the applicable vesting period, all Performance Shares, representing, to the knowledge of the Offeror, a maximum of 9 970 550 Company Shares as of October 31, 2015, shall be automatically exchanged by Nokia for Nokia shares, or for the cash equivalent of the market value of such Nokia shares, shortly after expiration of such vesting period.

The exchange ratio shall comply with the exchange ratio of the Offer, subject to certain adjustments, in case of certain financial transactions of Nokia or Alcatel Lucent, in order for the holders of Performance Shares to be able to obtain the same value in Nokia shares or in cash that they would have obtained if such a transaction has not taken place.

In certain jurisdictions, the mechanisms described above may be adapted to the possible applicable legal, regulatory or other local constraints.

2.12	CONDITIONS OF THE OFFER

2.12.1	Mandatory Minimum Acceptance Threshold

By application of the provisions of Article 231-9 (I) of the AMF General Regulation, the Offer will lapse if, on the closing date of the Offer, the Offeror does not hold a number of Company Shares representing more than 50% of the Company share capital or the voting rights, taking into account, if necessary, the Shares resulting from the conversion of the OCEANEs tendered into the Offer and the U.S. Offer (the “Mandatory Minimum Acceptance Threshold”).

The Offeror undertakes, provided that this is necessary to reach the Mandatory Minimum Acceptance Threshold, to convert from the settlement-delivery of the Offer a sufficient number of OCEANEs that would be tendered into the Offer and the U.S. Offer so that, taking into account the Shares and voting rights attached to the Shares resulting from the conversion of such OCEANEs, the Offeror holds a number of Shares representing a fraction of share capital and voting rights of the Company higher than the Mandatory Minimum Acceptance Threshold. The conversion of such OCEANEs will be deemed to have retroactive effect to the date of closing of the Offer for the purpose of calculating the Mandatory Minimum Acceptance Threshold.

The Mandatory Minimum Acceptance Threshold shall be calculated as follows:

•

the numerator includes (i) all Shares validly tendered into the Offer and into the U.S. Offer (including Shares represented by ADSs) on the closing date of the last of the two Offers, (ii) all Shares issuable upon conversion of the OCEANEs validly tendered into the Offer and into the U.S. Offer on the closing date of the last of the two Offers, taking into account the conversion ratio applicable on the closing date of such Offers, and (iii) all treasury shares held by the Company as well as the Shares held by its subsidiaries;

•	the denominator includes (i) all Shares issued and outstanding (including Shares represented by ADSs) on the closing date of the last of the two Offers and (ii) all Shares issuable upon conversion of the OCEANEs validly tendered into the Offer and into the U.S. Offer on the closing date of the last of the two Offers, taking into account the conversion ratio applicable on the closing date of such Offers.

For information purposes and without taking into account the potential conversion of the OCEANEs validly tendered into the Offer as of the closing date of the Offer, the Mandatory Minimum Acceptance Threshold corresponds, as of the date of this offer document and on the basis of the information communicated by the Company, to the holding of at least 1 420 754 078 Shares or at least 1 443 823 895 Alcatel Lucent voting rights (on the basis of a total number of 2 841 508 155 issued Shares and 2 887 647 789 theoretical voting rights).

Whether the Mandatory Minimum Acceptance Threshold has been reached will not be known before the publication of the final results of the Offer taking into account the results of the U.S. Offer, which will take place after the closing of the Offer.

If the Mandatory Minimum Acceptance Threshold (calculates as indicated above) is not reached, the Offer would not be continued and, therefore, the Securities tendered into the Offer would be returned to their owners, in principle, within three trading days after the publication of the results notice (avis de résultat) notifying the lapse of the Offer, without interest, compensation or any other payment which may be owed to owners.

2.12.2	Minimum Tender Condition

In accordance with the provisions of Article 231-9 (II) of the AMF General Regulation, the Offer is subject to a number of Securities being tendered into the Offer and the U.S. Offer, on the announcement date of the results of the Offer by the AMF taking into account the results of the U.S. Offer, of more than 50% of the Shares of the Company on a fully diluted basis (the “Minimum Tender Condition”).

The Minimum Tender Condition shall be calculated as follows:

•	the numerator includes (i) all Shares validly tendered into the Offer and into the U.S. Offer (including Shares represented by ADSs) on the closing date of the last of the two Offers and (ii) all Shares issuable upon conversion of the OCEANEs validly tendered into the Offer and into the U.S. Offer on the day of the closing of the last of the two Offers, taking into account the conversion ratio applicable on the closing date of such Offers;

•	the denominator includes (i) all Shares issued and outstanding (including Shares represented by ADSs) on the closing date of the last of the two Offers and (ii) all Shares issuable at any time prior to, on or after the closing date of the last of the two Offers upon conversion of the OCEANEs (taking into account the conversion ratio applicable on the closing date of such Offers), exercise of Stock Options or acquisition of Performance Shares.

The Offeror, the Company and the Alcatel Lucent shareholders and holders of OCEANEs will not know whether the Minimum Tender Condition is satisfied before the publication of the results of the Offer taking into account the results of the U.S. Offer, which will take place after the closing of both Offers.

The Offeror reserves the ability to waive the Minimum Tender Condition on or before the day of publication by the AMF of the results of the Offer taking into account the results of the U.S. Offer, in accordance with the provisions of Article 231-9 (II) of the AMF General Regulations, or to suppress or lower this Minimum Tender Condition by submitting an improved offer no later than 5 trading days before the closing of the Offer, in accordance with the provisions of Article 232-7 of the AMF General Regulation.

If the Minimum Tender Condition (calculated as indicated above) is not satisfied and except if the Offeror decides to waive the Minimum Tender Condition as mentioned in the previous paragraph, the Offer shall not continue and the Securities tendered into the Offer shall be returned to their owners, without interest, compensation or any other payment which may be owed to owners.

2.12.3	Authorization of the extraordinary general meeting of Nokia’s shareholders

The Offer is subject to the approval of the extraordinary general meeting of Nokia’s shareholders, convened by the board of directors of Nokia on October 22, 2015 and scheduled to take place on December 2, 2015, of a resolution related to the authorization of the board of directors to resolve on the issuance of the Nokia shares as consideration for the Securities tendered into the Offer or, as the case may be, into the Reopened Offer.

This resolution shall be approved by a two-thirds majority of the votes cast and shares represented at the extraordinary general meeting.

If, for any reason, the condition provided by this Section 2.12.3 is not satisfied, the Offer will lapse automatically in accordance with the provisions of Article 231-12 of the AMF General Regulation, without interest, compensation or any other payment due.

2.13	PROCEDURE FOR TENDERING INTO THE OFFER

The Offer would remain open for 25 trading days, in accordance with the provisions of Article 232-2 of the AMF General Regulation unless it is extended by the AMF.

The Securities tendered into the Offer (or, as the case may be, into the Reopened Offer) must be freely transferable and free from all liens, pledges or all other security or encumbrance restricting the free transfer of their ownership. The Offeror reserves the right to disregard any Securities tendered into the Offer which do not meet this requirement.

The Company shareholders or the holders of OCEANEs whose Shares or OCEANEs are held through a financial intermediary (credit institution, investment firm, etc.) and who wish to tender their Shares and/or OCEANEs into the Offer (or, as the case may be, into the Reopened Offer) shall give order to such financial intermediary to tender into the Offer (or, as the case may be, into the Reopened Offer) in accordance with the sample provided by such intermediary no later than on the date of closing of the Offer (or, as the case may be, into the Reopened Offer).

In accordance with Article 232-2 of the AMF General Regulations, the orders for tendering into the Offer may be withdrawn at any time, up to, and including on, the closing date of the Offer. After this date, they will be irrevocable.

The Company shareholders or the holders of OCEANEs whose Shares or OCEANEs are held in direct nominative form in the Company’s register (nominatif pur) (kept by its proxies, BNP

Paribas Securities Services regarding the Shares and CACEIS Corporate Trust regarding the OCEANEs) shall register them in administrated nominative form (nominatif administré) in order to tender the Shares or OCEANEs into the Offer (or, as the case may be, into the Reopened Offer), unless they have previously requested their conversion into bearer form. Shareholders who have expressly requested conversion of their Shares into bearer form shall lose advantages related to nominative shares if the Offer is discontinued.

The contribution of the Shares or OCEANEs Alcatel Lucent into the offer should not, in principle, cause any billing of brokerage fees from financial intermediaries. No commission will be paid by Nokia to any intermediary of Alcatel Lucent shareholders or holders of OCEANEs or any person soliciting the contribution of the Shares or OCEANEs Alcatel Lucent into the Offer.

2.13.1	Centralization of the orders

The centralization of the orders to tender the Shares and the OCEANEs into the Offer and into the U.S. Offer is made by Euronext Paris.

Each financial intermediary and institution holding nominative accounts of Company Securities shall transfer to Euronext Paris the Shares and the OCEANEs for which they have received an order to tender into the Offer and into the U.S. Offer, at a date indicated in the notice of Euronext Paris.

After Euronext Paris receives all orders to tender into the Offer and into the U.S. Offer under the conditions set out above, Euronext Paris will centralize all such orders, determine the results of the Offer taking into account the results of the U.S. Offer, and communicate such results to the AMF.

The steps set out above would be repeated in the same order and on the terms, in particular in relation of timing, which would be set out in a notice published by Euronext Paris in the context of the Reopened Offer.

The centralization of the ADSs tendered into the U.S. Offer is made by Citibank, N.A., the U.S. exchange agent for the U.S. Offer (the “U.S. Exchange Agent”).

During the U.S. Offer period, ADS holders who wish to tender their ADSs into the U.S. Offer must tender (or direct their financial intermediary to tender) such ADSs to the U.S. Exchange Agent. The manner of tender will depend on whether the ADSs are materialized or dematerialized, and on whether the dematerialized ADSs are held through The Depository Trust Company or directly on the ADS register of the ADS depositary.

All ADSs that are tendered to the U.S. Exchange Agent may be withdrawn from the tender at any time prior to the expiration of the U.S. Offer in accordance with the terms of the U.S. Offer. After the expiration of the U.S. Offer, the tendered ADSs will be held by, or at the instruction of, the U.S. Exchange Agent and will not be released by the U.S. Exchange Agent until the announcement by the AMF of the results of the Offer, taking into account the results of the U.S. Offer. If the Offer is successful, the tendered ADSs will be released by the U.S. Exchange Agent to Nokia. If the Offer is not successful, the tendered ADSs will be returned by the U.S. Exchange Agent to the applicable tendering parties.

No later than the fifth U.S. business day after the expiration of the U.S. Offer, the U.S. Exchange Agent will report to the AMF the total number of ADSs tendered into and not withdrawn from the U.S. offer.

2.13.2	Publication of the results of the Offer and settlement-delivery

The AMF will publish the results of the Offer, taking into account the results of the U.S. Offer, no later than nine trading days after the closing date of the Offer.

If the AMF determines that the Offer is successful, taking into account the results of the U.S. Offer, Euronext Paris will remind the settlement-delivery date of the Offer in a notice.

The settlement-delivery of the Offer will take place following (i) the implementation of the centralization by Euronext Paris of the Shares and OCEANEs tendered into the Offer (it being specified that the centralization of the ADSs in the context of the U.S. Offer will be made by the U.S. Exchange Agent, as indicated in Section 2.13.1 of this offer document), and (ii) the implementation of the formalities required by Finnish law for the issuance of the Nokia shares which must be issued in the context of the Offer and, in particular, the registration of such shares with the Finnish Trade Register (Kaupparekisteri), and their creation in Euroclear Finland’s book-entry system.

Given the requirements of the Finnish law relating to the issuance and delivery of the new Nokia shares which must be delivered in the context of the Offer and the U.S. Offer, the transfer of ownership of the Shares and OCEANEs tendered into the Offer and into the U.S. Offer will take place on the date of registration of such new Nokia shares in the Finnish Trade Register, prior to such registration, at 0:00 am French time (1:00 am Finnish time), all rights pertaining to these Shares and OCEANEs being transferred to the Offeror on that date. On the same date, the Shares and OCEANEs will be delivered by Euronext Paris to the Offeror, subject to the prior delivery by the Offeror to Euronext Paris of the Nokia shares issued as consideration for the Offer and for the U.S. Offer (excluding the Nokia shares issued as consideration of the ADSs tendered into the U.S. Offer Nokia and centralized by the U.S. Exchange Agent).

When Euronext Paris receives the Nokia shares, it will transfer them to the financial intermediaries representing the Alcatel Lucent shareholders and holders of OCEANEs who have tendered their Shares and/or OCEANEs into the Offer and into the U.S. Offer, in principle the trading day after.

The steps set out above would be repeated in the same order and on the terms, in particular in relation of timing, which would be set out in a notice published by Euronext Paris in the context of the Reopened Offer.

No interest will be payable for the period between the date on which the Shares and OCEANEs are tendered into the Offer or into the U.S. Offer (or, as the case may be, into the Reopened Offer) and the date of settlement-delivery of the Offer or the U.S. Offer (and, as the case may be, the Reopened Offer).

The settlement-delivery of the ADSs, with respect to the U.S. Offer, will be made by the U.S. Exchange Agent in accordance with the procedures described in the Registration Statement on Form F-4 filed with the U.S. securities regulator (the U.S. Securities and Exchange Commission) and published on the website of this authority (www.sec.gov).

2.14	NUMBER, ORIGIN AND CHARACTERISTICS OF THE NOKIA SHARES TO BE ISSUED IN THE OFFER

2.14.1	Maximum number of Nokia shares to be issued within the framework of the Offer

On the basis of a maximum total number of 3 723 769 813 Alcatel Lucent Shares (including Shares issuable upon conversion of OCEANEs or exercise of Stock Options) targeted by the Offer and if the participation in the offer is 100%, a maximum number of 2 048 073 398 Nokia shares may be issued in the Offer.

The exact number of Nokia shares to be issued will depend on the number of Alcatel Lucent Shares and/or OCEANEs tendered in the Offer and, as the case may be, into the Reopened Offer, and will be determined after the publication by the AMF of a notice of the definitive results of the Offer or, as the case may be, of the Re-opened Offer.

2.14.2	Origin of the Nokia shares to be issued in the Offer

The Nokia shares offered in exchange of the Securities tendered into the Offer will be newly issued Nokia shares, issued by a decision of the board of directors of Nokia, acting under the authorization to be granted to it by the extraordinary general meeting of Nokia’s shareholders convened October 22, 2015 and scheduled to take place on December 2, 2015, subject to the approval of this resolution by the such meeting.

By this resolution, the extraordinary general meeting of Nokia’s shareholders would authorize the board of directors of Nokia to issue Nokia shares, disregarding the shareholders’ pre-emptive subscription rights, as consideration for the shares tendered into the Offers.

The resolution of the extraordinary general meeting of Nokia’s shareholders is contemplated to be made on the following terms:

•	to authorize the Nokia Board of Directors to resolve to issue, in deviation from the shareholders’ pre-emptive right to subscription, in total a maximum of 2 100 million shares through the issuance of shares in one or more issues during the effective period of the authorization;

•	to be effective until December 2, 2020; and

•	to not terminate the authorization to issue shares and special rights entitling to shares granted by the Annual General Meeting on May 5, 2015.

The same resolution would authorize the board of directors of Nokia to resolve to issue Nokia shares to settle the Reopened Offer, the squeeze-out, as well as to settle with Nokia shares the Stock Option and Performance Share plans in the liquidity mechanism described in Section 2.11 of this offer document.

The exact number of new Nokia shares to be issued will depend on the number of Securities tendered into the Offer and will be determined after the publication by the AMF of a notice of the results of the Offer or, as the case may be, of the Reopened Offer.

2.14.3	Legislation under which the Nokia shares are created

The new Nokia shares would be issued in accordance with Finnish law and would be governed by Finnish law.

2.14.4	Characteristics and rights of the Nokia shares

The new Nokia shares would be ordinary shares from the same category, entirely paid-up, with voting right and without nominal value. They will have the same rights and benefits as all existing ordinary shares, including the right to any future dividend.

A more detailed description of the rights and obligations of the Nokia shares is to be found in Annex to this offer document.

2.14.5	Form and method of registration in the Nokia Share Register

In order to participate and vote in the general meeting, a shareholder must be registered in the shareholders’ register of Nokia kept by Euroclear Finland Ltd no later than on the eighth Finnish business day preceding the general meeting. This date is referred to as the record date of the general meeting of shareholders. A shareholder, whose shares are directly registered on his/her Finnish book-entry account, is automatically registered in the shareholders’ register of Nokia. The holders of nominee-registered shares may attend and vote at general meetings provided that they are eligible to be entered into the shareholders’ register of Nokia on the record date of the general meeting and they ensure that their names are notified for temporary entry into the shareholders’ register in accordance with the instructions indicated in the notice convening the general meeting.

In addition to registration in the shareholders’ register of Nokia, a shareholder is required under the Articles of Association of Nokia to notify Nokia by the date stated in the notice convening the general meeting in order to attend the general meeting. This date may not be earlier than ten calendar days prior to the general meeting. As regards nominee-registered shares, a temporary entry into the shareholders’ register constitutes due notification of attendance.

2.14.6	Transferability of the Nokia shares to be issued in the Offer

The transfer ability of the Nokia shares to be offered in exchange for the Securities tendered into the Offer is not limited by any provision in the Nokia Articles of Association, Finnish law, or NASDAQ OMX Helsinki Ltd. (“Nasdaq Helsinki”), NYSE or Euronext regulations.

2.14.7	Listing of the Nokia shares to be issued in the Offer

Nokia’s shares are already traded on Nasdaq Helsinki and, through ADSs, on the NYSE. On October 8, 2015, Nokia has filed a request to trade its shares on Euronext Paris (Compartment A).

The prospectus related to the admission of Nokia shares to trading on Euronext Paris and the Nokia shares issued in exchange for the Company Securities tendered into the Offer or, as the case may be, into the Reopened Offer to trading on Nasdaq Helsinki (the “Admission Prospectus”) have been filed on October 8, 2015 with, and approved on October 23, 2015 by, the Finnish Financial Supervisory Authority (the “FIN-FSA”). A certificate of approval by the FIN-FSA of the Admission Prospectus, as well as a copy of the approved prospectus, have been notified on October 26, 2015 by the FIN-FSA to the AMF, with a translation of the summary of the Admission Prospectus in French, in accordance with the mechanism of the European passport in the Prospectus Directive No. 2003/71/CE of November 4, 2003. In addition, a supplement to the Admission Prospectus updating certain information contained therein will be filed with the FIN-FSA for approval and notification to the AMF under the same conditions prior to the publication of the information document relating, in particular, to the legal, financial and accounting characteristics of Nokia.

The Admission Prospectus is available on the website of Nokia (www.nokia.com). The certificate of approval by the FIN-FSA of the Admission Prospectus and the translation of the summary of the Admission Prospectus in French is available on the website of the AMF (www.amf-france.org). The supplement to the Admission Prospectus will be available under the same conditions once approved by the FIN-FSA and notified to the AMF.

All existing Nokia shares will be in principle admitted to trading on Euronext Paris the trading day following the opening of the Offer. The new Nokia shares issued in the context of the Offer and, as the case may be, the Reopened Offer, will be admitted to trading on Nasdaq Helsinki and on Euronext Paris the trading day following the date of the settlement-delivery of the Offer and, as the case may be, the Reopened Offer. Following the Offer, all Nokia shares will be listed on Nasdaq Helsinki, on Euronext Paris and, through ADSs, on the NYSE. If the Offer is not successful, Nokia intends to delist its shares from Euronext Paris.

2.15	IMPACT OF THE OFFER ON THE BREAKDOWN OF SHARES AND VOTING RIGHTS OF NOKIA

2.15.1	Breakdown of share capital and voting rights of Nokia before the Offer

The following table presents, as of October 20, 2015, the breakdown of share capital and voting rights of the 10 largest shareholders of Nokia that are registered in Finland an appear on Nokia’s shareholder register maintained by Euroclear Finland Ltd.:

Shareholders(1)	Number of shares	% of the total number of shares	% of voting rights(2)
Varma Mutual Pension Insurance Company	80 722 106	2.19%	2.23%
Ilmarinen Mutual Pension Insurance Company	28 893 982	0.79%	0.80%
The State Pension Fund	25 600 000	0.70%	0.71%
Schweizerische Nationalbank	24 132 730	0.66%	0.67%
Elo Mutual Pension Insurance Company	15 200 000	0.41%	0.42%
Svenska Litteratursällskapet i Finland rf	14 312 880	0.39%	0.39%
Nordea Bank Finland Plc	11 536 309	0.31%	0.31%
Folketrygdfondet	11 352 542	0.31%	0.31%
Nordea Suomi Fund	10 854 000	0.30%	0.30%
Keva (Local Government Pensions Institution)	10 004 071	0.27%	0.28%
Actions détenues par Nokia et ses filiales	53 232 002	1.45%	0.00%
Autres	3 392 801 269	92.23%	93.58%

Total	3 678 641 891	100%	100%

(1)	Nokia only has data on the number of shares held by shareholders registered in Finland and the shareholders who have reported their holding to Nokia in accordance with Chapter 9, Section 5 of the Finnish Securities Market Act.
(2)	Shares held by Nokia and its subsidiaries are not included in calculating voting rights.

Pursuant to the notification of Nokia under Chapter 9, Section 10 of the Finnish Securities Market Act on October 24, 2014, the holdings of BlackRock, Inc. in Nokia, through its controlled undertakings, comprising of both shares and convertible bonds issued by Nokia, amounted to a total of 187 784 314 shares, which at that time corresponded to approximately 5.01% of the issued and outstanding shares and voting rights of Nokia. To Nokia’s knowledge, no other shareholder holds more than 5% of the issued and outstanding shares or voting rights of Nokia.

Nokia is not aware of any shareholder having a controlling interest, as referred to in Chapter 2, Section 4 of the Finnish Securities Market Act, in Nokia.

2.15.2	Breakdown of share capital and voting rights of Nokia after the Offer

Following the Offer, if Nokia owns 100% of the Alcatel Lucent Securities, the breakdown of share capital and voting rights of the Nokia shareholders would be as follows (based on the breakdown of its share capital and voting rights on October 20, 2015):

Shareholders	Number of shares(1)		% of the total number of shares	% of voting rights(2)
Varma Mutual Pension Insurance Company	80 722 106	(3)	1.41%	1.43%
Ilmarinen Mutual Pension Insurance Company	28 893 982	(3)	0.50%	0.51%
The State Pension Fund	25 600 000	(3)	0.45%	0.45%
Schweizerische Nationalbank	24 132 730	(3)	0.42%	0.43%
Elo Mutual Pension Insurance Company	15 200 000	(3)	0.27%	0.27%
Svenska Litteratursällskapet i Finland rf	14 312 880	(3)	0.25%	0.25%
Nordea Bank Finland Plc	11 536 309	(3)	0.20%	0.20%
Folketrygdfondet	11 352 542	(3)	0.20%	0.20%
Nordea Suomi Fund	10 854 000	(3)	0.19%	0.19%
Keva (Local Government Pensions Institution)	10 004 071	(3)	0.17%	0.18%
Actions détenues par Nokia et ses filiales	75 296 088	(4)	1.31%	0.00%
Autres	5 412 086 895		94.51%	95.77%

Total	5 726 715 289	(4)	100%	100%

(1)	In the calculation of the total number of Nokia shares after the Offer, it has been assumed that all the existing and outstanding shares (including Shares issuable upon conversion of OCEANEs or exercise of Stock Options) concerned by the Offer as of October 31, 2015 would be tendered into the Offer (namely 3 723 769 813 Shares)].
(2)	Shares held by Nokia and its subsidiaries are not included in the calculation of voting rights. Refer also to footnote 4.
(3)	Excluding any Nokia shares receivable in the Offer by the shareholder in exchange of Alcatel Lucent Securities, if any.
(4)	In the calculation of the shares held by Nokia and its subsidiaries, it has been assumed that (i) the number of shares held by Nokia and its subsidiaries is 53 232 002 (as of October 20, 2015) and that (ii) Alcatel Lucent will tender into the Offer the 40 116 521 shares held by itself and by its subsidiaries (as of June 30, 2015) and will receive in exchange 22 064 086 Nokia shares, resulting in a total of 75 296 088 Nokia shares being held by Nokia or its subsidiaries, including Alcatel Lucent.

Pursuant to the notification of Nokia under Chapter 9, Section 10 of the Finnish Securities Market Act on October 24, 2014, the holdings of BlackRock, Inc., amounting to a total of 187 784 314 shares on October 24, 2014, would correspond to approximately 3.28% of the issued and outstanding shares and 3.32% of the voting rights of Nokia (based on the breakdown of the total number of Nokia Shares on October 20, 2015), excluding any Nokia Shares receivable by BlackRock, Inc. in the Offer against the Alcatel Lucent Securities held by Blackrock Inc.

Following the Offer, if Nokia owns 100% of the Alcatel Lucent Securities:

•	former holders of Alcatel Lucent Securities are expected to own approximately 33.5% of the issued and outstanding Nokia shares on a fully diluted basis (based on the number of shares outstanding on December 31, 2014);

•	a shareholder of Alcatel Lucent who held 1% of the share capital of the Company prior to the Offer would hold 0.27% of the issued and outstanding shares and 0.28% of the voting rights of Nokia;

•	a shareholder of Nokia who held 1% of the share capital of the company prior to the Offer would hold 0.64% of the issued and outstanding shares and 0.65% of the voting rights of Nokia.

2.16	TIMETABLE OF THE OFFER

Before the opening of the Offer, the AMF and Euronext Paris will publish an opening notice and timetable of the Offer (avis d’ouverture et de calendrier) and a notice setting out the characteristics and the timetable of the Offer, respectively.

An indicative timetable is set forth below and is still to be approved by the AMF:

October 29, 2015	• Filing by the Offeror of the proposed Offer and the draft offer document with the AMF

• Dissemination to the public and publication of the Offeror’s draft offer document on the websites of the AMF (www.amf-france.org) and the Offeror (www.nokia.com)

• Filing by the Company of a draft response document with the AMF

• Dissemination to the public and publication of the Company’s draft response document on the websites of the AMF (www.amf-france.org) and the Company (www.alcatel-lucent.com)

• Publication of a press release by the Offeror announcing the filing of the draft offer document and by the Company announcing the filing of the draft response document

November 12, 2015	• Clearance decision of the Offer by the AMF constituting a visa for the offer document and for the response document and dissemination to the public of the approved documents

• Publication of the offer document and the response document approved by the AMF

November 17, 2015	• Publication of the “other information” document by the Offeror and the Company

November 18, 2015	• Opening of the Offer

November 19, 2015	• Admission of the existing Nokia shares on Euronext Paris

December 2, 2015

•    Extraordinary general meeting of the Offeror’s shareholders to approve the resolution related to the authorization of the board of directors of the Offeror to resolve on the issuance of the Nokia shares as consideration for the Securities tendered into the Offer and, as the case may be, into the Reopened Offer

December 23, 2015	• Closing of the Offer

January 5, 2015	• Publication by the AMF of a notice of the final result of the Offer

January 7, 2016	• Settlement-delivery of the Offer

January 8, 2016	• Admission of new Nokia shares issued in the context of the Offer to trading on Nasdaq Helsinki and on Euronext Paris

In case of reopening of the Offer:

January 14, 2016	• Reopening of the Offer

February 3, 2016	• Closing of the Reopened Offer

February 8, 2016	• Publication of a notice of the result of the Reopened Offer

February 12, 2016	• Settlement-delivery of the Reopened Offer

February 15, 2016	• Admission of new Nokia shares issued in the context of the Reopened Offer to trading on Nasdaq Helsinki and on Euronext Paris

2.17	ABILITY TO WITHDRAW THE OFFER

In accordance with the provisions of Article 232-11 of the AMF General Regulation, the Offeror may withdraw the Offer within 5 trading days following the publication of the timetable of the Offer or a competing higher offer. It shall notify the AMF of such decision which is subject to publication.

It may also withdraw the Offer if the Offer is frustrated or if the Company adopts measures that modify its substance, either during the Offer or in the event that the Offer is successful, or if the measures adopted by the Company result in an increase of the cost of the Offer for the Offeror. The Offeror may not exercise this right without prior authorization from the AMF, which rules on the basis of the principles set forth in Article 231-3.

In case of withdrawal, the Shares and the OCEANEs tendered into the Offer will be returned to their owners without interest, compensation or other payment owed.

2.18	EXTENSION OF THE DURATION OF THE OFFER

In accordance with provisions of Article 231-32 of the AMF General Regulation, the opening, closing and publication dates of the results of the Offer must be published by the AMF. During the Offer the AMF may re-schedule the closing date of the Offer and this is its exclusive competence in relation to this matter.

2.19	REOPENING OF THE OFFER

In accordance with the provisions of Article 232-4 of the AMF General Regulation, if the Offer is successful, it will be automatically reopened in the 10 trading days after the publication of final result of the Offer, except if the squeeze-out is filed within 10 trading days from this publication, according to paragraph 4 of the above-mentioned Article. The AMF will publish the reopening timetable, which will last 10 trading days (the “Reopened Offer”)

In case of reopening of the Offer, the terms of the Reopened Offer would be the same as the terms of the initial Offer. In particular, the tender and centralization procedure of the Reopened Offer would be the same as the procedure applicable to the Offer set out in Section 2.13 of this offer document, it being understood that the orders to tender into the Reopened Offer are irrevocable.

In case of reopening of the Offer, the AMF will publish a timetable related to the Reopened Offer.

2.20	FINANCING AND COSTS OF THE OFFER

2.20.1	Costs of the Offer

The total fees, costs and expenses incurred by the Offeror in connection with the Offer and the U.S. Offer, including in particular commissions, fees and other costs related to external financial, legal and accounting advisers and of any other experts and consultants, as well as communication costs, are estimated to be in excess of EUR 110 million (without tax).

2.20.2	Financing of the Offer

The Offer does not require financing insofar it consists of an exchange of Shares and OCEANEs tendered into the Offer or into the reopened Offer for new Nokia shares.

2.21	BROKERAGE COSTS AND REMUNERATION OF INTERMEDIARIES

The contribution of the Shares or OCEANEs Alcatel Lucent into the offer should not, in principle, cause any billing of brokerage fees from financial intermediaries. No commission will be paid by Nokia to any intermediary of Alcatel Lucent shareholders or holders of OCEANEs, or to any person soliciting the tendering of the Shares or OCEANEs Alcatel Lucent into the Offer.

2.22	RESTRICTIONS CONCERNING THE OFFER OUTSIDE FRANCE

The Offer is being made only in France.

This offer document is not intended to be distributed in any country other than France.

The Offer is not subject to any formality, registration or visa outside France. Holders of Alcatel Lucent Shares and OCEANEs outside France cannot participate to the Offer unless the local law applicable to them allows it. Indeed, the participation to the Offer and the distribution of this offer document may be subject to restrictions outside France. The Offer is not directed, directly or indirectly, to persons who are subject to such restrictions and may not be accepted from a country in which the Offer is subject to restrictions. Persons who are in possession of this offer document must comply with the restrictions in force in their countries. A failure to comply with such restrictions may constitute a breach of the applicable stock exchange laws and regulations in these countries.

The Offeror declines any responsibility in case of breach by any person of applicable restrictions.

This offer document and the other documents relating to the Offer do not constitute an offer to sell or purchase transferable financial instruments or a solicitation of such an offer in any country in which such an offer or solicitation is illegal or to any person to whom such an offer or solicitation could not be duly made.

This offer document does not constitute an extension of the offer made in the United States and the Offer is not being made, directly or indirectly, in the United States, to persons located in the United States, by use of the mail, or by any means of communication or instrumentality of commerce (including, but not restricted to, transmissions by fax, phone and email) of the United States or of any facility of a United States securities exchange. Consequently, copies of this offer document and other documents relating to this document or to the Offer may not be mailed, communicated, or otherwise distributed in the United States by an intermediary or any other person in any manner whatsoever. Accordingly, no shareholder or holder of OCEANEs may tender his Shares or his OCEANEs into the Offer if he cannot represent that (i) he has not received in the United States a copy of this offer document or any other document related to the Offer and that he did not send any such document into the United States, (ii) he has not used, directly or indirectly, the mails, or a means of communication or other means or instrumentality of commerce or the facilities of a United States securities exchange in relation to the Offer, (iii) he was not in the United States when he accepted the Offer or gave his order to tender his shares and (iv) he is not an agent nor a fiduciary acting for a person other than a person who gave his instructions outside the United States. Authorized intermediaries may not accept orders to tender securities which have not been made according to the provisions set forth above (except as otherwise expressly authorized or instructed by or on behalf of the Offeror, in its absolute discretion).

The U.S. Offer is initiated in the United States in parallel and separately from this proposed Offer. The U.S. Offer is open to all holders of Shares and OCEANEs who are resident in the United States and to holders of ADSs, regardless of whether they are residents or not in the United States, in accordance with the exchange offer and the documents which the Offeror will file with the U.S. Securities and Exchange Commission (the “Documents of the U.S. Offer”). U.S. holders of Securities may not tender their Securities into the Offer. U.S. holders of Securities who wish to tender their Securities into the Offers may only tender them into the U.S. Offer. Furthermore, holders of ADSs may not tender their securities into the Offer. The holders of ADSs who wish to tender their ADSs into the Offers may also tender their securities into the U.S. Offer.

Subject to the comments and authorizations of the AMF and the U.S. Securities and Exchange Commission, the Offer and the U.S. Offer are made at identical financial terms and their implementation will be similarly coordinated. Any shareholders or holders of OCEANES who are resident in the United States and holders of ADSs, regardless of whether they are residents or not in the United States, must read and refer to the Documents of the U.S. Offer set out in the paragraph above and not to the documents of the Offer, in order to decide whether to tender or not their Shares, OCEANEs and ADSs into the U.S. Offer.

For the purposes of the paragraphs above, United States means the United States of America, their territories and possessions, or any of these States, or the District of Columbia.

2.23	TAX REGIME APPLICABLE TO THE OFFER AND THE SHARES RECEIVED IN EXCHANGE

2.23.1	Tax regime of the Offer

The current French tax regime applicable to the Offer is set out below.

This information is a summary of the applicable tax regime based on French laws and regulations as currently in force. This tax regime may be modified as a result of subsequent amendments brought to the applicable French tax rules (potentially with retroactive effect) and their interpretation by the French tax authorities.

This description is only given as a general guideline and is not intended to constitute a comprehensive analysis of all the tax consequences which may apply to a holder of Company Securities. Holders of Company Securities are therefore advised to consult their usual tax adviser in order to examine their specific circumstances.

Persons who do not have their tax residence in France must also comply with the tax legislation in force in their country of residence, subject to, if any, the application of a tax treaty for the avoidance of double taxation between France and such country of residence.

2.23.1.1	The Offer relating to the Shares

(a)	Individuals who are French tax residents acting in connection with the management of their private assets outside the framework of a share savings plan (“plan d’épargne en actions”) and who do not perform stock exchange transactions on a regular basis

(i)	Standard regime

In accordance with Article 150-0 B of the French General Tax Code (the “FTC”), the capital gain or capital loss on the exchange of Alcatel Lucent Shares for Nokia shares made in connection with the Offer is subject to a roll-over regime (“sursis d’imposition”) and is not included in the taxable base for income tax and social contributions purposes of the year of the exchange, as the exchange of securities resulting from a tender offer made in accordance with regulations in force present a tax-neutral nature.

The result is, in particular, that:

•	the exchange transaction does not have to be declared by the taxpayer on his income tax return; and

•	any capital losses arising upon the exchange cannot be recorded for the year of the exchange and, therefore, may not be deducted from capital gains realized during the year of the exchange or the ten (10) following years.

The roll-over ends, in particular, upon the sale, redemption, repayment or cancellation of the Nokia shares received in exchange. The net gain realized upon the event ending the roll-over will be computed on the basis of the cost price for tax purposes of the Alcatel Lucent Shares presented in exchange and according to the rules of taxation applicable on the day of said event. For the purpose of determining applicable tax reliefs, as the case may be, the holding period will be computed taking into account as starting point the date of the acquisition of the Alcatel Lucent Shares exchanged for the Nokia shares being sold.

When the holder receives a cash payment in compensation for fractional shares, the exchange transaction constitutes, for the Shares amount corresponding to the transferred rights, a sale transaction taxable under the terms of ordinary French law (BOI-RPPM-PVBMI-30-10-20 No. 310).

(ii)	Employees and corporate officers resident in France holding Shares received following the exercise of Stock Options

(1)	Stock Options granted before September 28, 2012

Pursuant to the combined provisions of Articles 80 bis and 163 bis C of the FTC (applicable to Stock Options granted before September 28, 2012), the income corresponding to the difference between (i) the real value of the Alcatel Lucent Share at the date of exercise of the Stock Options and (ii) the subscription or acquisition price of such Share, is taxable according to the preferential treatment attached to them, for income tax, social security contributions and social charges purposes, if the Alcatel Lucent Shares resulting from the exercise of these Stock Options are kept in registered form (forme nominative) and are not sold or converted into bearer shares before the end of a period of four years from the grant of the Stock Options (except, under certain conditions, in the event of death, redundancy, disability or retirement of the holder during such period).

In addition, pursuant to former Article 200 A 6, third paragraph of the FTC (applicable to Stock Options granted before September 28, 2012), holders of such Stock Options may benefit from a reduced tax rate upon the transfer of Alcatel Lucent Shares resulting from the exercise of the Stock Options if the Alcatel Lucent Shares are held for an additional holding period of two years after the end of the four-year period referred to above.

The exchange without cash consideration of shares in a tender offer implemented in accordance with the regulation in force does not preclude from the benefit of the above-mentioned provisions, as such operation has a tax-neutral nature, insofar the shares received in exchange are maintained in registered form (forme nominative).

Therefore, in accordance with former Article 163 bis C-I bis of the FTC, the exchange without cash consideration of Alcatel Lucent Shares for Nokia shares in the context of the Offer does not interrupt the vesting period of four years pursuant to former Article 163 bis C of the FTC, provided that the conditions set out in former Article 163 bis C, first paragraph of I of the FTC, referred to above, continue to apply to the Nokia shares received in exchange. The tax will be payable for the year during which the shares received in exchange are transferred.

Similarly, in accordance with former Article 200 A 6, fourth paragraph of the FTC, the exchange without cash consideration of Alcatel Lucent Shares for Nokia shares in the context of the Offer does not interrupt the holding period of two years pursuant to former Article 200 A 6, third paragraph, of the FTC, provided that the conditions referred to in this Article continue to apply to the Nokia shares received in exchange.

According to the administrative doctrine applicable to free shares plans, exchanges in which the beneficiaries of fractional shares receive a cash compensation cannot be characterized as exchanges without cash consideration (BOI-RSA-ES-20-20-10-20-20140812 Nos. 140, 150, 200 and 250). By analogy, exchanges without cash consideration with respect to the Alcatel Lucent Shares resulting from the exercise of Stock Options could be construed accordingly for the application of the paragraph 1 bis of former Article 163 bis C of the FTC. If the holders of Alcatel Lucent Shares resulting from the exercise of Stock Options tender into the Offer a number of Shares giving rise to fractional shares (i.e., a number of Shares which are not a multiple of 20 Alcatel Lucent Shares), they will benefit from the mechanism relating to the treatment of fractional Shares referred to in Section 2.2 of this offer document and the exchange in the context of the Offer could be considered as not constituting for them a tax-neutral transaction. The income described in paragraph 1 of this sub-section would become immediately taxable.

However, if the exchange in the context of the Offer was considered to be a tax-neutral transaction, the income described in paragraph 1 of this sub-section would be taxed upon disposal, transfer, conversion into bearer form or leasing of the Nokia Shares received in exchange of the Alcatel Lucent Shares being exchanged for the Nokia Shares being sold.

The applicable tax and social regime will depend on the satisfaction of the conditions set out in former Articles 163 bis C and 200 A 6 of the FTC described above at the date of such transfer.

Furthermore, the capital gain or, as the case may be, the capital loss which may possibly be realized upon the tender of Alcatel Lucent Shares into the Offer, which is equal to the difference between (i) the value of Nokia shares received in exchange and (ii) the first listed price for the Alcatel Lucent Shares on the day the Stock Option is exercised shall benefit from the roll-over regime (sursis d’imposition) provided for in Article 150-0 B of the FTC under the conditions set out in Section 2.23.1.1(a)(i) of this offer document, subject to specific provisions applicable to fractional Shares.

(2)	Stock Options granted from September 28, 2012

Pursuant to Article 80 bis of the FTC, the income corresponding to the difference between (i) the actual value of Alcatel Lucent Shares upon the exercise date of the Stock Option granted from September 28, 2012 in accordance with the provisions of Articles L.225-177 to L.225-186 of the French Commercial Code and (ii) the subscription or purchase price of the Share, is taxed as salary for the year of disposition, transfer, conversion in a bearer form or the leasing of the relevant securities.

However, Article 80 bis, second paragraph of II of the FTC provides that in a case of an exchange without cash consideration in the context of a tender offer implemented in accordance with regulations in force, the tax is payable for the year of disposition, transfer, conversion in a bearer form or the leasing of the shares received in exchange.

According to the administrative doctrine applicable to free shares plans, exchanges in which the beneficiaries of fractional shares receive a cash compensation cannot be characterized as exchanges without cash consideration (BOI-RSA-ES-20-20-10-20-20140812 Nos. 140, 150, 200 and 250). By analogy, exchanges without cash consideration with respect to the Alcatel Lucent Shares resulting from the exercise of Stock Options could be construed accordingly for the application of the paragraph 2 bis of Article 80 bis of the FTC. If the holders of Alcatel Lucent Shares resulting from the exercise of Stock Options tender into the Offer a number of Shares giving rise to fractional shares (i.e., a number of Shares which are not a multiple of 20 Alcatel Lucent Shares), they will benefit from the mechanism relating to the treatment of fractional Shares referred to in Section 2.2 of this offer document and the exchange in the context of the Offer could not be considered as constituting for them a tax-neutral transaction. The income described in paragraph 1 of this sub-section would become immediately taxable.

However, if the exchange in the context of the Offer was considered to be a tax-neutral transaction, the tax benefit described in paragraph 1 of this sub-section would be taxed upon disposal, transfer, conversion into bearer form or leasing of the Nokia Shares received in exchange of the Alcatel Lucent Shares being exchanged for the Nokia Shares being sold.

The potential capital gain realized upon the tender of Alcatel Lucent Shares in the Offer which is equal to the difference between (i) the value of Nokia shares received in exchange and (ii) the first listed price of the Alcatel Lucent Shares on the day of the exercise of the Stock Option, shall benefit from a roll-over regime (sursis d’imposition) provided for in Article 150-0 B of the FTC under the conditions set out in Section 2.23.1.1(a)(i) of this offer document, subject to specific provisions applicable to fractional Shares.

(iii)	Employees and corporate officers tax resident in France holding Shares received following the vesting of Performance Shares

(1)	Performance Shares granted before September 28, 2012

Pursuant to Article 80 quaterdecies, first paragraph of I of the FTC (in its version applicable to free shares granted before September 28, 2012), the holders of free shares which have been granted in accordance with the provisions of Articles L. 225-197-1 to L. 225-197-3 of the French Commercial Code may benefit from the preferential treatment, for income tax, social security contributions and social charges purposes, if the free shares thus received are not transferred for at least two years following their vesting.

In this context, Article 80 quaterdecies, second paragraph of I of the FTC (in its version applicable to free shares allocated before September 28, 2012), provides that the exchange without cash consideration of shares in the context of a tender offer implemented in accordance with regulations in force does not preclude from the benefit of the above-

mentioned provisions, as such operation has a tax-neutral nature, and the holding period still applicable is, as the case may be, transferred to the shares received in exchange, insofar the shares received in exchange are maintained in registered form (forme nominative).

Therefore, the exchange without cash consideration of Alcatel Lucent Shares for Nokia shares in the Offer does not interrupt the two-year vesting period set out above and the conditions referred to in Article 80 quaterdecies, I of the FTC (in its version applicable to free shares granted before September 28, 2012) above-mentioned continue to apply to Nokia shares received in exchange.

However, according the administrative approach (BOI-RSA-ES-20-20-20-20140812, No. 160 and BOI-RSA-ES-20-20-10-20-20140812, Nos. 140, 150, 200 et 250) the exchange in the context of the Offer shall not be considered as a tax-neutral transaction if the holders of Alcatel Lucent Shares, which have been granted within the framework of Performance Shares plans, receive cash payment as a compensation for fractional shares. As mentioned in Section 2.7 of this offer document, the holders of Alcatel Lucent Shares which are still subject to holding period will be excluded from the mechanism relating to the treatment of fractional Shares referred to in Section 2.2 of this offer document, and will therefore be able to tender into the Offer only multiple of 20 Alcatel Lucent Shares. As a consequence, the exchange of Performance Shares still subject to a holding period for Nokia Shares in the context of the Offer would constitute a tax-neutral transaction.

Furthermore, pursuant to Article 80 quaterdecies, I third paragraph of I of the FTC (applicable to free shares granted before September 28, 2012), the taxation of the capital gain of the free shares is due for the year during which the beneficiary transfer its shares. However, in case of an exchange without cash consideration resulting from an operation mentioned in the second paragraph above mentioned, the tax is payable for the year of transfer of the shares received in exchange. As the Alcatel Lucent Performance Shares still subject to a holding period are excluded from the mechanism relating to the treatment of fractional Shares referred to in Section 2.2 of this offer document, the capital gain of the Alcatel Lucent Performance Shares still subject to a holding period will be taxed later upon the sale, redemption, repayment or cancellation of Nokia shares received in exchange of the Alcatel Lucent Performance Shares and will keep the benefit of the flat-rate tax regime of Article 200 A 6 bis of the FTC (applicable to free shares granted before September 28, 2012).

However, the Alcatel Lucent Performance Shares which are not anymore subject to a holding period may benefit from the mechanism relating to the treatment of fractional Shares referred to in Section 2.2 of this offer document. Therefore, according to the administrative doctrine, if these beneficiaries tender into the Offer a number of Shares giving rise to fractional shares (i.e., a number of Shares which are not a multiple of 20 Alcatel Lucent Shares), the exchange in the context of the Offer will not constitute a tax-neutral transaction, and the capital gain would become immediately taxable. Inversely, if these beneficiaries tender into the Offer a number of Alcatel Lucent Shares which does not give rise to fractional shares (i.e., a number of Shares which are a multiple of 20 Alcatel Lucent Shares), the exchange in the context of the Offer will be considered as a tax-neutral transaction for them, and the capital gain would be taxable upon the sale, redemption, repayment or cancellation of the Nokia Shares received in exchange of the Alcatel Lucent Performance Shares. In that case, as well as in the other case, the capital gain will keep the benefit of the preferential treatment, for income tax, social security contributions and social charges purposes.

Furthermore, the potential capital gain realized upon the tender of Alcatel Lucent Performance Shares in the Offer which is equal to the difference between (i) the value of Nokia shares received in exchange and (ii) the first listed price of the Alcatel Lucent Shares upon the day of the vesting of the Performance Shares, shall benefit from a roll-over regime (sursis d’imposition) provided for in Article 150-0 B of the FTC under the conditions set out in Section 2.23.1.1(a)(i) of this offer document.

The shareholders who incur a capital loss during subsequent transfer of their Nokia shares are advised to contact their usual tax adviser to find out which tax regime applies to their particular case.

(2)	Performance Shares granted from September 28, 2012

Pursuant to the I of Article 80 quaterdecies, I of the FTC the income corresponding to the value on the vesting date, of the of Alcatel Lucent Performance Shares granted from September 28, 2012 in accordance with the provisions of Articles L.225-197-1 to L.225-197-3 of the French Commercial Code, is taxed as salary for the year of disposition, transfer, conversion in a bearer form or the leasing of the Shares.

However, Article 80 bis, III of the FTC provides that in a case of an exchange without cash consideration in the context of a tender offer implemented in accordance with regulations in force, the tax is payable for the year of disposition, transfer, conversion in a bearer form or the leasing of the relevant securities, such operation having a tax-neutral nature in the meaning of Article 80 quaterdecies of the FTC.

As indicated in paragraph (1) above, the holders of Alcatel Lucent Performance Shares still subject to a holding period being excluded from the mechanism relating to the treatment of fractional Shares referred to in Section 2.2 of this offer document, the exchange in the context of the Offer should constitute a tax-neutral transaction.

The acquisition gains of the Performance Shares shall be consequently taxable later upon sale, redemption, repayment or cancellation of the Nokia shares received in exchange of the Alcatel Lucent Performance Shares.

Furthermore, the potential capital gain realized upon the tender of Alcatel Lucent Performance Shares in the Offer which is equal to the difference between (i) the value of Nokia shares received in exchange and (ii) the first listed price of the Alcatel Lucent Shares on the day of the acquisition of Performance Shares shall benefit from a roll-over regime (sursis d’imposition) provided for in Article 150-0 B of the FTC under the conditions set out in Section 2.23.1.1(a)(i) of this offer document.

(iv)	Liquidity mechanism

The holders of Stock Options or Performance Shares should be aware that, if they subscribe to the liquidity agreement referred to in Section 2.11 of this offer document, they will not be able to benefit from the roll-over regime (sursis d’imposition) upon the exchange of Alcatel Lucent Shares resulting from the exercise of their Stock Options or Performance Shares for Nokia shares. Therefore, the acquisition gain and/or the relevant capital gains shall be taxed for the year of the exchange of the Alcatel Lucent Shares for Nokia shares as a result of the liquidity agreement.

In addition, holders of Stock Options or Performance Shares who entered into such liquidity agreement would be subject to a Finnish transfer tax of 1.6% of the value of the Nokia treasury shares if they receive Nokia treasury shares in exchange for their Alcatel Lucent Shares.

(b)	Legal entities which are tax residents in France and subject to corporate income tax

Article 38-7 of the FTC provides for a roll-over regime (sursis d’imposition) of profits and losses arising in the context of public exchange offer transactions. Therefore, in accordance with the provisions of Article 38-7 of the FTC, the profit or loss arising upon the exchange of Alcatel Lucent Shares for Nokia shares in the context of the Offer is included in the taxable base of the year of the transfer of the Nokia shares received in exchange.

The profit or loss arising upon the subsequent transfer of Nokia shares received in exchange will be determined in relation to the tax value of the Alcatel Lucent Shares in the accounts of the legal entity concerned. For the application, if applicable, of the long term capital gains regime, the holding period for Nokia shares will be assessed from the date of acquisition of the Alcatel Lucent Shares delivered in exchange.

Administrative guidelines seem to indicate that, when the holder receives a cash payment as a compensation for fractional shares, the exchange constitutes, for the Shares amount corresponding to the transferred rights, a sale transaction taxable under the terms of ordinary French law or, as the case may be, of the long-term capital gains regime.

Compliance with the terms of Article 38-7 is mandatory.

Under the provisions of Article 54 septies of the FTC, legal entities benefiting from the roll-over regime (sursis d’imposition) provided for in Article 38-7 of the FTC are subject to specific reporting obligations.

(c)	Non-residents of France

Subject to the tax provisions of Article 244 bis B of the FTC regarding significant transfers of shares, as well as any provisions of the potentially applicable tax treaties in force to which France is a party, capital gains realized on Alcatel Lucent Shares in the context of the Offer by persons who are not French tax residents within the meaning of Article 4 B of the FTC or whose registered office is not located in France may be considered as income originating in France. Such income is however in principle not taxable in France (Article 244 bis C of the FTC), except for capital gains realized by natural and legal persons domiciled, resident, established or incorporated in a non-cooperative State or territory (“NCST”) within the meaning of Article 238-0 A of the FTC. The list of NCST is published by ministerial decree and is updated annually.

Furthermore, subject to potentially applicable provisions of the tax treaties in force to which France is a party, pursuant to the provision of Article 182 A ter of the FTC, employees and executive officers (mandataires sociaux) who are not tax residents in France and hold Shares resulting from the exercise of Stock Options granted in consideration for the performance of an activity in France, are likely to be subject to a withholding tax in France on the benefit corresponding to the difference between (i) the actual value of the Alcatel Lucent Share upon the exercise date of the Stock Option according to the provisions of Articles L. 225-177 to L. 225-186 of the French Commercial Code and (ii) the subscription or acquisition price of this Share, upon the realization of the triggering events described in Paragraph (a)(ii) above.

The same applies to the employees and executive officers (mandataires sociaux) who are not tax residents in France and hold Shares resulting from the vesting of Performance Shares plans granted in consideration for the performance of an activity in France, who are likely to be subject to a withholding tax in France on the acquisition gain of the Performance Shares, upon the realization of the triggering events described in Paragraph (a)(iii) above.

The non-tax resident shareholders concerned should seek advice as to the taxation which applies to their particular situation in France or outside France from their usual tax adviser.

(d)	Other holders of Shares

The holders of Alcatel Lucent Shares subject to a tax regime other than those referred to above and who participate in the Offer, in particular taxpayers whose transactions on securities exceed simple portfolio management or who have recorded their shares as assets in their commercial balance sheet, are invited to examine their particular tax situation with their usual tax adviser.

2.23.1.2	The Offer relating to OCEANEs

(a)	Individuals who are French tax residents acting in connection with the management of their private assets outside the framework of a plan d’épargne en actions and do not trade on a regular basis

In accordance with Article 150-0 B of the FTC, the capital gain or capital loss arising upon the exchange of Alcatel Lucent OCEANEs for Nokia shares in the context of the Offer is subject to a roll-over regime (sursis d’imposition) and is not included in the taxable base, for income tax, social security contributions and social charges purposes, of the year of the exchange, as the exchange of securities resulting from a tender offer made in accordance with regulations in force present a tax-neutral nature.

The result is, in particular, that:

•	the exchange transaction does not have to be declared by the taxpayer on his income tax return; and

•	any capital losses arising upon the exchange cannot be recorded for the year of the exchange and, therefore, may not be deducted from capital gain realized during the year of the exchange or the ten (10) following years.

The roll-over (sursis d’imposition) ends, in particular, upon the sale, redemption, repayment or cancellation of the Nokia shares received in exchange. The net gain realized upon the event ending the roll-over will be computed on the basis of the cost price for tax purposes of the Alcatel Lucent OCEANES tendered to the Offer and according to the conditions of taxation applicable on the day of said event. For the purpose of determining applicable tax reliefs, as the case may be, the holding period will be computed taking into account as starting point the date of the acquisition of the Alcatel Lucent OCEANEs exchanged for the Nokia shares being sold.

When the holder receives a cash payment in compensation for fractional shares, the exchange transaction constitutes, for the OCEANEs amount corresponding to the transferred rights, a sale transaction taxable under the terms of ordinary French law (BOI-RPPM-PVBMI-30-10-20-20150702, No. 310).

(b)	Legal entities which are tax residents of France and subject to corporate income tax

Article 38-7 of the FTC provides for a roll-over regime (sursis d’imposition) of profit and loss arising upon the exchange of bonds in counterpart of shares. Therefore, the profit or loss arising upon the exchange of Alcatel Lucent OCEANEs for Nokia shares in the Offer should be included in the taxable base of the year during which the Nokia shares received in exchange are transferred. Tax authorities have however not confirmed that the roll-over regime not only applies to exchange transactions of bonds exchangeable into shares but also to exchanges of bonds into shares in the context of a public tender offer.

If that is the case, the profit or loss arising upon the subsequent transfer of Nokia shares received in exchange will be determined in relation to the tax value of the Alcatel Lucent OCEANEs in the accounts of the legal entity concerned. For long-term capital gains regime, if applicable, the holding period for Nokia shares will be assessed from the date of the exchange of Alcatel Lucent OCEANEs.

Administrative guidelines seem to indicate that when the holder benefits from a cash payment as a compensation for fractional shares, the exchange transaction constitute, for the OCEANEs corresponding to the rights being sold, a sale transaction taxable according to the ordinary regime.

Compliance with the terms of Article 38-7 is mandatory.

Under the provisions of Article 54 septies of the FTC, legal entities benefiting from the roll-over regime (sursis d’imposition) provided for in Article 38-7 of the FTC are subject to specific declarative obligations.

The holders of Alcatel Lucent OCEANEs that are legal persons residing in France are invited to examine their particular tax situation in the context of the Offer with their usual tax adviser.

(c)	Non-residents of France

Capital gains realized on Alcatel Lucent OCEANEs in the Offer by persons who are not French tax residents within the meaning of Article 4 B of the FTC or whose registered office is located outside of France should not be taxable in France, subject to contrary provisions of the applicable tax treaties, unless they are attributable to a permanent establishment or a fixed place of business subject to taxation in France.

The holders of Alcatel Lucent OCEANEs who are not French tax residents should seek advice as to the taxation which applies to their particular situation in France from their usual tax adviser, in particular, in order to take into consideration the provisions of the applicable tax treaty and the tax regime in force in their country of residence.

(d)	Other OCEANE holders

The holders of Alcatel Lucent OCEANEs subject to a tax regime other than those referred to above and who participate in the Offer, in particular taxpayers whose transactions on securities exceed simple portfolio management or who have recorded their OCEANEs as assets in their commercial balance sheet, are invited to examine their particular tax situation with their usual tax adviser.

2.23.1.3	Tax on financial transactions and tax transfer

Insofar as the registered office of Nokia is not located in France, Nokia shares received in exchange of Alcatel Lucent’s Securities will not be subject to the tax on financial transactions referred to in Article 235 ter ZD of the FTC (BOI-TCA-FIN-10-10-20141226, No. 90).

In addition, a transfer tax of 1.6% is generally applicable to transfers of shares issued by an entity organized in Finland (and certain other Finnish securities), subject to several exceptions. For example, Finnish transfer tax is generally not applicable to transfers where both parties are non-residents or to the issuance / subscription of new shares. The exchange of Alcatel Lucent Securities for Nokia securities is not subject to Finnish transfer tax, as the Nokia shares issued as consideration will be newly issued Nokia shares.

2.23.2	Tax regime of Nokia shares received in exchange in the Offer

As French and Finnish legislations currently stand, the withholding tax regime applicable to Nokia shares received in exchange within the framework of the Offer is set out below. In particular, the treaty for the avoidance of double taxation and the prevention of tax evasion with respect to taxes on income and capital concluded on September 11, 1970 between France and Finland (the “Treaty”) is to be taken into account.

The holders of Company Securities should be aware that the present information is a summary of the withholding tax regime in force for general information purposes and is not intended to constitute a complete analysis of all the tax effects which may apply to a holder of Securities. The holders of Company Securities are advised to consult their usual tax adviser in order to examine their particular situation.

Persons who do not have their tax residence in France must also comply with the legislation in force in their State of residence, subject, if applicable, to the provisions of any international tax treaties for the avoidance of double taxation to which Finland and that State are parties.

(a)	Individuals who are French tax residents acting in connection with the management of their private assets outside the framework of a PEA and do not trade on a usual basis

(i)	Dividends

Pursuant to Article 10 of the Treaty, the dividends paid by a company which is a Finnish tax resident, such as Nokia, to a shareholder who is a French tax resident, are taxable in France.

Subject to a limited number of exceptions, the gross amounts of the distributed income are subject to a withholding tax of 21% by application of Article 117 quarter of the FTC that is creditable against the final income tax liability of the year during which the dividend was received, the excess, if any, being refunded to the taxpayer.

Such tax is (i) withheld at the source when the taxable company is located in a State which is a member of the European Union or which is a party to the agreement on the European Economic Area and has concluded a treaty on administrative assistance to prevent fraud or tax evasion, in the latter case, subject to the taxpayer’s relevant instructions to the paying establishment or (ii) paid by the taxpayer.

In addition, dividends paid by Nokia are subject to the following social contributions up to 15.5% withheld in the same manner as the non-definitive tax of 21% referred to above.

(ii)	Capital gains

Pursuant to the provisions of Article 13 of the Treaty, the capital gains derived from the transfer of Nokia shares received in exchange of Alcatel Lucent Shares or OCEANEs by individuals residing in France are taxable in France, subject to the capital gains not being attributable to a permanent establishment or a fixed place of business in Finland.

(b)	Legal entities which are French tax residents and subject to corporate income tax

(i)	Dividends

Pursuant to Article 10 of the Treaty, dividends paid by a company which is a Finnish tax resident, such as Nokia to a shareholder who is a French tax resident, are taxable in France.

(ii)	Capital gains

Pursuant to the provisions of Article 13 of the Treaty, the capital gains derived from the transfer of Nokia shares received in exchange of Alcatel Lucent Shares or OCEANEs by legal entities tax resident in France are taxable in France, subject to the capital gains not being attributable to a permanent establishment or a fixed place of business in Finland.

(c)	Other situations

The holders of Nokia shares subject to a tax regime other than those referred to above must contact their usual tax adviser to find out which tax regime applies to their particular case.

3.	VALUATION CRITERIA FOR THE EXCHANGE RATIO

The Exchange Offer initiated by Nokia relates to Alcatel Lucent Shares and OCEANEs in the context of a proposed combination aimed at creating a global innovation leader in telecommunication networks equipment and services.

The exchange ratio (the “Exchange Ratio”) proposed by the offeror (the “Offeror”) 0.5500 Nokia share (ex-dividend 2014) for 1 Alcatel Lucent share(ex-dividend 2014), implying EUR 3.95 per Alcatel Lucent share on the basis of Nokia’s share price as of April 9, 2015 (EUR 7.18 per share). In addition, the present Offer encompasses an equivalent offer for each outstanding class of Alcatel Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020.

The elements provided to assess the Exchange Ratio have been prepared by Société Générale, the presenting bank of the Offer on behalf of the Offeror. This analysis has been established on the basis of a multi-criteria analysis according to the commonly used valuation methodologies taking into account the specificities of Nokia and Alcatel Lucent, their size and their activity.

The analysis presented below has been prepared on the basis of the financial information published by the two companies or available through public sources. This information has not been subject to any independent verification by the presenting bank. Financial statements for the year 2014 disclosed by Nokia and Alcatel Lucent, on January 29, 2015 and February 6, 2015 respectively, have been used. Q1, Q2 and Q3 results published respectively on April 30, 2015, July 30, 2015 and October 29, 2015 for Nokia and on May 7, 2015, July 30, 2015, and October 29, 2015 for Alcatel Lucent have not been retained, considering the reference date used for this valuation exercise is April 9, 2015:

•	April 9, 2015 is the day prior to first rumors appearing in the press and affecting both stock prices;

•	4 days before rumors confirmed (April 14, 2015) by a joint press release which affected significantly both stock prices; and

•	6 days before the joint announcement of the proposed transaction, together with its terms, including in particular the Exchange Ratio.

3.1	FINANCIALS / PRELIMINARY DATA

3.1.1	Financials

Given the confidentiality of both companies’ business plans, the analysis relies on 2014 audited financial statements as well as on equity analysts’ consensus estimates for each company.

2014 financial statements for Nokia and Alcatel Lucent have been published on January 29, 2015 and February 6, 2015 respectively. Consensus forecasts are based on analysts’ reports published post the publication of fiscal year 2014 results for both companies, but prior to the retained reference date.

The analysis presented is based on standalone perimeters for both companies, i.e. excluding any impact resulting from the proposed transaction. In this respect, the financial impact of subsequent disposals or of potential synergies related to the combination has not been taken into account. In addition, these potential synergies would result from the combination of both businesses with no possible allocation ex-ante between each group and they would materialize post-closing and only if the transaction is successful.

Analyst consensus used for Nokia

Nokia - in EURm, FY end 31-Dec	Sales		EBIT
	15E	16E	15E	16E
Metrics	13 508	14 013	1 741	1 923
Growth / Margin	6.1%	3.7%	12.9%	13.7%

Analyst consensus used for Alcatel Lucent

Alcatel Lucent - in EURm, FY end 31-Dec	Sales		EBIT
	15E	16E	15E	16E
Metrics	13 833	14 268	1 042	1 228
Growth / Margin	5.0%	3.2%	7.5%	8.6%

Sources: Analysts’ reports

EBIT adjusted for restructuring and other non-recurring items and goodwill amortization

3.1.2	Enterprise value to equity value bridge

Adjustments from enterprise value to equity value retained are based on the latest published financial statements as of December 31, 2014 available for both groups at the reference date.

In addition to gross financial debt (retained at book value) adjusted for cash and cash equivalents (net financial debt), Société Générale took into account the following non-operating balance sheet items in the bridge from EV to EqV retained at book value: minority interests, post-tax pension provisions, associates and other financial assets and specific provisions (mainly for obligations associated with retirement of fixed assets and other environmental liabilities). Note that provisions for pension obligations are adjusted by the savings related to the tax deductibility of P&L expenses related to pension liabilities.

Tax losses carry forward reserves for Alcatel Lucent and Nokia are directly reflected in our financial forecasts for both companies through an adjustment of the effective tax rate. For information purposes only, the potential tax savings related to these tax losses amount to, respectively, EUR 11.5 billion (tax credit) for Alcatel Lucent, of which EUR 1.15 billion is recognized in Alcatel Lucent’s balance sheet (mainly related to operations in France and in the United States) and EUR 3.2 billion for Nokia, of which EUR 0.83 billion is recognized in Nokia’s balance sheet.

The payment of a dividend in respect of financial year 2014 has not been included in the following calculation for Nokia since payment of a dividend had not been approved by Nokia Annual General Meeting (held on 5 May 2015) at the reference date of 9 April 2015. No dividend has been paid by Alcatel Lucent in respect of financial year 2014.

Nokia

EURm
Adjusted net financial debt / (cash)	(6 487)
Minority interests	58
Post-tax pension provisions	380
Associates and other financial assets	(51)
Other adjustments (provisions)	559

Adjusted Net Debt / (Cash)	(5 540)

Source: Company filings

Notes: Adjusted net financial debt as of December 31, 2014 excludes 2017 Convertible Bond assumed converted as the instrument is “in-the-money” (underlying shares included in the fully diluted number of shares)

Net financial debt also excludes derivatives instruments assets and liabilities but includes non-current available for sale financials assets, long-term loans receivables and other current financial assets

Net financial debt adjusted for cash outflows related to share buybacks realized during Q1 2015 for a total consideration of EUR 173 million

Pension provisions are accounted post-tax (based on normative tax rate as defined in 3.2.4. section)

Associates and other financial assets and minority interests are retained at book value

Alcatel Lucent

EURm
Adjusted net financial debt / (cash)	(1 217)
Minority interests	833
Post-tax pension provisions	959
Associates and other financial assets	(51)
Other adjustments (provisions)	561

Adjusted Net Debt / (Cash)	1 085

Source: Company filings

Notes: Adjusted net financial debt as of December 31, 2014 excludes Alcatel Lucent 2018 OCEANE assumed converted as the instrument is “in-the-money” (underlying shares included in the fully diluted number of shares)

Net financial debt also excludes derivatives instruments assets and liabilities but includes other non-current financial assets

Pension provisions are accounted post tax (based on normative tax rate as defined in section 3.2.4.)

Associates and other financial assets and minority interests are retained at book value

3.1.3	Numbers of shares retained

3.1.3.1	Methodology

The number of shares used for Nokia (respectively Alcatel Lucent) corresponds to the total number of shares issued, as communicated by Nokia (respectively Alcatel Lucent), adjusted for treasury shares, for the conversion of the Nokia 2017 in-the-money Convertible Bond, (respectively for the conversion of the Alcatel Lucent 2018 in-the-money OCEANE) whose conversion price was EUR 1.80 vs. share price of EUR 3.65 as of April 9, 2015) and for all in-the-money share subscription options using the “treasury stock method” on the basis of the respective Nokia and Alcatel Lucent share prices at the reference date. The numbers of shares retained are based on the latest financial statements published by both companies.

3.1.3.2	Numbers of Nokia and Alcatel Lucent shares retained

As of December 31, 2014
	Nokia	Alcatel Lucent
Total number of shares issued	3 745 044 246	2 820 432 270
Treasury shares	(96 900 800)	(40 120 327)
Impact of dilutive instruments (1)	325 896 038	433 755 081
Shares repurchased (Q1 2015)	(24 516 089)	—

Number of shares retained	3 949 523 395	3 214 067 024

(1)	shares to be issued by the exercise of share subscription options or convertible bonds on the basis of the reference price as of April 9, 2015

3.2	METHODOLOGIES SELECTED FOR THE APPRAISAL OF THE EXCHANGE RATIO

The Exchange Ratio was appraised through a multi-criteria analysis based on the following valuation methods:

•	Analysis of historical share prices;

•	Analysis of analysts target prices;

•	Analysis of trading comparables;

•	Analysis of discounted cash flows;

The selected methodologies were applied as of April 9, 2015, last unaffected closing share price prior to the Offer date.

3.2.1	Analysis of historical share prices

Nokia shares are listed on the NASDAQ OMX (code ISIN: FI0009000681). Nokia shares are also traded on the NYSE through American Depositary Shares (ADS).

Alcatel Lucent shares are listed on Euronext Paris (code ISIN: FR0000130007). Alcatel Lucent shares are also traded on the NYSE through American Depositary Shares (ADS).

These stocks are included in the main indices of their respective stock markets (OMX Helsinki 25 for Nokia and CAC40 for Alcatel Lucent). They are covered by a large number of equity research analysts and are traded in significant volumes. Over a 12 months period prior to April 9, 2015, the total volume of Nokia shares traded on OMX represented 114.7% of Nokia share capital and 117.8% of its free float (which accounted for 97.4% of the share capital); the total volume of Alcatel Lucent shares traded on Euronext Paris represented 152.3% of Alcatel Lucent share capital and 154.5% of its free float (which accounted for 98.6% of the share capital).

As of April 9, 2015, market capitalisations of Nokia and Alcatel Lucent were EUR 28.5 billion and EUR 11.7 billion respectively.

In addition, since April 14, 2015 announcement, the exchange ratio implied by spot share prices has stabilized very close to the Exchange Ratio.

The following table presents premia based on the Exchange Ratio:

As of April 9, 2015 (last unaffected closing pre offer date)	Nokia Share price (EUR)	Alcatel Lucent Share price (EUR)	Resulting exchange ratio	Resulting Premium / (Discount)
Spot price as of April 9, 2015	7.18	3.65	0.5084	8.2%
Volume-weighted average price over 1 month	7.20	3.57	0.4964	10.8%
Volume-weighted average price over 3 month	6.99	3.30	0.4727	16.4%
Volume-weighted average price over 6 month	6.70	2.83	0.4226	30.1%
Volume-weighted average price over 12 months	6.36	2.76	0.4342	26.7%
Low (12 Months - EUR)	5.14	1.88	0.3654	50.5%
High (12 Months - EUR)	7.35	3.72	0.5054	8.8%

Source: Datastream

Note: Historical averages are based on calendar days

Spot exchange ratio over the last 12 months preceding the announcement of the transaction:

Note: Average exchange ratios based on volume-weighted average prices

Following the announcement of the transaction on April 9, 2015, the implied exchange ratio remained within a 0.5150 to 0.5450 range.

3.2.2	Analysis of analysts target prices

Nokia and Alcatel Lucent are covered by a large number of equity research analysts. Nokia and Alcatel Lucent are followed by 31 and 22 equity research analysts respectively, 18 of which are covering both companies.

Research analysts periodically publish recommendations and indicative valuations for both companies. The present analysis only considers equity research analysts providing target prices for both companies in order to ensure consistency of the approach for both companies.

The table below presents the target prices as of April 9, 2015, published by the research analysts common to both companies after release of the 2014 financial results (respectively January 29, 2015 and February 6, 2015 for Nokia and Alcatel Lucent):

		Nokia		Alcatel Lucent		Exchange		Premium /
Analysts	Retained	Date	EUR	Date	EUR	ratio		(Discount)
Bernstein	✓	25-Mar-15	4.9	25-Mar-15	3.7	0.7551		(27.2%)
JPMorgan	✓	24-Mar-15	9.0	25-Feb-15	4.0	0.4444		23.8%
Natixis	✓	20-Mar-15	6.0	20-Mar-15	3.9	0.6500		(15.4%)
Goldman Sachs	✓	20-Mar-15	8.8	20-Mar-15	4.6	0.5227		5.2%
Berenberg	✓	12-Mar-15	8.4	12-Mar-15	2.5	0.2976		84.8%
Oddo & Cie	✓	09-Mar-15	5.5	23-Mar-15	4.5	0.8182		(32.8%)
Societe Generale	✓	06-Mar-15	8.0	06-Mar-15	3.3	0.4125		33.3%
Nomura	✓	04-Mar-15	7.0	04-Mar-15	4.0	0.5714		(3.7%)
Jefferies	✓	02-Mar-15	7.5	09-Feb-15	3.0	0.4005		37.3%
Exane BNP Paribas	✓	19-Feb-15	6.9	03-Mar-15	3.1	0.4493		22.4%
Kepler Cheuvreux	✓	05-Feb-15	6.0	31-Mar-15	4.3	0.7167		(23.3%)
Morgan Stanley	✓	04-Feb-15	6.3	18-Feb-15	4.1	0.6508		(15.5%)
Barclays	✓	30-Jan-15	6.7	29-Mar-15	4.3	0.6343		(13.3%)
Credit Suisse	✓	30-Jan-15	8.0	09-Feb-15	4.0	0.5000		10.0%
Grupo Santander	✓	29-Jan-15	6.2	06-Feb-15	3.5	0.5645		(2.6%)

Average target prices retained			7.0		3.8	0.5395	(1)	1.9%

Source: Bloomberg

(1)	Implied exchange ratio based on average target prices for both companies

The Exchange Ratio represents a 1.9% premium on the exchange ratio implied by this approach.

For information purpose only, based on the average of all analysts’ target prices published following the publication of 2014 annual results by both companies, the Exchange Ratio represents a 0.5% premium on the exchange ratio implied by this approach.

3.2.3	Analysis of trading comparables

This approach consists in applying to Nokia’s and Alcatel Lucent’s metrics, the multiples observed for peers comparable to Nokia and to Alcatel Lucent in terms of their business activity, markets and overall size.

This methodology has been selected given the existence of a sufficient number of comparable peers, even though there are some differences in terms of business model, positioning and size. In order to reflect the differences between Nokia and Alcatel Lucent operating models and positioning Société Générale selected differentiated comparable samples for Nokia and Alcatel Lucent.

3.2.3.1	Nokia valuation

The sum-of-the-parts valuation has been retained for Nokia to reflect differences in terms of profitability, potential growth and long-term margins stability for “Nokia Networks”, “Nokia HERE” and “Nokia Technologies” as no company directly comparable and with similar operating model has been identified. Then specific samples have been retained for all three business segments of Nokia:

Retained sample for “Nokia Networks”:

•	Alcatel Lucent;

•	Cisco: US-based designer, manufacturer, and seller of Internet Protocol (IP) based networking products and services related to the communications and information technology (IT) industry. The company generated 2014 revenues of USD 47.1 billion and 31.8% EBITDA margin. Majority of 2014 revenues are in the Americas 58.9%; EMEA 25.5%; and APJC 15.6%;

•	Ericsson: Sweden-based world leader in communications technology and services, supporting over 500 operator customers globally. The company generated 2014 revenues of SEK 228 billion and 11.8% EBITDA margin. Majority of 2014 revenues are in Americas 33.8%; Europe (ex. Nordics) 18.7%; North East Asia 12.1%; Middle East 9.3%; Nordics and Central Asia 5.4%; and Rest of the World 20.6%;

•	ZTE: China-based provider of telecommunications equipment and systems with operations in 160 countries. The company generated 2014 revenues of CNY 8.5 billion and 7.4% EBITDA margin. Majority of 2014 revenues are in China 49.8%; Asia (ex. China) 14.9%; Africa 7.6%; and Rest of the World 27.7%;

Retained sample for “HERE”:

•	Garmin: US-based designer, developer and manufacturer of consumer, aviation, outdoor, sports, and marine technologies for the Global Positioning System (GPS). The company generated 2014 revenues of USD 2.9 billion and 26.8% EBITDA margin. Majority of 2014 revenues are in Americas 53.6%; EMEA 36.7% and APAC 9.7%;

•	TomTom: Netherlands-based designer, developer and manufacturer of navigation and mapping products, as well as GPS sport wearables, fleet management systems and location-based products. The company generated 2014 revenues of EUR 1.0 billion and 14.3% EBITDA margin. Majority of 2014 revenues are in Europe 75.6%; North America 17.2%; rest of the world 7.2%;

Retained sample for “Technologies”:

•	Dolby Laboratories: US-based company specializing in audio noise reduction and audio encoding / compression. The company’s business segments include Consumer Electronics, Personal Computers (OEMS, Windows and DVD for PCs), Broadcast (TVs and STB) and Mobile (smartphones, tablets etc). The company generated 2014[1] revenues of USD 1.0 billion and EBITDA 34.1% EBITDA margin. Majority of 2014 revenues are in the US 32.9%; South Korea 20.1%; Japan 13%; China 12%; Europe 12% and rest of the world 10%;

•	InterDigital: US-based designer and developer of advanced technologies that enable and enhance wireless communications and capabilities (including 2G, 3G, 4G and IEEE 802-related products and networks). The company generated 2014 revenues of USD 0.4 billion with 50.7% EBITDA margin. Majority of 2014 revenues are in South Korea 34.7%; Taiwan 27.9%; North America 16.5%, Japan 12.6%; Europe 8.1% and China 0.2%;

•	Qualcomm: US-based developer and manufacturer of integrated circuits and system software based on CDMA, OFDMA and other technologies for use in voice and data communications, networking, application processing, multimedia and global positioning system products. The company generated 2014[2] revenues of USD 26.5 billion and 38.1% EBITDA margin. Majority of 2014 revenues are in China (including Hong Kong) 49.8%; South Korea 23.3%; Taiwan 10.9%; US 1.4% and rest of the world 14.6%;

•	Rambus: US-based technology licensing company developing memory systems for next generation smartphones and tablets, as well as security solutions for cloud

[1]	Financial year ended September 26, 2014
[2]	Financial year ended September 28, 2014

computing and mobile devices. The company generated 2014 revenues of USD 0.3 billion and 37.8% EBITDA margin. Majority of 2014 revenues are in the US 36.8%; South Korea 36.2%; Japan 10.3%; Europe 7.2%; Canada 2.4%; and other Asia 7.1%;

•	Tessera: US-based technology and IP licensing company in the segments of mobile computing and communications, memory and data storage, integrated circuits technologies, semiconductor packaging and interconnect solutions, as well as solutions for mobile and computational imaging. The company generated 2014 revenues of USD 0.3 billion and 67.1% EBITDA margin. Majority of 2014 revenues are in Taiwan 35.9%; Korea 35.2%; the US 14.1%, other Asia 10.4%, Japan 3.6% and rest of the world 0.8%;

Summary of comparable companies for each Nokia segment (as of April 9, 2015):

EBIT multiple
Networks	2015E	2016E
Alcatel Lucent	12.3x	10.4x
Cisco	7.4x	7.0x
Ericsson	13.0x	11.4x
ZTE	14.2x	11.7x

Average multiple Networks	11.7x	10.1x

EBIT multiple
Technologies	2015E	2016E
Dolby	13.7x	12.6x
InterDigital	10.0x	11.3x
Qualcomm	10.5x	10.1x
Rambus	16.3x	13.9x
Tessera	9.5x	10.7x

Average multiple Technologies	12.0x	11.7x

EBIT multiple
HERE	2015E	2016E
TomTom	27.9x	20.3x
Garmin	10.9x	10.4x

Average multiple HERE business	19.4x	15.4x

3.2.3.2	Alcatel Lucent valuation

A consolidated approach has been retained for Alcatel Lucent as the company is almost exclusively active in telecom equipment sector. The sample of selected companies includes generalists and specialized players in the telecom equipment sector (Cisco Systems, Ericsson, Nokia, Juniper, Ciena and ZTE) to reflect both the size and diversification of Alcatel Lucent’s products.

The sample of comparable companies for Alcatel Lucent includes the following companies:

•	Ciena: US-based network specialist focused on communication networking solutions that enable converged, next-generation architectures to create and deliver high-bandwidth services to business and consumer end users. The company generated 2014 revenues of USD 2.3 billion and 11.5% EBITDA margin. Majority of 2014 revenues are in the US 57.6% with the remainder attributed to International operations at 42.4%;

•	Cisco: Please see above for the description;

•	Ericsson: Please see above for the description;

•	Juniper: US-based provider of products and services for high-performance networks, with distribution in more than 100 countries. The company generated 2014 revenues of USD 4.6 billion and 24.0% EBITDA margin. Majority of 2014 revenues are in the Americas 56.8%; EMEA 27.3%; and APAC 15.9%;

•	Nokia;

•	ZTE: Please see above for the description

Summary of comparable companies for Alcatel Lucent (as of April 9, 2015):

EBIT multiple
Alcatel Lucent	2015E	2016E
Nokia	13.1x	11.8x
Cisco	7.4x	7.0x
Ericsson	13.0x	11.4x
ZTE	14.2x	11.7x
Juniper	9.7x	8.9x
Ciena	12.8x	10.0x

Average multiple Telecom Equipment	11.7x	10.1x

3.2.3.3	Computation of implied exchange ratio

Société Générale has retained the commonly used industry metric of Earnings Before Interest and Tax (“EBIT”) to support its indicative valuation (in line with Company reporting and analyst valuation methodologies) given the low capital intensity of the sector, the differences in accounting treatment for R&D costs and the consideration of restructuring costs for comparable companies. Société Générale has applied to each Nokia activity (Nokia Networks, HERE, and Nokia Technologies) and Alcatel Lucent EBIT forecasts the multiples of the peers related to the same period. For this analysis the multiples for 2015 and 2016 have been applied.

Société Générale has adjusted the EBIT for both Nokia and Alcatel Lucent by removing exceptional and restructuring related charges to obtain a proportional and comparable ongoing operational EBIT for both businesses. Enterprise value to equity value bridges have been adjusted accordingly.

Enterprise Values derived from this methodology are presented in the table below:

	2015E	2016E

Nokia Networks - EBIT Multiple	11.7x	10.1x
HERE - EBIT Multiple	19.4x	15.4x
Nokia Technologies - EBIT Multiple	12.0x	11.7x
Nokia - Implied share price	EUR 7.3	EUR 7.2

Alcatel Lucent - EBIT Multiple	11.7x	10.1x
Alcatel Lucent (Implied share price)	EUR 3.5	EUR 3.5

Implied exchange ratio	0.4725	0.4900

Premium / (discount) implied by the Exchange Ratio	16.4%	12.2%

Exchange Ratios represent 16.4% and 12.2% premia to exchange ratios implied by this approach for 2015 and 2016 EBIT respectively (0.4725 and 0.4900 implied exchange ratios respectively).

The application of the multiples based on earnings per share (“Price Earnings Ratio”) has been excluded since the net earnings are impacted by the differences between the amortization policies, capital structures and corporate tax rates between Nokia and Alcatel Lucent. Furthermore, the net earnings include the contribution from companies accounted under the equity method, which again present different profiles for Nokia and for Alcatel Lucent. Finally, the net earnings include non-recurring items, such as the impacts of divestments and restructuring costs.

3.2.4	Discounted cash flow approach

This approach consists in discounting future free cash flows generated by each company, taking into account their medium to long term performance. This methodology implies modelling and discounting all future cash flows available to the shareholders and debt holders of each company.

The discounted cash flow analysis has been undertaken by the presenting bank based on Nokia’s and Alcatel Lucent’s consensus forecasts:

•	Modelling of the future cash flows available before financial expenses:

•	2015 and 2016 estimates for revenues, EBIT (adjusted for non-recurring items and goodwill amortization), capex and depreciations are based on analysts’ estimates as described above;

•	Estimates for the 2017-2020 period are derived from a linear extrapolation of 2016 projections towards normative year parameters as defined below;

•	Aggregates in normative year (2020) are based on analyst consensus estimates;

•	Estimated effective tax rates retained for Nokia and Alcatel Lucent for the period are 24% and 12% respectively. Tax rates are based on revenues breakdown by geography and reflect potential activation of tax savings for Alcatel Lucent (in France and in the United States);

•	Estimates for the change in net working capital are based on Alcatel Lucent and Nokia reported trade working capital over the past three years;

•	These cash flows are discounted at the weighted average cost of capital (also called WACC thereafter) and adopting the mid-year cash flow discounting convention;

•	Deduction of the adjusted net debt (see Section 3.1.2 of this offer document) as of January 1, 2015;

The terminal value is based on normative cash flows estimated as follows:

•	Perpetual growth rate of 2.8% for Nokia and 2.0% for Alcatel Lucent based on brokers long-term estimates. Higher PGR for Nokia reflects exposure to wireless business growing more strongly than fixed-line infrastructure;

•	Normative adjusted EBIT margins based on the analysts long term assumptions: 11.3% for Nokia and 8.0% for Alcatel Lucent;

•	Normative tax rate of 24% and 29% for Nokia and Alcatel Lucent respectively based on revenue breakdown by geography (for Alcatel Lucent tax rate has been adjusted assuming zero taxation in France to reflect the significant tax losses carry forward levels);

•	Long term capital expenditures representing 1.7% of sales for Nokia and 3.7% for Alcatel Lucent in line with the long-term consensus forecasts. Difference in normative year reflects capitalization of research and development expenses at Alcatel Lucent;

•	Change in net working capital is assumed constant for both companies and is in line with the reported trade working capital (excluding exceptional items) over the past 3 years; and

•	Depreciation and amortization in line with sustaining capital expenditure in normative year respectively 1.7% of sales for Nokia and 3.7% for Alcatel Lucent.

The cash flows have been discounted as of January 1, 2015, using a WACC of 8.6% for Nokia and 9.4% for Alcatel Lucent. These figures result from the average between the median WACC used by equity research analysts (respectively 8.8% and 9.9% for Nokia and Alcatel Lucent) and the result of an usual WACC computation for both companies as described below:

•	The retained net debt-to-equity ratio (Net Financial Debt / Total Equity) has been set at zero for both companies and reflects the net cash position reported by Nokia and Alcatel Lucent as of December 31st, 2014 (in line with industry standards);

•	Beta of 1.11 for Nokia / 1.12 for Alcatel Lucent based on average beta from the retained samples of comparable companies (source: Barra Beta);

•	Cost of capital of 8.5% for Nokia / 8.8% for Alcatel Lucent result from the weighted average risk-free rates and risk premia by 2014 revenue geographic breakdown.

The Exchange Ratio represents a premium of 7.5% compared to the exchange ratio implied by this methodology (0.5114).

3.3	EXCLUDED METHODOLOGIES

3.3.1	Comparable transaction multiples

This approach consists in applying the average valuation multiples of a sample of recent transactions in a comparable sector.

This methodology usually encompasses issues in the selection of relevant transactions:

•	The price paid for a transaction may reflect a strategic interest specific to a buyer or may include a premium reflecting industrial synergies which vary from one transaction to another;

•	The methodology depends on the quality and reliability of the information available for selected transactions (depending on the status of the companies acquired - listed, private, subsidiaries of a group - and confidentiality level of the transactions);

•	The methodology assumes targets of the transactions selected in the sample are entirely comparable to the company being valued (in terms of size, positioning, geographical presence, growth prospects, profitability, etc.).

This approach has been excluded due to the lack of relevant, recent and documented comparable transactions, notably in terms of profitability, growth, strategic positioning, business model or client portfolios.

3.3.2	Net asset value approach

Net asset value has not been retained as a relevant approach in assessing the proposed Exchange Ratio: this reference, based on a historic value of assets and liabilities3, is not relevant as it does not take into account either the actual value of the intangible assets of the two companies (market shares, client relationships, brand image, know-how, etc.) or the future performance of the group.

3.3.3	Adjusted net asset value approach

The adjusted net asset value is the net asset value of the group adjusted for unrealized gains and losses identified in assets, liabilities or off balance sheet commitments.

This approach, usually used for the valuation of portfolio companies with minority financial holdings has been excluded since the assets of Nokia and Alcatel Lucent are mainly majority owned operating assets.

3.3.4	Dividend discount model approach

This methodology, which consists in valuing the equity of a company by discounting, at the company’s cost of equity capital, the projected dividends, has been excluded since it mainly relies on projected results estimates and on the payout ratio decided by company management.

As the policies related to the payment of dividends differed in the past between the two companies (note that Alcatel Lucent paid no dividend these last years), this method has been excluded.

3.4	SUMMARY OF THE ELEMENTS PROVIDED TO APPRAISE THE EXCHANGE RATIO

Criteria	Nokia implied share price (EUR)	Alcatel Lucent implied share price (EUR)	Resulting exchange ratio	Premium / (Discount) implied by the Exchange Ratio
Share price - as of April 9, 2015

Spot price as of April 9, 2015	7.18	3.65	0.5084	8.2%

1-month VWAP	7.20	3.57	0.4964	10.8%

3-month VWAP	6.99	3.30	0.4727	16.4%

6-month VWAP	6.70	2.83	0.4226	30.1%

12-month VWAP	6.36	2.76	0.4342	26.7%

12-month low - in EUR	5.14	1.88	0.3654	50.5%

12-month high - in EUR	7.35	3.72	0.5054	8.8%

Analysts’ target price - as of April 9, 2015
Analysts’ target price	7.01	3.78	0.5395	1.9%
Trading comparables - as of April 9, 2015
15E EBIT (1)	7.30	3.45	0.4725	16.4%

16E EBIT (1)	7.20	3.53	0.4900	12.2%
Discounted cash flows method (2)
Discounted cash flows	6.67	3.41	0.5114	7.5%

(1)	Adjusted EBIT before restructuring costs and goodwill amortization based on consensus forecasts
(2)	The discounted cash flow valuation relies on brokers’ consensus estimates for Nokia and Alcatel Lucent

3.5	ASSESSMENT OF THE OFFER PRICE FOR THE OCEANES

3.5.1	Key terms of the OCEANEs

The main characteristics of the OCEANEs are presented in Section 2.5 of this offer document.

For any additional piece of information related to the OCEANEs, please refer to the operation notes containing the terms of the OCEANEs (in the prospectus registered to the AMF under the n°13-305 on June 26, 2013 for the 2018 OCEANE, and the n°14-254 on June 2, 2014 for the 2019 and 2020 OCEANEs, drawn up for the issuing of the OCEANEs), in addition to the company’s releases on June 26, 2013 and on June 2, 2014 fixing the final terms of the OCEANEs.

3.5.2	Offer exchange ratio by OCEANE tranche

Equivalent exchange ratios offered to bondholders are based on the Exchange Ratio and the conversion ratio adjusted (rounded to two decimals) in accordance with to the formula applicable in the case of a takeover bid as per OCEANEs terms defined in convertible bonds documentation (see Section 3.5.4 of this offer document for more details on calculation of the adjusted conversion ratio):

•	0.6930 Nokia share for 1 OCEANE 2018

•	0.7040 Nokia share for 1 OCEANE 2019

•	0.7040 Nokia share for 1 OCEANE 2020

	OC 2018	OC 2019	OC 2020

Equivalent exchange ratio per Alcatel Lucent OCEANE

Initial conversion ratio	1.06	1.00	1.00
Adjusted conversion ratio (1)	1.26	1.28	1.28
Implied Exchange Conversion Ratio	0.6930	0.7040	0.7040

Notes: based on exchange ratio of 0.5500 Nokia share for one Alcatel Lucent share

(1)	Initial conversion ratio adjusted assuming an Offer opening date as of November 18, 2015

3.5.3	Early repayment value for the OCEANEs

Early repayment price is calculated according to the OCEANEs’ terms of early repayment provided for in case a change of control occurs (see Section 2.5 of this offer document). This price is set at the par value plus accrued interest as of the latest anticipated early repayment date on March 1, 2016, assuming up to 30 calendar days after closing of the initial Offer for the company to publish a notification of the change of control and then additionally up to 25 to 30 business days to proceed with the early repayment.

EUR	OC 2018	OC 2019	OC 2020

Value of OCEANES in case of early repayment

At par	1.80	4.11	4.02
Accrued interest	0.01	0.00	0.00
Total	1.81	4.11	4.02

3.5.4	Takeover conversion value

Calculation of the conversion value of the OCEANEs is based on the conversion ratio (as determined in the OCEANEs termsheet): 1.06 Alcatel Lucent shares for one 2018 OCEANE and 1.00 Alcatel Lucent share for one OCEANE 2019/2020 at the expected Offer opening date on November 18 2015 (conversion ratios are rounded to two decimals, in accordance with the convertible bonds documentation). These conversion ratios are adjusted in accordance with the formula applicable in the case of a takeover bid as detailed in the OCEANEs terms (see Section 2.5.2.1 (a) of this offer document). The adjusted conversion ratio is calculated as follows:

With:

•	NCER is the new conversion / exchange ratio from the Offer opening date;

•	CER is the last conversion / exchange ratio in effect before the Offer opening date: 1.06 for the 2018 OCEANE and 1.00 for the 2019 and 2020 OCEANEs;

•	Bond Issue Premium: 36.8% (OCEANE 2018), 40.2% (OCEANE 2019), 37.1% (OCEANE 2020);

•	D is the exact number of days left to run between the Offer opening date (included) and the maturity date of the OCEANEs (excluded);

•	2018 OCEANE: 1.26 = 1.06 * (1 + 36.8% * 956/1 824);

•	2019 OCEANE: 1.28 = 1.00 * (1 + 40.2% * 1 169/1 695);

•	2020 OCEANE: 1.28 = 1.00 * (1 + 37.1% * 1 534/2 060);

Applying the formula described above would lead current conversion ratios to adjusted conversion ratios of 1.26 for the OCEANE 2018, 1.28 for the OCEANE 2019 and 1.28 for the OCEANE 2020. Adjusted conversion ratios imply new conversion values of EUR 4.98 per OCEANE2018, EUR 5.05 per OCEANE 2019 and EUR 5.05 per OCEANE 2020 (based on the Exchange Ratio of 0.5500 Nokia share for one Alcatel Lucent share and Nokia share price of EUR 7.18 as of April 9, 2015).

3.5.5	OCEANEs’ market price

Implied exchange ratios based on prices of last unaffected closing pre Offer date and on Nokia share price average over the respective periods are presented in the following table (Bloomberg as of April 9, 2015):

	Bond price (EUR)			Exchange ratio for the bonds (1)
	OC 2018	OC 2019	OC 2020	OC 2018	OC 2019	OC 2020

Spot as of April 9, 2015	3.99	4.67	4.67	0.5561	0.6503	0.6498
1m average	3.92	4.63	4.63	0.5451	0.6430	0.6427
3m average	3.72	4.51	4.49	0.5317	0.6459	0.6426
6m average	3.37	4.20	4.13	0.5033	0.6269	0.6163
12m average	3.27	NA	NA	0.5146	NA	NA
Min (12 months)	2.42	3.47	3.26	0.3944	0.5654	0.5320
Max (12 months)	4.06	4.72	4.73	0.5571	0.6475	0.6487

Note: prices based arithmetic average ask price quotes - when available - of UBS, BNP, Nomura, SocGen, Natixis, Citi, BARC, CACIB as provided by Bloomberg

(1)	Implied ratios based on Nokia reference share prices (Spot as of April 9, 2015, volume weighted average prices 1m, 3m, 6m and 12m, spot price corresponding to Alcatel bonds maximum and minimum values over the past 12 months)

The trading volume on the secondary market is very limited as it consists essentially in “OTC” (Over the Counter) transactions. Prices in the table above are communicated by Bloomberg which does not disclose any information regarding trading volumes.

3.5.6	Theoretical Value

A theoretical value for the Alcatel Lucent’s OCEANEs has been determined consideration each OCEANE’s own terms and market data at prevailing at the time of the Offer filing.

The valuations of the various OCEANEs, presented in the table below, are based on a trinomial model and on market conditions as of the reference date. Interest rates (swap rates) are those as of the market close on the reference date (April 9, 2015):

•	Alcatel Lucent Share price: spot price of April 9, 2015: EUR 3.65;

•	Credit spread:

•	OCEANE 4.25% 2018 assuming 240-265 basis point (bps) credit spread as of April 9, 2015

•	OCEANE 0.0% 2019 assuming 260-275 basis point (bps) credit spread as of April 9, 2015

•	OCEANE 0.125% 2020 assuming 270-295 basis point (bps) credit spread as of April 9, 2015

•	Repo: normative assumption of 50 basis point (bps);

•	Alcatel Lucent stock volatility: assuming 35%-37%, consistent with historical levels and implied volatility and long-term realized volatility of the Alcatel Lucent stock as of April 9, 2015.

The theoretical value method results in the following average value for each of the convertible bonds: EUR 4.00 (plus accrued interests) per 2018 OCEANE, EUR 4.59 per 2019 OCEANE and EUR 4.55 per 2020 OCEANE. These values imply exchange ratios of 0.5564, 0.6341 and 0.6295 respectively.

3.5.7	Summary of the elements provided to assess the Exchange Ratio for OCEANE tranches

	Bond price (EUR)			Exchange ratio for the bonds (1)			Premium / (discount)
	OC 2018	OC 2019	OC 2020	OC 2018	OC 2019	OC 2020	OC 2018	OC 2019	OC 2020

Share prices

Spot as of April 9, 2015	3.99	4.67	4.67	0.5561	0.6503	0.6498	24.6%	8.3%	8.3%
1m average	3.92	4.63	4.63	0.5451	0.6430	0.6427	27.1%	9.5%	9.5%
3m average	3.72	4.51	4.49	0.5317	0.6459	0.6426	30.3%	9.0%	9.6%
6m average	3.37	4.20	4.13	0.5033	0.6269	0.6163	37.7%	12.3%	14.2%
12m average	3.27	NA	NA	0.5146	NA	NA	34.7%	NA	NA
Min (12 months)	2.42	3.47	3.26	0.3944	0.5654	0.5320	75.7%	24.5%	32.3%
Max (12 months)	4.06	4.72	4.73	0.5571	0.6475	0.6487	24.4%	8.7%	8.5%

Theoretical value

Value with Nokia share price of EUR 7.18 (as of April 9, 2015)	4.00	4.59	4.55	0.5564	0.6341	0.6295	24.6%	11.0%	11.8%

Takeover conversion value

Value in the case of the Public Offering	4.98	5.05	5.05	0.6930	0.7040	0.7040	—	—	—

Early repayment value (@ par value)

In the case of a Change of Control	1.81	4.11	4.02	0.2524	0.5724	0.5599	174.5%	21.1%	23.8%

(1)	Implied ratios based on Nokia reference share prices (Spot as of April 9, 2015, volume weighted average prices 1m, 3m, 6m and 12m, spot price corresponding to Alcatel bonds maximum and minimum values over the past 12 months) Impled ratios for theoretical value, takeover conversion value and early repayment value are based on Nokia share price as of April 9, 2015

4.	INFORMATION RELATING TO NOKIA MADE AVAILABLE TO THE PUBLIC

In accordance with the provisions of article 231-28 of the AMF General Regulation, the information relating in particular, to the legal, financial and accounting characteristics of Nokia will be filed with the AMF and made available to the public no later than the day preceding the opening of the Offer.

5.	PERSONS RESPONSIBLE FOR THE OFFER DOCUMENT

5.1	FOR THE PRESENTATION OF THE OFFER

“In accordance with Article 231-18 of the AMF General Regulation, Société Générale, the presenting bank of the Offer, declares that to its knowledge, the presentation of the Offer it has examined on the basis of information provided by the Nokia Corporation, and the criteria for determining the proposed exchange ratio, are in accordance with the facts and nothing has been omitted which could make it misleading.”

Société Générale

5.2	FOR THE OFFEROR

“To the best of our knowledge, the information contained in this offer document conforms with reality and does not contain any omission likely to affect its import.”

Nokia Corporation

Rajeev Suri

President and Chief Executive Officer

and

Timo Ihamuotila

Executive Vice President and Group Chief Financial Officer

ANNEX

SUMMARIZED COMPARISON OF THE RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES OF ALCATEL LUCENT AND NOKIA

Share Capital

Alcatel Lucent	Nokia

As of the date of this offer document, Alcatel Lucent’s share capital amounts to EUR 142 075 407.75 and is divided into 2 841 508 155 Shares. The shares of Alcatel Lucent have a par value of EUR 0.05.	As of the date of this offer document, Nokia’s share capital amounts to EUR 245 896 461.96 and is divided into 3 678 641 891 shares. The shares of Nokia have no par or nominal value.

Restrictions on Share Transfer

Alcatel Lucent	Nokia

The by-laws of Alcatel Lucent do not contain any provision restricting the ability of shareholders to freely assign their shares. Alcatel Lucent Shares are freely transferable.	The articles of association of Nokia do not include clauses affecting the shareholders’ right to sell their shares. The Nokia shares are freely transferable.

Voting Rights

Alcatel Lucent	Nokia

Each shareholder has as many votes as shares that he owns or represents at the general meeting of shareholders.

However, double voting rights are attached to all fully paid-up registered shares that have been registered in the name of the same holder for at least three years.

Double voting rights are cancelled for any share that is converted into a bearer share or whose ownership is transferred. However, the three-year period set here above shall not be considered as interrupted, nor existing rights cancelled, where ownership is transferred, the shares remaining in registered form, as a result of intestate or testamentary succession, the division between spouses of a common estate, or donation inter vivos in favor of a spouse or heirs. The French commercial code provides for the maintenance of double voting rights in case of the company disappearing through a merger or demerger where the surviving or resulting company’s articles of association also provide for such double voting rights.

Each shareholder has as many votes as shares that he owns or represents at the general meeting of shareholders.

Dividends / Other Distribution of Assets and Liquidation

Alcatel Lucent	Nokia

The difference between the proceeds and the expenses of the fiscal year, after provisions, constitutes the profits or the losses for the fiscal year. From the profits, minus previous losses, if any, shall be deducted the sum of 5% in order to create the legal reserves, until such legal reserves are at least equal to 10% of the share capital. Additional contributions to the legal reserves will be required if the legal reserves fall below 10% for any reason.

The distributable profits shall be the profits for the fiscal year minus the previous losses and the abovementioned deduction plus income carried over. The shareholders’ meeting, on a proposal of the board of directors, may decide to carry over some or all of the profits, to allocate them to reserve funds of whatever kind or to distribute them to the shareholders as a dividend.

Pursuant to the Finnish Limited Liability Companies Act (the “Finnish Companies Act”), shareholders’ equity is divided into two categories: restricted equity (consisting of the share capital, fair value reserve and revaluation reserve) and unrestricted equity (consisting of other reserves as well as of the profit from the current and the previous financial periods).

The company may distribute its unrestricted equity to shareholders, subject to two preconditions. First, any distribution of assets must be based on the company’s latest audited and adopted financial statements, and second, assets may not be distributed if it is known or should be known at the time of the distribution decision that the company is insolvent or the distribution will cause the insolvency of the

Additionally, the shareholders’ meeting may determine the amount of the distribution of sums deducted from the optional reserves, either as initial or additional dividends or as special distribution. In this case, the decision must clearly indicate the items from which the sums are deducted. However, the dividends are deducted first from the distributable profits of the fiscal year.

The ordinary shareholders’ meeting may grant each shareholder the option to receive payment of the dividend or interim dividend in cash or in shares for all or part of the dividend distributed or the interim dividend.

The shareholders’ meeting or, in the case of an interim dividend, the board of directors, fixes the date from which the dividend shall be distributed.

Under French law, there is no statutory minimal distribution rate with respect to distributable profits. However, minority shareholders can bring court action under the “majority abuse” doctrine if they can prove that a retaining of profits (generally repeated over several fiscal years) was decided for the sole benefit of majority shareholders, without justification by corporate interests.

An extraordinary general meeting of shareholders may decide to initiate the liquidation of the company by a qualified majority of two-thirds of the votes cast and shares represented at the general meeting. All shares have an equal right to the company’s assets in the company’s liquidation after the claims of the company’s creditors have been satisfied.

company. Distribution of restricted equity requires (in addition to the above mentioned preconditions) that the creditors of the company do not object to it, or if they do, their claims are decreed by a court to have been satisfied or otherwise secured.

Consolidated accounts have no direct relevance for a distribution of assets which is resolved on the basis of the accounts of each group company separately.

The profits or the losses for the financial year consist of the difference between the net sales (plus other income) and the expenses of the financial year after amortizations, depreciations, financial expenses and taxes. The distributable profits are the profits for the financial year minus the previous losses plus the profits carried over from previous financial years.

The annual general meeting of shareholders, on a proposal of the board of directors, may decide to carry over some or all of the profits, to allocate them to reserve funds or to distribute them to the shareholders as dividend. Moreover, a general meeting of shareholders may also decide to distribute assets from the unrestricted equity reserves, which distribution can also be made in cash. In addition, unrestricted equity (whether profits or reserves) may be distributed through repurchase or redemption of the company’s own shares.

Dividends are generally distributed annually based on the financial statements for the previous financial year, but an interim or special dividend is also possible based on audited interim financial statements adopted by an extraordinary general meeting of shareholders.

At least half of the profits for the financial year must be distributed as a so called minority dividend, if so demanded at the annual general meeting of shareholders by shareholders with at least 10% of all the shares in the company before the decision on the disposition of the profits has been made. However, a shareholder may not demand distribution of profits in excess of the amount that can be distributed without the consent of the company’s creditors, nor in excess of 8% of the shareholders’ equity of the company. Any distributions of profit during the financial year before the annual general meeting of shareholders are subtracted from the amount of the minority dividend.

A general meeting of shareholders may decide to initiate the liquidation of the company by a qualified majority of two-thirds of the votes cast and shares represented at the general meeting. All shares have an equal right to the company’s assets in the company’s liquidation after the claims of the company’s creditors have been satisfied.

Preferential Subscription Right

Alcatel Lucent	Nokia

Pursuant to the provisions of the French commercial code, shareholders have a preferential subscription right in a share capital increase in cash, in proportion to the number of the shares owned. During the subscription period, this preferential subscription right is detachable from the shares for trading purposes. Shareholders may waive their preferential rights on an individual basis.

The extraordinary shareholders’ meeting called to decide or authorize the share capital increase may suppress the preferential subscription right for the entirety of the share

Pursuant to the Finnish Companies Act, shareholders have a pre-emptive right in a share issue, in proportion to the number of the shares owned. The preferential subscription right applies both to an issue of new shares and treasury shares. During the subscription period, this preferential subscription right is detachable from the shares for trading purposes. Shareholders may waive their preferential rights on an individual basis.

A general meeting of shareholders convened to resolve on or authorize the share issue may deviate from the preferential capital increase or of one or more portions of such increase. It may also reserve such a share capital increase to one or several designated persons, in which case such designated persons, if existing shareholders, shall not take part in the vote.

When the extraordinary shareholders’ meeting decides on the share capital increase, it votes on the reports of the board of directors and of the statutory auditors. When the extraordinary shareholders’ meeting delegates to the board of directors its power to decide on the share capital increase, the extraordinary shareholders’ meeting votes on the statutory auditors’ report.

subscription right for the entire share issue or a part thereof. Resolution on such directed share issue requires a weighty financial reason for the company and a two thirds’ majority of the votes cast and shares represented at the general meeting of shareholders.

Code of Corporate Governance

Alcatel Lucent	Nokia

French listed companies are required to publish a statement of corporate governance specifying which code they are voluntarily referring to and indicating, where appropriate, the provisions of this code of corporate governance that have not been applied and the reasons for which they have not been implemented.

Alcatel Lucent refers to the Corporate Governance Code of Listed Corporations published by the Afep (Association française des entreprises privées) and the Medef (Mouvement des entreprises de France) (the “Afep-Medef Code”), which follows a “comply or explain” approach.

In accordance with the Afep-Medef Code and French law, the Company must report, with particulars, in its reference document, on the implementation of the recommendations of this code and, if applicable, provide an explanation of the reasons why it deviated from any of them. This explanation must be comprehensible, relevant, detailed, substantiated and adapted to the Company’s situation.

According to the rules of Nasdaq Helsinki, a listed company domiciled in Finland shall comply with the Finnish Corporate Governance Code (the “FCGC”). The FCGC follows the so-called “comply or explain” principle, which means that as a starting point, a listed company shall comply with all the recommendations of the FCGC, but may deviate from an individual recommendation provided that such deviation is disclosed and that the company provides an explanation for the deviation. A company is deemed to comply with the FCGC even if it deviates from an individual recommendation provided that the company discloses and explains the reasons for the deviation.

The FCGC as currently in force became effective on October 1, 2010 and it will be valid until the end of year 2015. The FCGC has been recently under scrutiny and a new updated version of the FCGC has been approved on October 21, 2015. The new FCGC will enter into force as of January 1, 2016 and replace the current FCGC. The main governance principles set out in the current FCGC will remain largely the same, but the new FCGC will include some specifications to individual recommendations. Please note that all references to the FCGC below are references to the FCGC as currently in force, and accordingly, all descriptions of the contents of the FCGC have been prepared based on the current FCGC.

Shareholders’ Meetings, Voting Rights and Quorum

Alcatel Lucent	Nokia

Ordinary and Extraordinary Shareholders’ Meetings	Ordinary and Extraordinary Shareholders’ Meetings

According to the French commercial code, the ordinary shareholders’ meeting is called to take decisions on any matter that does not modify the articles of association. This meeting is held at least once each year, no later than six months after the end of the fiscal year, in part to approve the financial accounts of that fiscal year. The ordinary shareholders’ meeting then determines the distributable profits of the fiscal year and notably decides the distribution of a dividend. The ordinary shareholders’ meeting is also responsible for the nomination, replacement or revocation of the company’s directors, approving the appointment by the board of directors of new directors, fixing the amount of the attendance fees of the members of the board of directors, approving or rejecting the related party transaction as per Article L. 225-38 of the French commercial code (see below), or deciding the acquisition by the company of their own shares. The ordinary shareholders’ meeting must also be consulted about the overall compensation of individual executive directors (“say on pay”).

Pursuant to the Finnish Companies Act, shareholders’ collective decisions are taken by the annual general meeting of shareholders or an extraordinary general meeting of shareholders.

According to the articles of association of the company, the annual general meeting of shareholders is convened annually at the latest on June 30 to resolve on the following matters: adoption of annual accounts, disposition of profit for the financial year, discharge from liability of the board of directors and the President and Chief Executive Officer, number of members of the board of directors, election of auditor and members of the board of directors as well as their remuneration, and other matters included in the notice of the annual general meeting of shareholders. Other matters which can be resolved on either in the annual general meeting of shareholders or in an extraordinary general meeting of shareholders, provided that the matter has been

The extraordinary shareholders’ meeting is solely responsible for any matter involving a modification of any provision of the articles of association. It is also solely responsible for the modification of the corporate purpose of the company, for the change of corporate name, for the relocation of registered offices (subject to the discretion, of the board of directors, to relocate the registered offices within the same department or in an adjacent department), for deciding the early winding up or the extension of the company, or for deciding a share capital increase or a share capital reduction.

Quorum and majority rules are specified in the section “Quorum and Vote of Shareholders” below.

included in the notice of the general meeting of shareholders, include, inter alia, amendments of articles of association, share issuances and authorizations for the board of directors to issue shares, issuances of stock options and other special rights entitling to shares, such as convertible bonds and instruments whose holder is entitled or obligated to subscribe for shares under the terms of the instrument, and authorizations for the board of directors to resolve thereon, distribution of the company’s assets, repurchase and redemption of company shares and authorizations for the board of directors to resolve thereon, placing the company into liquidation as well as mergers and demergers.

An extraordinary general meeting of shareholders may also be held if an auditor or shareholders owning at least 10% of all the shares so requests in writing for the consideration of a specific matter.

Provisions regarding the trade name, corporate purpose and the domicile of the company are included in the company’s articles of association, which can only be amended by a resolution of a general meeting of shareholders.

Say on Pay	Say on Pay

In companies such as Alcatel Lucent, whose Shares are traded on a regulated market, and who refer to the Afep-Medef Code, the ordinary ordinary shareholders’ meeting must be consulted about the overall compensation of individual executive directors (“say on pay”).

Therefore, in accordance with the Afep-Medef Code, the board of directors must present the compensation of executive directors (dirigeants mandataires sociaux) at the annual shareholder’s meeting. This presentation must cover the elements of the compensation due or awarded at the end of the closed financial year to each executive director:

•  the fixed part;

•  the annual variable part and where necessary the multi-annual variable part with the objectives that contribute to the determination of this variable part;

•  extraordinary compensation;

•  stock options, performance shares, and any other element of long-term compensation;

•  benefits linked to taking up or terminating office;

•  supplementary pension scheme; and

•  any other benefits.

This presentation should be followed by an advisory vote by shareholders. It is recommended that at the shareholders’ vote, one resolution is presented for the Chief Executive Officer and, if applicable, one resolution for the Deputy Chief Executive Officer(s). When the ordinary shareholders’ meeting issues a negative opinion, the board of directors, acting on the advice of the compensation committee, must discuss this matter at another meeting and immediately publish on the Company’s website a notice detailing how it intends to deal with the opinion expressed by the shareholders at the shareholders’ meeting.

According to FCGC, the remuneration schemes of listed companies shall be drawn up in such a manner that their goal is to promote competitiveness and long-term financial success of the company and to contribute to the favorable development of shareholder value. Remuneration schemes shall be based on predetermined and measurable performance and result criteria.

The general meeting shall decide on the remuneration payable for board and committee work as well as the basis for its determination. The board of directors shall decide on the remuneration of the managing director as well as other compensation payable to him or her. The company shall disclose the decision-making process for the remuneration of the company’s managing director and other executives.

Remuneration for board and committee work or part of the remuneration may be paid in the form of company shares.

It is not recommended that a non-executive director participate in a share-based remuneration scheme.

Place of Shareholders’ Meetings	Place of Shareholders’ Meetings

Pursuant to the articles of association of Alcatel Lucent, shareholders’ meetings shall take place at the registered office or at any other place, as specified in the notice of meeting.

Pursuant to the Finnish Companies Act, a general meeting of shareholders must take place at the domicile of the company, unless the articles of association of the company provide otherwise. The notice of the general meeting of shareholders must specify the place of the general meeting of shareholders.

According to the articles of association of Nokia, the annual general meeting of shareholders must take place in Finland in Helsinki or Espoo.

Convening of Shareholders’ Meetings	Convening of Shareholders’ Meetings

A notice is first published in the Bulletin des Annonces Légales Obligatoires (the “BALO”) no later than thirty-five calendar days before the date of the shareholders’ meeting.

Convocations are made by means of a notice published in a newspaper empowered to publish legal notices in the department of the registered offices, as well as in the BALO, no later than fifteen calendar days before the shareholders’ meeting convened on the first convocation, and if no quorum has been reached during the meeting convened on the first convocation, no later than ten calendar days before the shareholders’ meeting convened on second convocation. Convocations must include mentions mandated by law.

Shareholders who have held registered shares for at least a month on the date of the publication of the convocation notice must be notified individually by regular mail.

According to the articles of association of Nokia, a notice of a general meeting of shareholders must be published on the company’s website no earlier than three months before the record date of the general meeting of shareholders (the eighth Finnish business day preceding the general meeting of shareholders) and no later than three weeks before the general meeting of shareholders or nine calendar days before said record date, whichever date is earlier.

Notice of a general meeting of shareholders must specify the name of the company, the time and place of the general meeting of shareholders as well as the matters to be addressed at the general meeting of shareholders.

There are specific requirements in the Finnish Companies Act for the contents of the notice if certain matters are to be addressed, such as amendments to the articles of association, directed share issuances, mergers or demergers.

The FCGC, applicable to companies listed on the Nasdaq Helsinki, sets out further requirements for the contents of the notice, such as proposals made to the general meeting of shareholders, use of proxies, shareholders’ right to request information at the general meeting of shareholders, total number of shares and voting rights in the company per share class, and the address of the company’s website that contains the statutory information about the general meeting of shareholders.

Participation in Shareholders’ Meetings	Participation in Shareholders’ Meetings

A shareholder may participate in a shareholders’ meeting in person, by correspondence or by proxy upon presentation of proof of identity and upon proof of registration of his shareholding in the company either in the shareholders’ register held by the company or in the register of bearer shares held by the authorized intermediary, by midnight (French time) on the second French business day prior to the shareholders’ meeting. Entry in the register of bearer shares held by the authorized intermediary shall be proved by a certificate of attestation of the shareholding to be delivered by the authorized intermediary within the time and on the terms and conditions stipulated in the governing regulations.

Subject to the terms and conditions defined by regulations and the procedures defined by the board of directors, shareholders may participate and vote in all ordinary or extraordinary shareholders’ meetings by videoconference or any other telecommunications method that allows identification of the shareholder.

Subject to the conditions defined by regulations, shareholders may send their proxy or mail voting form for any ordinary or extraordinary meeting either in paper form or, at the discretion of the board of directors and published in the notices of meetings, by remote transmission. The digital signature of this form must be done using a reliable identification process whereby the link between the digital form and the individual is guaranteed, which can consist of a user ID and a password or of any other link provided for by applicable regulation.

In order to be considered, all necessary forms for votes by mail or by proxy must be received at the company’s registered offices or at the location stated in the notice of the

The shareholders who are registered in the shareholders’ register of Nokia on the eighth Finnish business day preceding a general meeting of shareholders have the right to attend the general meeting of shareholders. This date is referred to as the record date of the general meeting of shareholders. In addition, a holder of a nominee-registered share may be notified for a temporary entry into the shareholder register so that the shareholder can attend the general meeting of shareholders, provided that the shareholder is eligible to be entered into the shareholder register on the record date of the general meeting of shareholders.

According to the articles of association of Nokia, a shareholder must notify the company by the date stated in the notice of the general meeting of shareholders in order to attend the general meeting of shareholders. This date may not be earlier than ten calendar days prior to the general meeting of shareholders. As regards nominee-registered shares, a temporary entry into the shareholder register constitutes due notification of attendance.

Shareholders may exercise their right to vote at a general meeting of shareholders either in person or by proxy. The board of directors may also decide to allow attendance by mail or technical means. In order to be considered, all necessary forms for votes by mail must be received at the location and by the time stated in the notice of the general meeting of shareholders. Proxies may be presented before or during the general meeting of shareholders.

A general meeting of shareholders may be rebroadcast by video-conferencing or remote transmission.

meeting at the latest three days before any shareholders’ meeting. This time limit may be shortened by decision of the board of directors. However, electronic forms for votes by mail may be sent to the company until the day before the shareholders’ meeting, no later than 3 p.m. Paris time.

The meetings may be rebroadcast by video-conferencing or remote transmission. If applicable, this will be mentioned in the notice of meeting.

Quorum and Vote of Shareholders	Quorum and Vote of Shareholders

The ordinary shareholders’ meeting may only validly deliberate during the first convocation if the shareholders present or represented at the meeting hold at least 20% of the shares with voting rights. No quorum is required for shareholders’ meetings convened on second convocation.

The ordinary shareholders’ meeting rules by a majority of the votes of the present or represented shareholders.

The extraordinary shareholders’ meeting may only validly deliberate during the first convocation if the shareholders present or represented at the meeting hold at least 25% of the shares with voting rights, and on second convocation if the shareholders present or represented at the meeting hold at least 20% of the shares with voting rights. If the last quorum is not reached, this second extraordinary shareholders’ meeting may be postponed to a date up to two months after the date it was first called. For this postponed second extraordinary shareholders’ meeting, a quorum of at least 20% of the shares with voting rights is also required.

The extraordinary shareholders’ meeting rules by the two-thirds majority of the voting rights held by the present or represented shareholders.

A general meeting of shareholders constitutes a quorum if the general meeting of shareholders has been convened in accordance with the articles of association of the company and the Finnish Companies Act.

A general meeting of shareholders passes resolutions by a simple majority of votes cast, unless a qualified majority has been provided for in the articles of association or the Finnish Companies Act, in which case a qualified majority of two-thirds of votes cast and shares represented at the general meeting of shareholders is in most such cases required.

Resolutions that require a qualified majority include amendments of the articles of association, directed share issuances, issuances of options or other special rights entitling to shares, repurchase and redemption of the company’s own shares, directed repurchase of the company’s own shares, mergers, demergers and placing the company into liquidation.

Some resolutions require the consent of all affected shareholders. Such resolutions are amendments of the articles of association that reduce the shareholder’s right to the profit or the net assets of the company, increase the shareholder’s liability for payments to the company, incorporate a redemption clause or a consent clause into the articles of association, restrict the shareholder’s right to shares, restrict the right to minority dividend, attach a redemption term to the shareholder’s shares, restrict the company’s right to damages, or alter the balance between the rights carried by shares in the same share class and the change affects the shareholder’s shares. In addition, redemption of the company’s own shares in proportion other than that of the shares held by the shareholders requires the consent of all shareholders.

Dissenters’ or Appraisal Rights

Alcatel Lucent	Nokia

Under French law, shareholders do not have any dissenters’ rights or any appraisal rights.

Under the Finnish Companies Act, shareholders and holders of options or other special rights entitling the holders to shares of a merging company who object to the merger have the right, under certain circumstances, to have their shares, options or other special rights redeemed for cash at fair market value by the acquiring company. Unless agreed between the parties, the fair market value is determined through arbitration proceedings mandated by the Finnish Companies Act.

In the case of a demerger into a preexisting company, the shareholders, holders of options or other special rights entitling the holders to shares of a demerging company who object to the demerger have the right, under certain circumstances, to have their demerger consideration (i.e., the consideration payable by the preexisting acquiring company) redeemed for cash at fair market value by the acquiring company. Unless agreed between the parties, the fair market value is determined through arbitration proceedings mandated by the Finnish Companies Act.

Draft Resolutions Submitted by Shareholders

Alcatel Lucent	Nokia

Pursuant to the provisions of the French commercial code, one or more shareholders representing a portion of the share capital calculated according to a declining percentage (4% for the first EUR 750 000 of the share capital, 2.50% for the portion of the share capital comprised between EUR 750 000 and EUR 7 500 000, 1% for the portion of the share capital comprised between EUR 7 500 000 and EUR 15 000 000, and 0.50% for the remainder of the share capital) or a shareholders association have the ability to request the addition of new items or draft resolutions to the meeting’s agenda.	Pursuant to the Finnish Companies Act, a shareholder has the right to have a matter addressed by the general meeting of shareholders, if he or she so requests in writing from the board of directors sufficiently in advance for the matter to be included in the notice of the general meeting of shareholders. In listed companies, such as Nokia, the request is always considered to have been made sufficiently in advance if the board of directors receives the request no later than four weeks before the notice of the general meeting of shareholders is sent.

Right for Shareholders to Address Written Questions

Alcatel Lucent	Nokia

Prior to any shareholders’ meeting, and with no condition of minimum share capital holding, any shareholder has the right to ask written questions which the board of directors is obliged to answer during the shareholders’ meeting. A joint response can be provided to these questions as long as they have the same substance. The answer to a written question is deemed given when it is published on the internet website of the company under the heading “Questions & Answers”.

Furthermore, shareholders holding at least 5% of the share capital or a group of shareholders meeting certain conditions may ask the Chairman of the board of directors, twice each fiscal year, written questions concerning any matter likely to jeopardize the continued operation of the company. The answers to those questions are communicated to the statutory auditor.

If so requested by a shareholder at a general meeting of shareholders, the board of directors and the President and Chief Executive Officer must provide more detailed information on circumstances and matters that may affect the evaluation of a matter addressed at the general meeting of shareholders. If the general meeting of shareholders addresses the financial statements, this obligation applies also to more general information on the financial position of the company, including the relationship of the company with another corporation or foundation in the same group. However, the information may not be provided if it would cause essential harm to the company.

If the question of a shareholder can only be answered on the basis of information not available at the general meeting of shareholders and does not cause essential harm to the company, the answer must be provided in writing within two weeks. The answer must be delivered to the shareholder asking the question and to other shareholders requesting an answer to the question.

Board of Directors

Alcatel Lucent	Nokia

Composition of Board	Composition of Board

The shareholders’ meeting determines the number of members of the board of directors. The company shall be managed by a board of directors consisting of no less than six and no more than fourteen members.

At the date hereof, Alcatel Lucent’s board of directors comprises ten members.

Under French law, the proportion of directors of each gender must not be less than 20%. This proportion may not be less than 40% as of the first shareholders’ meeting following January 1, 2017. The Afep-Medef Code recommends a proportion of directors of each gender which may not be less than 40% in 2016.

In accordance with the Afep-Medef Code, when a company is controlled by a majority shareholder, the latter assumes a specific responsibility to the other shareholders, which is direct and separate from that of the board of directors. The majority shareholder must take particular care to the market, and fairly take all interests into account.

According to the articles of association of Nokia, the company has a board of directors comprising a minimum of seven and a maximum of twelve members who are elected at the annual general meeting of shareholders.

At the date hereof, Nokia’s board of directors comprises eight members.

According to the FCGC, the number of the directors and the composition of the board shall make it possible for the board to discharge its duties in an efficient manner. The composition shall take into account the requirements placed by the company operations and the development stage of the company. A person to be elected to the board shall have the qualifications required by the duties and the possibility to devote a sufficient amount of time to the work. Both genders shall be represented on the board.

Appointment, term and age limit of Directors	Appointment, term and age limit of Directors

Regarding companies whose shares are traded on a regulated market, the Afep-Medef Code recommends that the term of office of directors, set by the articles of association, cannot exceed six years.

The shareholders’ meeting elects directors of Alcatel Lucent for a period of three years. On occasion, the shareholders’ meeting may appoint a director for a period of one or two years in order to stagger the directors’ terms of office. Outgoing directors shall be eligible for re-election, subject to the provisions below.

A director appointed to replace another director shall hold office only for the remainder of his predecessor’s term of office.

In accordance with the board operating rules of the Company and the Afep-Medef Code, an executive director cannot hold more than two directorships in other listed companies, including foreign companies but excluding companies within a same group. He or she must also seek the opinion of the board of directors before accepting a new directorship in a listed company.

The board operating rules of the Company and the Afep-Medef Code also specify that a director cannot hold more than four directorships in other listed companies, including foreign companies but excluding companies within a same group. The director must keep the board of directors informed of directorships held in other companies, including his or her participation on committees of the board of directors of these companies, both in France and abroad.

The maximum age for holding a directorship is 70. This age limit does not apply if less than one third, rounded up to the nearest whole number, of serving directors have reached the age of 70. No director over 70 may be appointed if, as a result, more than one third of the serving directors, rounded up as defined above, are over 70.

If, for any reason whatsoever, the number of serving directors over 70 should exceed one third as defined above, the oldest director(s) shall automatically be deemed to have retired at the ordinary shareholders’ meeting called to approve the accounts of the fiscal year in which the proportion of directors over 70 years was exceeded, unless the proportion was reestablished in the interim.

According to the FCGC, the general meeting shall elect the directors. The directors shall be elected for a term of one year.

According to the articles of association of Nokia, the term of a member of the board of directors begins from the annual general meeting of shareholders at which the member is elected and expires at the closing of the following annual general meeting of shareholders.

Persons under the age of 18, under guardianship, with restricted legal competence, or placed in bankruptcy cannot act as members of the board of directors.

The board of directors of Nokia has established a guideline retirement age of 70 years for the members of the board of directors and the Corporate Governance and Nomination Committee will not without specific reason propose re-election of a person who has reached 70 years of age.

Independent Directors	Independent Directors

The independence of the members of the board of directors of Alcatel Lucent is determined in accordance with the criteria set forth in the Afep-Medef Code.

In accordance with the Afep-Medef Code and the board operating rules of Alcatel Lucent, the independent directors must account for half of the members of the board of directors. For the purpose of calculation of this requirement, directors representing employees shall not be taken into account.

According to the Afep-Medef Code and the board operating rules of Alcatel Lucent, a director is independent when he or she has no relationship of any kind whatsoever with the company, its group or their management that may influence his or her judgment.

According to the recommendations of FCGC regarding the independence of directors, the majority of the directors shall be independent of the company. In addition, at least two of the directors representing this majority shall be independent of significant shareholders of the company.

According to the FCGC, the board shall evaluate the independence of the directors and report which of them are independent of the company and which are independent of significant shareholders.

To be regarded as being independent, a director shall be independent of the company and significant shareholders.

According to the explanatory notes to the GCGC, companies belonging to the same group as the company are considered

The Afep-Medef Code however specifies that an independent director shall be understood to be not only a non-executive director of the company or its group, but also one without any particular interest (significant shareholder, employee, other) with the company or the group.

The independence of each director should be reviewed annually by the board of directors according to criteria set out in the Afep-Medef Code.

equal with the company. A company and another person are deemed related parties, if the person is able to exercise significant influence in the company’s decision-making regarding its finances and business operations. The FCGC includes further guidelines on the criteria to be applied when assessing the independence of directors.

Each director shall provide the board with sufficient information that will allow the board to evaluate his or her qualifications and independence and notify the board of any changes in such information.

Director and Officer Remuneration and Indemnification	Director and Officer Remuneration and Indemnification

The shareholders’ meeting may grant the directors, as remuneration for their activities, a fixed annual amount in attendance fees, as determined by the shareholders’ meeting. The apportionment of that sum among directors is determined by the board of directors.

In addition, the board of directors may grant the directors, as exceptional remuneration for special assignments or duties entrusted to them, subject to the related party transaction regulation.

In accordance with the Afep-Medef Code, the compensation of the directors should take account of the directors’ actual attendance at meetings of the board of directors and committees. The amount of directors’ fees should reflect the level of responsibility assumed by the directors and the time that they need to apply to their duties.

The board of directors determines the remuneration granted to the Chairman of the board of directors (aside from his share of attendance fees granted as remuneration for his director duties), the Chief Executive Officer or the Senior Executive Vice-Presidents, whose remuneration may be fixed and/or variable.

The annual general meeting of shareholders may grant the members of the board of directors remuneration for their activities, in addition to which attendance fees and compensation for membership in board committees may be granted. In accordance with Nokia’s policy, no additional fees are paid for meeting attendance, and part of the board of directors’ remuneration is paid in Nokia Shares.

The board of directors determines the remuneration granted to the President and Chief Executive Officer, and the Personnel Committee of the board of directors determines the remuneration for the direct reports of the President and the Chief Executive Officer (beyond certain level). Typically, the base remuneration is fixed, in addition to which incentive-based compensation and equity compensation can be paid.

Pursuant to the Finnish Companies Act, it is only possible to limit the company’s right to claim damages from, inter alia, the members of the board of directors by amending the company’s articles of association, which is subject to the unanimous approval of all shareholders. Furthermore, it is not possible to limit the company’s right to claim damages to the extent that such loss or damage has been caused either due to a breach of the mandatory provisions of the Finnish Companies Act or through willful act or grossly negligent behavior. Nokia’s articles of association do not include any provisions limiting the company’s right to claim damages.

It is, however, possible for a Finnish company to indemnify individual members of its board of directors and officers against claims for damages made by shareholders or third parties through individual indemnity undertakings. The exact scope of such indemnity undertakings under Finnish law is not clear, but they cannot be used to limit the company’s right to claim damages from the members of its board of directors or the managing director.

Filling of Board Vacancies	Filling of Board Vacancies

If there is a mid-term vacancy in the board of directors, or if a director loses his or her eligibility to serve in the board of directors, then:

•  in case the number of directors becomes lower than the minimum legally required (three directors), the other directors must ensure that one or more successor directors are appointed for the remainder of the term. This requires convening a shareholders’ meeting to elect one or more new directors to the board to fill in the vacancy;

•  in case the number of directors becomes lower than the minimum number required under the company’s articles of association (six directors), without being lower than the minimum legally required, the other directors must co-opt within three months of the vacancy, one or more new directors whose co-optation shall be confirmed by the next shareholders’ general meeting;

Pursuant to the Finnish Companies Act, if there is a mid-term vacancy in the board of directors, or if a member of the board of directors loses his or her eligibility to serve in the board of directors, and if there are no deputy members of the board of directors, the other members must ensure that a successor member is appointed for the remainder of the term. This requires assessing potential candidates and convening a general meeting of shareholders to elect one or more new members to the board of directors to fill the vacancy. If, however, the board of directors continues to constitute a quorum despite the vacancy, the election may be postponed until the next general meeting of shareholders.

•  in case the number of directors remains higher than the legally required number and the minimum required under the company’s articles of association, and if the vacancy is due to the death or resignation of one or more directors, the other directors can co-opt one or more new directors whose co-optation shall be confirmed by the next shareholders’ general meeting.

Removal of Directors	Removal of Directors

Pursuant to the French commercial code, each director is removable at any time and without cause on a vote of the shareholders’ meeting by a simple majority of the present or represented shareholders.	Pursuant to the Finnish Companies Act, any member of the board of directors may be removed ahead of term by a general meeting of shareholders with a simple majority of the votes cast. Removal does not require a specific reason or cause.

Board Observers (“Censeurs”)	Board Observers (“Censeurs”)

On proposal of the Chairman, the board of directors must propose to the shareholders’ meeting the appointment of two board observers who shall be, at the time of their appointment, both salaried employees of the company or of an affiliate and members of a mutual fund formed as a result of a company shareholding scheme in which the company or an affiliate is a participant and having at least 75% of its portfolio in company shares.

The board observers shall be called to the meetings of the board of directors and shall participate in a consultative capacity.

The board observers are elected for a period of three years. On occasion, the shareholders’ meeting may appoint a board observer for a period of two years in order to stagger the board observers’ terms of office. Outgoing board observers shall be eligible for reelection.

On the Chairman’s proposal, the board of directors can propose at the annual shareholders’ meeting the appointment of one or more board observers who do not meet the above requirements, among the shareholders or not, but that total number of board of directors observers shall not exceed six.

At the date hereof, the Alcatel Lucent’s board of directors includes two board observers.

Nokia does not have a provision for board observers.

Powers and Duties of the Board	Powers and Duties of the Board

Pursuant to the French commercial code, the board of directors shall determine the business strategies of the company and shall ensure their implementation. Subject to the matters expressly reserved for the shareholders, and within the limits of the corporate purpose, the board of directors shall deal with any question that affects the company’s operations and govern the affairs of the company through its deliberations.

In accordance with the Afep-Medef Code, the board of directors should consider and decide upon transactions with a strategic importance. The board of directors must take care not to infringe upon the specific powers of the shareholders’ meeting if the transaction that it proposes is such as to modify, in fact or in law, the corporate purpose of the Company. Even when no change in the corporate purpose of the Company is involved, the board of directors must refer the matter to the meeting of shareholders if the transaction relates to a material part of the group’s assets or businesses.

Pursuant to the Finnish Companies Act, the board of directors is responsible for the management and the proper arrangement of the company’s operations. The board of directors is also responsible for supervising the company’s bookkeeping and financial matters. According to Nokia’s articles of association, the Chairman of the board of directors alone or two members of the board of directors jointly are authorized to represent the company.

The board of directors has a general competence on the matters of the company. Thus, all matters, which under the Finnish Companies Act and the articles of association have not been placed in the competence of the general meeting of shareholders, are within the competence of the board of directors. If a President and Chief Executive Officer has been appointed, the management of the company is divided between him or her and the board of directors, the President and Chief Executive Officer being responsible for the executive management of the company’s day-to-day operations. Actions of the President and Chief Executive Officer are supervised by the board of directors.

The board of directors carries out all verifications that it considers useful. The chairman of the board of directors or the Chief Executive Officer of the company shall communicate to each member of the board of directors all documents and information required to fulfill his/her duties.

The board of directors may vote on the matter of whether management of the company shall be performed by the Chief Executive Officer or the Chairman of the board of directors only if at least two-thirds of its current members are present.

In its relationships with third parties, the company is bound by board of directors actions that do not fall under the corporate purpose of the company, unless the company proves that the third parties knew, or could not ignore due to the circumstances, that such action exceeded such corporate purpose, it being specified that the mere publication of the articles of association is not sufficient to constitute such proof.

In accordance with the Afep-Medef Code, the board of directors should evaluate its ability to meet the expectations of the shareholders that have entrusted authority to it to direct the Company, by reviewing from time to time its membership, organization and operation. In the light of this, the board operating rules of Alcatel Lucent require that the board of directors meets once a year to discuss its operating procedures, after each board member having answered an evaluation questionnaire.

In its relationships with third parties, the company may be bound even by such actions of the board of directors that do not fall under the corporate purpose specified in the articles of association, unless proven that the third parties knew, or should have known at the time, that such action exceeded the corporate purpose. Mere publication of the articles of association is not sufficient to constitute such proof.

According to explanatory notes to the FCGC, the board is responsible for the administration and the proper organization of the operations of the company. The board supervises and controls the operative management of the company, appoints and dismisses the managing director, approves the strategic goals and the principles of risk management for the company and ensures the proper operation of the management system. According to good corporate governance, the board also ensures that the company has duly endorsed the corporate values applied to its operations.

The board shall draw up a written charter for its work and disclose its essential contents. The board shall conduct an annual evaluation of its operations and working methods.

Board Quorum and Voting Requirements	Board Quorum and Voting Requirements

Pursuant to Article L. 225-37 of the French commercial code, the board of directors has a quorum when at least half of its members are present to the meeting. Decisions are taken by the simple majority of the votes of the present or represented members.

With the exception of the board of directors’ decision with respect to the management method of the company, decisions are made under quorum and voting requirements provided by the law.

Except for deliberations relating to the approval of the financial accounts, consolidated annual accounts and annual reports, directors attending the board meeting by means of videoconference and/or by remote transmission means will be considered present for quorum and majority calculation purposes, as long as those means allow their identification and guarantee their effective participation to the meeting.

The board of directors has a quorum when more than half of the members of the board of directors are present. The proportion is calculated on the basis of the number of members who have been appointed. No decision may be made unless all members of the board of directors have been reserved the opportunity, to the extent possible, to participate in the consideration of the matter, meaning in practice that the notice of the meeting of the board of directors must be delivered to all members of the board of directors sufficiently well in advance of the meeting. The opinion of the majority constitutes the decision of the board of directors. In the event of a tied vote, the Chairman of the board of directors has the deciding vote.

The board of directors may pass written resolutions without convening a meeting, subject to the prerequisites set out in the immediately preceding paragraph.

Chairman of the Board	Chairman of the Board

The board of directors shall appoint a Chairman for a term not to exceed the term of his or her position as a director.

The Chairman of the board of directors shall ensure the proper functioning of the company’s governing bodies. He or she convenes the board of directors, chairs meetings of the board, organizes the work of the board, and ensures that the directors are able to fulfill their mission. The Chairman is required to sign minutes of the board of directors if acting as the chairman of the meeting. In the event of a tie, neither the Chairman nor any director acting as chairman shall have casting vote.

At the date hereof, the Chairman of the Alcatel Lucent board of directors is Philippe Camus.

According to the articles of association of Nokia, the board of directors shall elect its Chairman and Vice Chairman upon the recommendation by the Corporate Governance and Nomination Committee.

The board of directors convenes at the request of its Chairman. Under the Finnish Companies Act, the Chairman is required to ensure that the board of directors is convened when needed. The Chairman is also required to sign minutes of the board of directors if acting as the Chairman of the meeting and, in the case of a tied vote, the position supported by the Chairman prevails.

At the date hereof, the Chairman of the board of directors of Nokia is Risto Siilasmaa.

Liability of Directors	Liability of Directors

Directors are liable, individually or jointly and severally as the case may be, to the company or to third parties, either for breaches of the provisions of the applicable legislation or regulation, or breaches of the provisions of the articles of association, or for mismanagement of the company.

Directors are only liable to the company for personal negligence in the performance of their duties. They may be personally liable to third parties only for violations that are detachable from their duties. They shall incur no liability for acts of management or the results thereof.

Criminal liability of directors is provided for by Articles L. 242-1 to L. 242-8 of the French commercial code. Criminal liability of directors may be incurred by a breach of certain provisions of the French commercial code or for a breach of certain other legislations and regulations, including the provisions of the French labor code and the provisions of securities law, as well as certain regulation applicable to the activities of the company.

Under the Finnish Companies Act, directors are liable, individually or jointly and severally as the case may be, to the company or to third parties, either for breaches of the provisions of the applicable legislation or regulation, or for violating the general duty of care under the Finnish Companies Act, or for breaches of the provisions of the articles of association.

Each member of the board of directors and the President and Chief Executive Officer are liable for any loss caused intentionally or negligently to the company while performing their duties. Such liability for damages may be imputed to members of the board of directors and the President and Chief Executive Officer irrespective of whether a specific legal provision or a company rule has been violated. Thus, it is sufficient that the director or officer have acted against his or her general duty of care under the Finnish Companies Act.

The liability of a member of the board of directors and the President and Chief Executive Officer for loss caused to shareholders or third parties is conditioned upon a violation of the specific provisions of the Finnish Companies Act or the company’s articles of association. A breach of the general duty of care is insufficient.

The shareholders, the chairman of the general meeting of shareholders or the company’s auditor may also be liable for loss caused to the company, other shareholders or third parties through a violation of the provisions of the Finnish Companies Act or the company’s articles of association.

Liability of directors based on the Finnish Companies Act does not exclude liability based on other grounds, such as contractual liability or liability based on breaches of other laws such as environmental legislation or securities legislation.

Furthermore, individual members of the board of directors may become personally liable for loss caused by acts or omissions that are held to constitute a criminal offence under the Finnish Penal Code.

Board Committees

Alcatel Lucent	Nokia

Audit Committee	Audit Committee

French companies whose shares are admitted to trading on a regulated market must have an audit committee.

The members of the audit committee are appointed by the board of directors among the directors of the company, other than those directors having executive positions in the same company.

In accordance with the Afep-Medef Code, the audit committee should be composed of at least two thirds of independent directors.

The main tasks of the audit committee are:

•  to review the accounts;

•  to ensure the relevance and consistency of accounting methods used in drawing up the Company’s consolidated and corporate accounts;

•  to monitor the process for the preparation of financial information;

According to the FCGC, the company shall establish an audit committee, if the extent of the company’s business requires that a group with a more compact composition than the board deals with the preparation of matters pertaining to financial reporting and control.

The members of the audit committee shall have the qualifications necessary to perform the responsibilities of the audit committee, and at least one member shall have expertise specifically in accounting, bookkeeping or auditing.

The members of the audit committee shall be independent of the company and at least one member shall be independent of significant shareholders.

The board shall define the duties of the audit committee in the charter confirmed for the committee, based on the circumstances of the company. The audit committee shall have at least the following duties:

•  to monitor the reporting process of financial statements;

•  to monitor the effectiveness of the internal control and risk management systems;

•  to regularly interview the statutory auditors; and

•  to steer the procedure for selection of the statutory auditors and submit a recommendation to the board of directors regarding the statutory auditors proposed for appointment by the shareholders’ meeting.

At the date hereof, the audit committee of Alcatel Lucent consists of four members, independent directors.

•  to supervise the financial reporting process;

•  to monitor the efficiency of the company’s internal control, internal audit, if applicable, and risk management systems;

•  to review the description of the main features of the internal control and risk management systems in relation to the financial reporting process, which is included in the company’s Corporate Governance Statement;

•  to monitor the statutory audit of the financial statements and consolidated financial statements;

•  to evaluate the independence of the statutory auditor or audit firm, particularly the provision of related services to the company; and

•  to prepare the proposal for resolution on the election of the auditor.

At the date hereof, the audit committee of Nokia consist of four members of the board.

Other Committees	Other Committees

Although French law does not require the creation of other board committees, the Afep-Medef Code recommends that the compensation and the appointments of directors and executive directors be subject to preparatory work by a specialized committee of the board of directors. The Afep-Medef Code also specifies that these committees have a majority of independent directors.

•  At the date hereof, the board of directors of Alcatel Lucent has the following three other committees, having a majority of independent directors:

•  the Corporate Governance and Nominating Committee;

•  the Compensation Committee; and

•  the Technology Committee.

FCGC states that effective discharge of the duties of the board may require that board committees are established. The board shall confirm the central duties and operating principles of each committee in a written charter, the essential contents of which shall be disclosed.

According to the FCGC, the board may establish a nomination committee and a remuneration committee The members of the committees shall have the expertise and experience required by the duties of the relevant committee. The majority of the members of the nomination and/or remuneration committee shall be independent of the company. The managing director or other executives of the company may not be appointed to the nomination and/or remuneration committee.

At the date hereof, the board of directors of Nokia has the following two other committees:

•  the Personnel Committee; and

•  the Corporate Governance and Nomination Committee.

Executive Directors

Alcatel Lucent	Nokia

According to the French commercial code and the articles of association of Alcatel Lucent, the board of directors may decide that the Chairman will also serve as the Chief Executive Officer of the company.

If the board of directors does not appoint the Chairman to address the general management of the company as Chief Executive Officer, the board of directors shall appoint, by a simple majority vote of the directors present or represented, a Chief Executive Officer for a term to be determined by the board of directors at the time of such appointment. If the Chief Executive Officer is a member of the board of directors, such term shall not exceed the term of his/her position as a director.

The Chief Executive Officer is invested with the fullest power to act in all circumstances on the company’s behalf, subject to the limits of the corporate purpose, the powers expressly vested in the shareholders’ meetings and in the board of directors, and the decisions subject to the prior approval of the board of directors according to the company’s board operating rules. The Chief Executive Officer shall represent the company in its dealings with third parties. He or she shall represent the company in the courts.

As of the date hereof, each member of the board of directors of Nokia is a non-executive director.

According to the articles of association of Nokia, the board of directors elects the President who may also serve as the Chief Executive Officer of the company.

The President and Chief Executive Officer is responsible for the executive management of the company’s day-to-day operations in accordance with the instructions of the board of directors. Additionally, the President and Chief Executive Officer may undertake actions that are exceptional or far-reaching if specifically authorized to do so by the board of directors or on the condition that a delay in carrying out such actions may result in material damage to the company’s operations.

The President and Chief Executive Officer has the right to be present at the meetings of the board of directors and to speak there even if the President and Chief Executive Officer is not a member of the board of directors, insofar as the board of directors does not decide otherwise.

On the proposal of the Chief Executive Officer, the board of directors may authorize one or more persons to assist him, who shall have the title of Senior Executive Vice-President. A maximum of five Senior Executive Vice-Presidents may be appointed. The scope and duration of the powers delegated to a Senior Executive Vice-President shall be determined by the board of directors in agreement with the Chief Executive Officer. Senior Executive Vice-Presidents have the same authority as the Chief Executive Officer with respect to third parties.

The Chief Executive Officer and the Senior Executive Vice-Presidents may carry out their duties for a term to be determined by the board of directors. If the Chief Executive Officer or Senior Executive Vice-Presidents are members of the board of directors, such term shall not exceed the term of their position as directors, or, in any event, the date of the ordinary shareholders meeting called to approve the financial accounts of the fiscal year during which such individual will turn 68 years old.

Since September 1, 2015, and for the duration of the transitional period, Mr. Philippe Camus serves as interim Chief Executive Officer.

In accordance with the articles of association of Nokia, the current President and Chief Executive Officer has been authorized by the Nokia board of directors to represent Nokia alone.

At the date hereof, the function of the President and Chief Executive Officer is held by Rajeev Suri, who is not a member of the board of directors of the company.

According to the articles of association of Nokia, the company has a Group Leadership Team which is responsible for the operative management of the company. The number of members on the Nokia Group Leadership Team is approved by the board of directors. The chairman and the members of the Nokia Group Leadership Team are appointed by the board of directors.

Executive Directors’ Compensation

Alcatel Lucent	Nokia

Principles for the Determination of the Compensation of Executive Directors	Principles for the Determination of the Compensation of Executive Directors

In accordance with the Afep-Medef Code, the compensation of executive directors is determined by the board of directors. In order to determine the said compensation, the board of directors must take into account the principles of comprehensiveness, balance between the compensation components, benchmark, consistency, undestandability of the rules, and proportionality set by the Afep-Medef Code.

According to the FCGC’s general principles applied to remuneration schemes, the remuneration schemes shall be drawn up in such a manner that their goal is to promote competitiveness and long-term financial success of the company and to contribute to the favourable development of shareholder value. Remuneration schemes shall be based on predetermined and measurable performance and result criteria.

The board of directors shall decide on the remuneration of the managing director as well as other compensation payable to him or her.

The company shall disclose the main principles for the remuneration schemes covering the company’s managing director and other executives. The disclosure shall include

•  the division of the remuneration into non-variable and variable components, and

•  main information on

•  the determination of the variable components of the remuneration,

•  share and share-based remuneration schemes, and

•  additional pensions, if any.

Additionally, the company shall make available on its website a remuneration statement, which contains a description of the managing director’s:

•  salary and other financial benefits

•  shares and share-based rights received as remuneration

•  retirement age and the criteria for the determination of pension and additional pension

•  period of notice, salary for the period of notice and the terms and conditions of other possible compensation payable based on termination.

Requirement to Retain Shares by Executive Directors	Requirement to Retain Shares by Executive Directors

In accordance with the Afep-Medef Code, executive directors are required to hold as registered shares until the end of their term of office a significant number of shares periodically determined by the board of directors. The number of shares, which may be made up of exercised stock options or performance shares, must be significant and increasing, where necessary, to a level determined by the board of directors.	Based on the explanatory notes to the FCGC, the company may require that the managing director retain the shares or part of the shares received as remuneration during the term of the service contract.

Fixes Part of Executive Directors’ Compensation	Fixes Part of Executive Directors’ Compensation

In accordance with the Afep-Medef Code, the fixed of executive directors’ compensation should be reviewed at relatively long intervals. Any increases in compensation must be linked to events affecting the company and must take into account performance through other components of the compensation, including fringe benefits.	See above Section “Principles for the Determination of the Compensation of Executive Directors”.

Variable Part of Executive Directors’ Compensation	Variable Part of Executive Directors’ Compensation

In accordance with the Afep-Medef Code, the variable part of executive directors’ compensation must be determined by the board of directors for a fixed period. Except justified cases, the award of variable compensation may not only be restricted to executive directors.

The Afep-Medef Code also specifies that the variable compensation must be subject to the achievement of precise and predetermined objectives. Therefore, the quantitative criteria must be simple, relevant, objective, measurable and suited to the corporate strategy. The quantitative criteria must be defined precisely. The variable compensation must be set at a level that is balanced in relation to the fixed part.

Pursuant to the Afep-Medef Code, in the event that an executive director leaves before completion of the term envisaged for assessment of the performance criteria, the payment of the variable part of the compensation must be ruled out, unless there are exceptional circumstances which can be justified by the board of directors.

Based on the explanatory notes to the FCGC, remuneration may be based on long-term and short-term performance and results. Financial and non-financial performance and result criteria, which must be measurable as unambiguously as possible, may be used as the basis for remuneration. In the remuneration schemes, the non-variable and variable components must be proportionate to each other. It may be appropriate to set limits to the variable components of remuneration. Remuneration schemes define the period for which the fulfilment of the set performance and result criteria are evaluated (earning period). A long-term remuneration scheme may require that the remuneration for the earning period is disposable first after a certain period of time after the earning period (restriction period).

Awards of Stock Options and Performance Shares to Executive Directors	Awards of Stock Options and Performance Shares to Executive Directors

In accordance with the Afep-Medef Code, awards of options and shares to executive directors must be conditional on the attainment of performance targets. In addition, the exercise by executive directors of all of the options and the acquisition of the shares must be related to serious and demanding performance conditions that are to be met over a period of several consecutive years.

The Afep-Medef Code also specifies that the total amount of the stock option plans and performance shares must represent a small fraction of the capital, and the right balance must be struck according to the benefits derived by the shareholders from the management.

See above Section “Principles for the Determination of the Compensation of Executive Directors”.

Benefits for Taking Up a Position, Termination and Non-Competition Paid to Executive Directors	Benefits for Taking Up a Position, Termination and Non-Competition Paid to Executive Directors

In accordance with the Afep-Medef Code, benefits for taking up a position may only be granted to a new executive director who has come from a company outside the group.

The Afep-Medef Code also specifies that the termination benefits must be subject to demanding performance requirements. Termination benefits may only be paid in the event that the departure of the executive director is imposed,

Based on the explanatory notes to the FCGC, the termination payment and other possible compensation payable due to the termination of the managing director’s service contract may not, in general, exceed an aggregate amount corresponding to the non-variable salary for two years.

Otherwise see above section Principles for the Determination of the Compensation of Executive Directors.

regardless of the form of this departure, and linked to a change in control or strategy. In addition, termination benefits should not exceed when applicable two years of compensation (fixed and variable).

Pursuant to the Afep-Medef Code, non-competition benefits of executive directors should not exceed a ceiling of two years of compensation (fixed and variable). When a termination benefit is also paid, the aggregate of these two benefits must not exceed this ceiling.

Shareholder Litigation

Alcatel Lucent	Nokia

The directors, as well as the Chief Executive Officer, are liable to the company or to third parties, individually or jointly and severally, as the case may be, either for breaches to legislative or regulatory provisions applicable to the company, or for breaches to the provisions of the articles of association, or for any misconduct in their management.

Any shareholder may engage an action in order to have his damage repaired, if this damage is incurred by an action of the directors or by the Chief Executive Officer, to the extent such damage is distinct of the damage that was potentially endured by the company, and even if the misconduct of the president is not detachable from his duties.

Any shareholder may also, either individually or with a shareholders’ association answering certain conditions, or by combination with other shareholders under certain conditions, engage a legal action against the directors or against the Chief Executive Officer in order to obtain reparation for damages incurred by the company.

The action for damages against the directors or against the Chief Executive Officer, either led by the company or by an individual, shall expire after three years from the damaging fact or, if it was concealed, from the discovery of the damaging fact, and after ten years if that fact is characterized as a crime.

See “Liability of Directors” above for a general discussion on the grounds for liability under the Finnish Companies Act.

One or several shareholders holding at least 10% of all shares in a company, have the right to bring an action in their own name for loss caused to the company, if it is probable at the time of filing of the action, that the company will not file a claim for damages. Additionally, an individual shareholder has a similar right to bring an action in his or her own name when it can be demonstrated that the non-enforcement of the claim for damages would be contrary to the general principle of equal treatment of the shareholders, as stated in the Finnish Companies Act. The shareholders bringing the action shall bear the legal costs themselves, but they have the right to be reimbursed by the company for such costs, in so far as the funds accruing to the company by means of the proceedings will suffice.

A shareholder does not have a direct right to receive compensation or damages for loss caused to the company.

Actions for damages under the Finnish Companies Act must generally be initiated within five years from the end of the accounting period during which the decision leading to the loss was made or when the action leading to the loss was taken. Specific expiration periods apply if the loss is caused by a criminal offence.

If the person liable for damages has been discharged from liability by a decision of the general meeting of shareholders, the shareholders must, as a general rule, bring the action within three months of the resolution on such discharge from liability.

Thresholds Crossing Notifications and Declaration of Intent

Alcatel Lucent	Nokia

Statutory Thresholds Crossing Notifications	Statutory Thresholds Crossing Notifications

According to the articles of association of Alcatel Lucent, any shareholder holding shares equal to or in excess of 2% of the total number of the shares must, within a period of five French trading days from the date on which this share ownership threshold is reached, inform the company by letter or fax of the total number of shares that he or she owns. This notification shall be made each time a further threshold of 1% is reached.

Any shareholder holding shares equal to or in excess of 3% of the total number of the shares must, within a period of five French trading days from the date on which this share ownership threshold is reached, request the registration of his or her shares. This obligation to register shares shall

Nokia does not have a provision for statutory thresholds crossing notifications.

apply to all the shares already held as well as to any shares that may be acquired subsequently in excess of this threshold. The copy of the request for registration, sent by letter or fax to the company within fifteen calendar days from the date on which this share ownership threshold is reached, shall be deemed to be a notification that the threshold has been reached. A further request shall be sent in the same conditions each time a further threshold of 1% is reached, up to 50%.

Calculation of the thresholds above shall include indirectly held shares and shares equivalent to existing shares as defined in Article L. 233-7 et. seq. of the French commercial code (e.g., shares held by controlled subsidiaries, held by another person for the account of that person, or held by a third party acting in concert with that person).

Shareholders must certify that all securities owned or held as defined in the preceding paragraph are included in each such declaration and must also indicate the date or dates of acquisition.

These notice obligations apply to holders of shares through ADS.

Should shareholders not comply with the provisions set forth above, voting rights for shares exceeding the declarable thresholds shall, at the request of one or more shareholders holding at least 3% of the share capital, be withdrawn under the conditions and within the limits laid down by law.

Any shareholder whose shareholding falls below either of the thresholds provided for above must also inform the company thereof, within the same period of five trading days and in the same manner.

Legal Thresholds Crossing Notifications	Legal Thresholds Crossing Notifications

Pursuant to the provisions of the French commercial code, any natural or legal person, any shareholder acting alone or in concert, whose shareholding exceeds or falls below the ownership thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 1/3, 50%, 2/3, 90% or 95% of the share capital or of the voting rights of Alcatel Lucent, shall notify Alcatel Lucent and the AMF within a period of four French trading days (before the close of the trading session) from the date following the day on which this share ownership threshold is reached, and shall specify the total number of shares that he or she owns.

Pursuant to the terms of Article L. 233-9 I 4° and 4°bis of the French commercial code, the computation of the aforementioned thresholds must take into account the existing shares or voting rights that the declaring shareholder is entitled to acquire on his own initiative, immediately or in the future, by virtue of an agreement or a financial instrument paid for in cash, as well as existing shares or voting rights that are the object of any agreement or financial instrument paid for in cash and which have an economic effect for the declaring shareholder similar to shareholding. Additionally, the obligation to notify separately obliges the declaring shareholder to present, in addition to the usual information, complementary information concerning the following financial instruments: (i) securities giving deferred access to new shares and (ii) existing shares that the declaring shareholder is entitled to acquire by virtue of an agreement or of a financial instrument whose exercise depends on the initiative of a third party.

Pursuant to the Finnish Securities Market Act, a shareholder has an obligation to notify Nokia and the Finnish Financial Supervisory Authority of his or her portion of holdings and voting rights when the portion reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50%, 2/3 or 90% of the voting rights or the number of shares in the company. A notification must also be made when a shareholder is party to an agreement or other arrangement, the effect of which would mean that the above threshold is reached or exceeded or that the portion falls below the notification threshold when implemented. The notification is to be submitted without undue delay, however, no later than on the next Finnish trading day after the shareholder learned or should have learned of the transaction as a result of which his or her portion of holdings and voting rights has changed or will change. The shareholder is deemed to have been informed of the transaction no later than two calendar days after the transaction.

The portion of holdings is calculated in proportion to the number of shares entered in the Finnish Trade Register as well as to the number of votes carried by these shares. In calculating the portion of holdings, the existing portion of holdings is added with or subtracted by the change in the portion of holdings that an agreement or other arrangement will result in to the extent that the change is known. Also the portion of holdings and voting rights of an entity and foundation controlled by the shareholder and that of a pension foundation or pension fund of the shareholder and an entity controlled by it are included in the calculation.

A shareholder failing to regularly notify the company and the AMF of the crossing of one of the above mentioned ownership thresholds will be deprived of the voting rights attached to the number of shares exceeding such thresholds for any shareholders’ meeting that would be convened for a period of two years following the date of regularization of the notification.	The Finnish Financial Supervisory Authority may impose administrative sanctions for breach of the provisions relating to notification requirements, but such breach does not currently entail a loss of voting rights.

Declaration of Intents	Declaration of Intents

Any shareholder whose shareholding exceeds 10%, 15%, 20% and 25% of the share capital or of the voting rights of Alcatel Lucent must declare his or her intentions for the six months to come. Such declaration must be made to the company and to the AMF within a period of five French trading days (before the close of the trading session).	Nokia does not have a provision for declaration of intents.

Information Provided to Shareholders

Alcatel Lucent	Nokia

Pursuant to the provisions of the French commercial code, the company must make available to its shareholders certain books and corporate documents of the company relating to the last three fiscal years, including:

•  the annual financial accounts and, where available, the consolidated accounts;

•  a list of the directors of the company;

•  reports made by the board of directors and by the statutory auditors;

•  draft resolutions of the shareholders’ meetings;

•  minutes of shareholders’ meetings;

•  information concerning the candidates to the office of director;

•  the global amount, as certified by the statutory auditors, of compensation paid to the ten most highly paid persons in the company; and

•  attendance sheets of the shareholders’ meetings held during the last three financial years.

Prior to a shareholders’ meeting, the shareholders of the company may also obtain certain information, including:

•  the agenda of the meeting;

•  the draft resolutions of the shareholders’ meetings;

•  a summary of the situation of the company during the most recent completed fiscal year;

•  the report made by the board of directors on corporate governance and internal control, as a listed company;

•  the report made by the statutory auditors;

•  the annual financial accounts of the company and, as the case may be, consolidated accounts;

•  a chart presenting the results of the company over the last five fiscal years;

•  the names of directors and the chief executive officer as well as, as the case may be, the indication of other companies in which those persons have management, direction, administration or controlling duties; and

•  the names and ages of the candidates to the office of director, as well as their professional references and their professional activities over the last five years, including the functions they have or had in other companies, as well as the employments or functions they had in the company, and the number of company shares they own or carry.

During this period, shareholders may at any time read the list of shareholders of the company.

Pursuant to the Finnish Companies Act, the Finnish Securities Market Act as well as the FCGC, the company must, for a period of five years, make available to its shareholders certain corporate documents of the company, including, inter alia, the following:

•  the annual accounts and the consolidated accounts;

•  the reports made by the board of directors and by the statutory auditors;

•  notices of the general meetings of shareholders and resolution proposals;

•  minutes of the general meetings of shareholders;

•  information concerning the candidates to the board of directors or the President and Chief Executive Officer;

•  statements concerning corporate governance and internal control as a listed company (including information on the activities and composition of the board of directors and its committees as well as the management and auditors);

•  remuneration statements (including information on the remuneration of the company’s board of directors, management and auditors); and

•  stock exchange releases

The company must make the above mentioned documents available on the company’s website.

Prior to a general meeting of shareholders, the company must make available to the shareholders certain documents at its registered office and on the company’s website. The period for the documents to be kept available begins three weeks before the general meeting of shareholders, at the latest, and ends three months after the general meeting of shareholders, at the earliest. The documents must also be available at the general meeting of shareholders. The documents that may need to be made available, depending on the matters on the agenda of the general meeting of shareholders, include, inter alia, the following:

•  notice of the general meeting of shareholders and resolution proposals;

•  information about the candidates to the board of directors and the management (if such appointments are on the agenda)

•  the annual accounts, the consolidated accounts, and the reports made by the board of directors and by the statutory auditors;

•  in case of a merger or a demerger being addressed by the general meeting of shareholders, the statutory documentation relating to such reorganization; and

•  such other documents as required by the Finnish Companies Act for the addressing of specific agenda items.

Mandatory Tender Offer

Alcatel Lucent	Nokia

The French financial and monetary Code provides that a shareholder acting alone or in concert, who holds directly or indirectly more than 30% of the share capital or of the voting rights of a company listed on a regulated market, is obligated to immediately notify the AMF and to file a compulsory public tender offer for all of the share capital of the company and of the securities giving access to the voting rights of the company, such tender offer being subject to compliance conditions set for by the AMF.

The same provisions apply to natural or legal persons, acting alone or in concert, holding directly or indirectly a number of shares comprised between 30% and 50% of the share capital or voting rights, and who, within less than twelve consecutive months, raise their share capital or voting rights ownership of more than 1% of the total number of the share capital or voting rights of the company.

Article L. 433-4 of the French financial and monetary code and Articles 236-1 seq. (public buy-out offer), 237-1 seq. (squeeze-out following any tender offer) of the AMF General Regulation set out the conditions for filing a public buy-out offer and the conditions of implementation of a squeeze-out for the minority shareholders of a company whose shares are listed on a regulated market.

The Finnish Securities Market Act provides that a shareholder whose portion of voting rights increases to over 30% or to over 50% of the voting rights attached to the shares in a publicly listed company is obligated to make a public tender offer for all remaining shares and for securities entitling to shares in the company (mandatory bid). In calculating the portion of voting rights of the shareholder, shares held inter alia by persons acting in concert with the shareholder as well as shares controlled by the shareholder based on an agreement or other arrangement shall also be taken into account.

Pursuant to the Finnish Companies Act, a shareholder holding more than 90% of all shares and votes in a company has the right to redeem the shares of the other shareholders in the company at fair market value (squeeze-out). In addition, a shareholder whose shares may be redeemed, has a corresponding right to demand redemption of shares (sell-out).

The articles of association of Nokia provide that a shareholder whose holding, either alone or together with other shareholders, of the total shares of the company equals or exceeds 33 1/3% or 50% (“Purchasor”) is obliged, at the request of other shareholders (“Purchasee”), to redeem their shares and securities which entitle to shares. The purchase price is the higher of the following: i) the weighted average trading price of the shares on the Nasdaq Helsinki during the ten Finnish business days prior to the day on which the company has been notified by the Purchasor that his or her holding has reached or exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which the board of directors of the company otherwise becomes aware of this, or ii) the average price, weighted by the number of shares, which the Purchasor has paid for the shares he has acquired during the last 12 months preceding the date referred to in item i).

Related Party Transaction

Alcatel Lucent	Nokia

Any related party transaction pursuant to Article L. 225-38 of the French commercial code, except for those concerning ordinary course transactions and for transactions between wholly-owned companies, must be subject to the prior approval of the board of directors and then to the approval of the shareholders.

A related party transaction as per Article L. 225-38 of the French Commercial Code is (i) an agreement entered into directly or through an intermediary person between Alcatel Lucent and its chief executive officer, one of its executive vice-presidents, one of its directors, one of its shareholders holding more than 10% of the voting rights or, if it is a legal person shareholder, the company controlling such legal person in the sense of Article L. 233-3 of the French commercial code; (ii) an agreement to which one of those persons have an indirect interest; or (iii) an agreement between Alcatel Lucent and a company, if the chief

As a general rule, a member of the board of directors is disqualified from any decision making concerning a transaction between him- or herself and the company, or any other issue that may provide any material benefit to him or her that may be contradictory to the interests of the company.

In transactions benefiting the related parties of the company, a reversed burden of proof is applied, i.e., the members of the board of directors are presumed to have acted negligently if damage is caused to the company as a result of a transaction that benefits a party closely related to the company, unless the member or members of the board of directors can prove that they have acted with due care.

Transactions that do not fulfil the requirements of lawful distribution of assets (see “Dividends / Other Distribution of Assets and Liquidation”), and which reduce the assets of the company or increase its liabilities without a sound business executive officer, one of the executive vice presidents or one of the directors of Alcatel Lucent is owner, or shareholder indefinitely liable, or manager, or director, or member of the supervisory board or, more generally, managing officer of that company.

The prior authorization given by the board of directors is motivated by and must justify the interest of the convention for Alcatel Lucent, in particular by detailing the financial conditions attached to that convention.

In accordance with the Afep-Medef Code, directors must report to the board of directors any conflict of interest, whether actual or potential, and abstain from taking part in voting on the related resolution. The director’s charter of Alcatel Lucent set out a procedure regarding conflict of interest.

reason, constitute unlawful distribution of assets. Related-party transactions without a sufficient reason may fall under this definition.

Related-party transactions must be disclosed in the notes to the financial statements, if such transactions are material and not on an arm’s length-basis. Pursuant to the Finnish Companies Act, the company needs to include in its annual report information concerning any loans, liabilities and liability undertakings granted to a related party and the material terms of the arrangement if the combined amount of such liabilities exceeds EUR 20 000 or 5% of the equity on the company’s balance sheet.